Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED NOVEMBER 22, 2013

INFORMATION STATEMENT

Time Inc.

1271 Avenue of the Americas

New York, New York 10020

Common Stock

(par value $0.01)

We are sending you this Information Statement in connection with Time Warner Inc.’s spin-off of its wholly owned subsidiary, Time Inc. To effect the spin-off, Time Warner Inc., or “Time Warner,” will distribute all of the shares of Time Inc. common stock on a pro rata basis to the holders of Time Warner common stock. We expect that the distribution of Time Inc. common stock will be tax-free to Time Warner stockholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

If you are a record holder of Time Warner common stock as of the close of business on                     , 2014, which is the record date for the distribution, you will be entitled to receive one share of Time Inc. common stock for every              shares of Time Warner common stock you hold on that date. Time Warner will distribute the shares of Time Inc. common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Time Inc. common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of              p.m., New York City time, on                     , 2014. Immediately after the distribution becomes effective, we will be an independent publicly-traded company.

Time Warner’s stockholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Time Warner stockholders will not be required to pay any consideration for the shares of Time Inc. common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Time Warner common stock or take any other action in connection with the spin-off.

Time Warner currently owns all of the outstanding shares of Time Inc. common stock. Accordingly, no trading market for Time Inc. common stock currently exists. We expect, however, that a limited trading market for Time Inc. common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Time Inc. common stock will begin on the first trading day after the distribution date. We intend to list Time Inc. common stock on              under the symbol “            .”

In reviewing this Information Statement, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 15 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                     , 2014.

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INDUSTRY AND MARKET DATA

This Information Statement includes publishing industry data, rankings, circulation information, Internet user data and other industry and market information that we obtained from public filings, internal company sources and various third-party sources. These third-party sources include, but are not limited to, Publishers Information Bureau as provided by Kantar Media (“PIB”), the Alliance for Audited Media (“AAM”), the Audit Bureau of Circulations (“ABC”), comScore Media Metrix and GfK Mediamark Research and Intelligence (“MRI”). While we are not aware of any misstatements regarding any industry data presented in this Information Statement and believe such data are accurate, we have not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data. Such data involve uncertainties and are subject to change based on various factors.

Unless otherwise stated herein, all U.S. circulation data in this Information Statement are sourced from AAM reports and all U.K. circulation data, including statements as to our position in the U.K. print publishing industry and ranking based on print newsstand revenues in the U.K. (the industry-standard metric for magazine rankings in the U.K.), are sourced from ABC reports. All Internet user data in this Information Statement are sourced from comScore Media Metrix reports. All print advertising revenue data, including statements as to our position in the print publishing industry and ranking based on print advertising revenues in the United States, are sourced from PIB reports. Magazine readership and audience statistics presented in this Information Statement are based on surveys conducted by MRI.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

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SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Time Warner and Time Warner’s distribution of our common stock to its stockholders. For a more complete understanding of our business and the spin-off, you should read the entire Information Statement carefully, particularly the discussion of “Risk Factors” beginning on page 15 of this Information Statement, and our historical combined and unaudited interim combined financial statements and the notes to those financial statements appearing elsewhere in this Information Statement.

Prior to Time Warner’s distribution of the shares of our common stock to its stockholders, Time Warner will undertake a series of internal transactions, following which Time Inc. will hold the businesses constituting Time Warner’s current Publishing segment, as described in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2012, which we refer to as the “Publishing Business.” We refer to this series of internal transactions, which is described in more detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement,” as the “Internal Reorganization.”

We refer to Time Warner’s distribution of the shares of our common stock to its stockholders as the “Distribution” and to the Internal Reorganization and the Distribution collectively as the “Spin-Off.”

In this Information Statement, unless the context otherwise requires:

•	“Time Inc.,” “we,” “our” and “us” refer to Time Inc. and its consolidated subsidiaries after giving effect to the Spin-Off, and

•	“Time Warner” refers to Time Warner Inc. and its consolidated subsidiaries other than, for all periods following the Spin-Off, Time Inc.

Our Company

Time Inc. is the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. Our portfolio of more than 90 magazines includes some of the world’s most popular brands, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune.

Strategic Overview

We have one of the strongest collections of media brands. We engage approximately 100 million U.S. consumers in print and approximately 45 million online each month. Time Inc. is home to celebrated franchises such as the Fortune 500, Time’s Person of the Year, People’s World’s Most Beautiful Woman and Sports Illustrated Swimsuit.

In 2013, we made key changes to our leadership team. In September, Joseph A. Ripp became Chief Executive Officer and Jeffrey J. Bairstow joined as Executive Vice President and Chief Financial Officer. They are engaging in a review of our business strategy to enhance long-term stockholder value. As part of the review, they are evaluating our operating and digital strategies, the appropriate cost structure and investment spending for our business and our strategy for capital allocation and financial leverage. Following this review, the leadership team will be better positioned to articulate areas of strategic emphasis for our business.

Our key strengths include leadership in premium content, operational scale, one of the strongest collections of media brands and loyal relationships with audiences and advertisers. As an independent company, particular areas of strategic emphasis will include:

•	Making our core business more efficient. We are committed to pursuing operational efficiencies and cost leadership.

•	Extending our brands and content scale into new revenue streams. We believe there are significant opportunities to engage our loyal audiences and advertisers across print, digital and other platforms.

•	Actively managing our portfolio of titles, brands and assets. We intend to explore strategic alternatives including internal investments, strategic partnerships, acquisitions and divestitures.

•	Disciplined capital allocation. We are committed to a disciplined approach to evaluating acquisitions and internal investments, capital structure optimization and return of capital.

Business Overview

As of October 1, 2013, we published 23 magazines in print in the United States, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune, and over 70 magazines outside the United States, primarily through IPC Magazines Group Limited (“IPC”) in the U.K. and Grupo Editorial Expansión (“GEX”) in Mexico. We also licensed more than 50 editions of our magazines for print or digital publication to publishers in over 20 countries.

In addition, as of October 1, 2013, we operated over 45 websites, most of which share brands with our magazines, such as People.com, SI.com and Time.com, which collectively have millions of average monthly unique visitors around the world. We continue to extend our brands digitally by offering digital magazines, websites optimized for mobile viewing and mobile applications based on our magazine brands across most major digital platforms in the territories where we publish magazines.

We derive approximately half our revenues from the sale of advertising, primarily from our print magazines with a smaller amount from our websites and marketing services. The sale of magazines to consumers (i.e., circulation) accounted for approximately one-third of our total revenues in 2012. A significant majority of our revenues are generated in the United States.

We operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

Other Information

We are a Delaware corporation. Our principal executive offices are located at 1271 Avenue of the Americas, New York, New York 10020. Our telephone number is (212) 522-1212. Our website address is www.timeinc.com. Information contained on, or connected to, our website or Time Warner’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

The Spin-Off

Overview

On March 6, 2013, Time Warner announced plans for the complete legal and structural separation of the Publishing Business from Time Warner. To effect the separation, first, Time Warner will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement.” Following the Internal Reorganization, Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business. Then, Time Warner will distribute all of Time Inc.’s common stock to Time Warner’s stockholders, and Time Inc., holding the Publishing Business, will become an independent publicly-traded company.

Before the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Time Warner related to the Spin-Off. These agreements will govern the relationship between Time Warner and us up to and after completion of the Spin-Off and allocate between Time Warner and us various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner” for more detail.

The Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Time Warner has the right not to complete the Spin-Off if, at any time, Time Warner’s board of directors, or the “Time Warner Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section titled “The Spin-Off” below in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Time Warner. In the Spin-Off, Time Warner will distribute to its stockholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent publicly-traded company, and Time Warner will not retain any ownership interest in us.

Q:	Will the number of Time Warner shares I own change as a result of the Spin-Off?

A:	No, the number of shares of Time Warner common stock you own will not change as a result of the Spin-Off.

Q:	What are the reasons for the Spin-Off?

A:	The Time Warner Board considered the following potential benefits in deciding to pursue the Spin-Off:

•	Strategic Clarity and Flexibility. Following the Spin-Off, Time Warner and Time Inc. will each have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of Time Warner and Time Inc. to enhance its strategic flexibility to respond to industry dynamics.

•	Focused Management. The Spin-Off will allow the management of each of Time Warner and Time Inc. to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

•	Management Incentives. The Spin-Off will enable Time Inc. to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Time Inc. equity-based compensation arrangements will more closely align the interests of Time Inc.’s management and employees with the interests of its stockholders and should increase Time Inc.’s ability to attract and retain personnel.

•	Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Time Warner and Time Inc. and will enable Time Inc. to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

Q:	Why is the separation of Time Inc. structured as a spin-off?

A:	Time Warner believes that a tax-free distribution of our shares is the most efficient way to separate our business from Time Warner in a manner that will achieve the above benefits.

Q:	What will I receive in the Spin-Off?

A:	As a holder of Time Warner common stock, you will receive a dividend of one share of our common stock for every shares of Time Warner common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “—How will fractional shares be treated in the Distribution?” for more information on the treatment of the fractional share you may be entitled to receive in the Distribution. Your proportionate interest in Time Warner will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:	Time Warner will distribute approximately million shares of our common stock in the Spin-Off, based on the approximately shares of Time Warner common stock outstanding as of , 2014. The actual number of shares of our common stock that Time Warner will distribute will depend on the number of shares of Time Warner common stock outstanding on the Record Date. The shares of our common stock that Time Warner distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Time Warner will determine record ownership as of the close of business on , 2014, which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:	The Distribution will be effective as of p.m., New York City time, on , 2014, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for stockholders entitled to receive the shares in the Distribution. See “—How will Time Warner distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Time Inc. common stock you receive in the Distribution on and following the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this document carefully. Holders of Time Warner common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Time Warner common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of Time Warner common stock on or before the Distribution Date, will I still be entitled to receive shares of Time Inc. common stock in the Distribution?

A:	If you hold shares of Time Warner common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Time Warner common stock with or without your entitlement to our common stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Time Warner distribute shares of our common stock?

A:	Registered stockholders: If you are a registered stockholder (meaning you own your shares of Time Warner common stock directly through Time Warner’s transfer agent, Computershare), our distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own. You will be able to access information regarding your book-entry account holding the Time Inc. shares at .

“Street name” or beneficial stockholders: If you own your shares of Time Warner common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Spin-Off—When and How You Will Receive Time Inc. Shares” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:	The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Time Warner stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—How will Time Inc. common stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received by Time Warner stockholders in lieu of fractional shares. In addition, the aggregate tax basis of the Time Warner common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Time Warner common stock held by the U.S. Holder immediately before the Distribution, allocated between the Time Warner common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments).

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does Time Inc. intend to pay cash dividends?

A:	We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy” for more information.

Q:	How will Time Inc. common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on under the symbol “ .”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Time Warner common stock?

A:	We expect the trading price of shares of Time Warner common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Publishing Business. Furthermore, until the market has fully analyzed the value of Time Warner without the Publishing Business, the trading price of shares of Time Warner common stock may fluctuate. There can be no assurance that, following the Distribution, the combined trading prices of the Time Warner common stock and the Time Inc. common stock will equal or exceed what the trading price of Time Warner common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Time Warner and Time Inc. will be less than Time Warner’s equity value before the Spin-Off.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Time Warner common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for Time Inc. common stock?

A:	We have not yet determined who the transfer agent and registrar for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.

Q:	Are there risks associated with owning shares of Time Inc. common stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth in the section titled “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Time Warner at:

Investor Relations

Time Warner Inc.

One Time Warner Center

New York, New York 10019-8016

Phone: 1-866-INFO-TWX

Email: ir@timewarner.com

After the Spin-Off, if you have any questions relating to Time Inc., you should contact us at:

Investor Relations

Time Inc.

1271 Avenue of the Americas

New York, New York 10020-1300

Summary of the Spin-Off

Distributing Company	Time Warner Inc., a Delaware corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Time Warner will not own any shares of our common stock.

Distributed Company	Time Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the Publishing Business. After the Spin-Off, we will be an independent publicly-traded company.

Distributed Securities	All of the shares of our common stock owned by Time Warner, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately shares of Time Warner common stock outstanding on , 2014, and applying the distribution ratio of one share of Time Inc. common stock for every shares of Time Warner common stock, approximately million shares of Time Inc. common stock will be distributed.

Record Date	The Record Date is the close of business on , 2014.

Distribution Date	The Distribution Date is , 2014.

Internal Reorganization	A portion of the Publishing Business is currently held by subsidiaries of Time Warner other than Time Inc. In connection with the Spin-Off, Time Warner will undertake the Internal Reorganization so that we hold the entire Publishing Business. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement” for a description of the Internal Reorganization.

Distribution Ratio	Each holder of Time Warner common stock will receive one share of our common stock for every shares of Time Warner common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Time Warner common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Time Warner shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, Time Warner will release the shares of our common stock to the distribution agent to distribute to Time Warner stockholders. Time Warner will distribute our shares in book-entry form and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Time Warner common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to Time Warner stockholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Time Warner stockholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction, or the Time Warner Board’s waiver, of the following conditions:

•	the Time Warner Board shall have authorized and approved the Internal Reorganization and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Time Inc. common stock to Time Warner stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the Securities and Exchange Commission (which we refer to in this Information Statement as the “SEC”) shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended (which we refer to in this Information Statement as the “Exchange Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the or another national securities exchange approved by Time Warner, subject to official notice of issuance;

•	Time Warner shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and that no “excess loss account” within the meaning of Section 1.1502-19 of the Treasury Regulations (an “ELA”) with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off;

•	the Internal Reorganization (as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement”) shall have been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Time Warner shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Time Warner Board, would result in the Spin-Off having a material adverse effect on Time Warner or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Time Warner common stock as of the Record Date;

•	Time Warner shall have duly elected the individuals to be listed as members of our post-Distribution board of directors in this Information Statement, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences and such director shall serve on our Audit and Finance Committee, Compensation Committee and Nominating and Governance Committee;

•	Time Warner shall have delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Time Warner or any of its subsidiaries after the Distribution and who is an officer or director of us or any of our subsidiaries immediately prior to the Distribution;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect; and

•	Time Warner shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems in the ordinary course consistent with prior practice, subject to an exception that permits us to cause any excess cash held by our foreign subsidiaries to be transferred to us or any of our other subsidiaries.

The fulfillment of the foregoing conditions will not create any obligation on the part of Time Warner to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Time Warner has the right not to complete the Spin-Off if, at any time, the Time Warner Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders or is otherwise not advisable.

Trading Market and Symbol	We intend to file an application to list our common stock on the under the symbol “ .” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Time Warner common stock: (i) a “regular-way” market on which shares of Time Warner common stock will trade with an entitlement for the purchaser of Time Warner common stock to receive shares of our common stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of Time Warner common stock will trade without an entitlement for the purchaser of Time Warner common stock to receive shares of our common stock. See “The Spin-Off—Trading Prior to the Distribution Date.”

Tax Consequences to Time Warner Stockholders	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received in lieu of a fractional share. In addition, the aggregate tax basis of the Time Warner common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Time Warner common stock held by the U.S. Holder immediately before the Distribution, allocated between the Time Warner common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Time Warner after the Spin-Off	We intend to enter into several agreements with Time Warner related to the Spin-Off, which will govern the relationship between Time Warner and us up to and after completion of the Spin-Off and allocate between Time Warner and us various assets, liabilities, rights and obligations. These agreements include:

•	a Separation and Distribution Agreement that will set forth Time Warner’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•	a Transition Services Agreement pursuant to which Time Warner and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Time Warner and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution; and

•	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Distribution.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy.”

Transfer Agent	We have not yet determined who the transfer agent for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

Summary Historical Combined Financial Data

The following tables present certain summary historical combined financial information as of and for each of the years in the five-year period ended December 31, 2012 and as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012. The summary historical combined financial data as of December 31, 2012 and 2011 and for each of the fiscal years in the three-year period ended December 31, 2012 and as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 are derived from our historical combined and unaudited interim combined financial statements included elsewhere in this Information Statement. The summary historical combined financial data as of December 31, 2010 and as of and for the years ended December 31, 2009 and 2008 are derived from our unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The summary historical financial data presented below should be read in conjunction with our combined and unaudited interim combined financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future.

	Year Ended December 31,					Nine Months Ended September 30,
	2012(a)	2011(b)	2010(c)	2009(d)	2008(e)	2013(f)	2012(g)
($ in millions)				(unaudited)	(unaudited)	(unaudited)
Selected Operating Statement Information:
Revenues:
Advertising	$1,819	$1,923	$1,935	$1,878	$2,419	$1,267	$1,292
Circulation	1,210	1,271	1,291	1,324	1,523	816	878
Other	407	483	449	534	666	305	299

Total revenues	$3,436	$3,677	$3,675	$3,736	$4,608	$2,388	$2,469
Operating income (loss)	$420	$563	$515	$246	$(6,624)	$230	$220
Net income (loss)	$263	$368	$312	$147	$(6,403)	$135	$135

(a)	2012 includes a pretax loss on operating assets of $36 million related to the sale of QSP, our school fundraising business, noncash impairments of $6 million related to property, plant and equipment and restructuring and severance costs of $27 million. In the second quarter of 2012, we reassumed management of the SI.com and Golf.com websites, including selling the advertising for the websites, and ceased receiving a license fee from Turner Broadcasting System, Inc. (“Turner”) (see footnote (c)).
(b)	2011 includes a noncash impairment charge of $17 million related to identifiable intangible assets and property, plant and equipment, as well as restructuring and severance costs of $18 million. Also includes a full year of the management of the SI.com and Golf.com websites by Turner, including selling the advertising for the websites. In exchange, we received a license fee from Turner.
(c)	2010 includes a noncash impairment charge of $11 million related to certain intangible assets and restructuring and severance costs of $61 million. In the fourth quarter of 2010, we transferred to Turner the management of the SI.com and Golf.com websites, including selling the advertising for the websites. In exchange, we received a license fee from Turner.

(d)	2009 includes a noncash impairment charge of $33 million related to certain fixed assets and restructuring and severance costs of $99 million.
(e)	2008 includes a $7.139 billion noncash impairment to reduce the carrying value of goodwill and identifiable intangible assets, a $30 million noncash impairment related to the sub-lease with a tenant that filed for bankruptcy in September 2008, a $21 million noncash impairment of Southern Living at Home and a $5 million noncash impairment related to certain other asset write-offs. The 2008 results also included restructuring costs of $176 million primarily consisting of $119 million of severance and facility costs and $57 million related to the sub-lease of a tenant that filed for bankruptcy.
(f)	The nine months ended September 30, 2013 includes restructuring and severance costs of $58 million.
(g)	The nine months ended September 30, 2012 includes restructuring and severance costs of $24 million and a pretax loss on operating assets of $41 million related to the sale of QSP.

	As of December 31,					As of September 30, 2013
	2012	2011	2010	2009	2008
($ in millions)				(unaudited)	(unaudited)	(unaudited)
Selected Balance Sheet Information:
Cash and equivalents	$81	$95	$72	$157	$227	$63
Total assets	5,935	6,148	6,311	6,527	6,916	5,756
Debt due within one year	–	–	–	9	12	—
Long-term debt	36	34	32	30	36	37
Total equity	4,284	4,448	4,593	4,848	5,036	4,158
Total capitalization at book value	4,320	4,482	4,625	4,887	5,084	4,195

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement. While we believe we have identified and discussed below the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect our business, financial condition and results of operations in the future.

Risks Relating to Our Business

We face significant competition from other magazine publishers and new forms of media, including digital media, which we expect will continue, and as a result we may not be able to maintain or improve our operating results.

We compete principally with other magazine publishers for market share and for the time and attention of consumers of print magazine content. The proliferation of choices available to consumers for information and entertainment has resulted in audience fragmentation and has negatively impacted overall consumer demand for print magazines and intensified competition with other magazine publishers for share of print magazine readership. Competition among print magazine publishers for magazine readership is primarily based on brand perception, magazine content, quality and price. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on magazine cover selection and the placement and display of magazines in retail outlets.

We also compete with digital publishers and other forms of media, including websites, digital magazines and mobile apps. The competition we face has intensified as a result of the growing popularity of mobile devices such as tablets and smartphones and the shift in preference of some consumers from print media to digital media for the delivery and consumption of content. These new platforms have reduced the cost of producing and distributing content on a wide scale, allowing new free or low-priced digital content providers to compete with us and other print magazine publishers. The ability of our paid print and digital content to compete successfully with free and low-priced digital content depends on several factors, including our ability to differentiate and distinguish our content from free or low-priced digital content, as well as our ability to increase the value of paid subscriptions to our customers by offering a different, deeper and richer digital experience. If we are unable to distinguish our content from that of our competitors or adapt to new distribution methods, our business, financial condition and results of operations may be adversely affected.

We derive approximately half of our revenues from advertising. Competition among print magazine and digital publishers for advertising is primarily based on the circulation and readership of magazines and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The continuing shift in preference of some consumers from print media to digital media, as well as growing consumer engagement with new forms of digital media such as online and mobile social networking, has introduced significant new competition for advertising. The proliferation of new platforms available to advertisers, combined with continuing strong competition from print platforms, has impacted both the amount of advertising we are able to sell as well as the rates advertisers are willing to pay. Our ability to compete successfully for advertising also depends on our ability to prove the value of our advertising and the effectiveness of our print and digital platforms, including the value of advertising adjacent to high quality content, and on our ability to use our brands to continue to offer advertisers unique, multi-platform advertising programs and franchises. If we are unable to convince advertisers of the continuing value of our print and digital platforms or offer advertisers unique advertising programs tied to our brands, our business, financial condition and results of operations may be adversely affected.

Our profits will be affected by our ability to respond to recent and future changes in technology and consumer behavior.

Technology used in the publishing industry continues to evolve rapidly, and advances in that technology have led to alternative methods for the delivery and consumption of content, including via mobile devices such as tablets and smartphones. These technological developments have driven changes in consumer behavior, especially among younger demographics. Shifts to digital platforms present several challenges to our historical business model, which is based on the production and distribution of print magazines. In order to remain successful, we must continue to attract readers and advertisers to our print products while also appropriately adapting our business model to address consumer demand for digital content across a wide variety of devices.

This adaptation poses certain risks. First, advertising models and pricing for digital magazines and other digital platforms may not be as economically attractive to us as in print magazines, and our ability to continue to package print and digital audiences for advertisers could change in the future. Second, it is unclear whether it will be economically feasible for us to grow paid digital circulation to scale. Third, the increasing use of digital-only magazines is shifting how consumers interact with magazines and how readership is measured, which could indirectly adversely affect our advertising revenues. Further, our practice of offering certain content on our websites for free may reduce demand for our paid content.

The transition from print to digital platforms may also reduce the benefit of important economies of scale we have established in our print production and distribution operations. The scale of our print operations has allowed us to support significant vertical integration in our production, consumer marketing and retail distribution operations, among others, as well as to secure attractive terms with our third-party suppliers, all of which have provided us with significant economic and competitive advantages. If the size of our print operations declines, the economies of scale in our print operations may decline. Also, the shift to digital distribution platforms, many of which are controlled by third parties, may lead to pricing restrictions, the loss of distribution control, further loss of a direct relationship with consumers and greater susceptibility to technological problems or failures in third-party systems as compared to our existing print distribution operations. Further, we may be required to incur significant costs as we continue to acquire new expertise and infrastructure to accommodate the shift to digital platforms, including additional consumer software and digital and mobile content development expertise, and we may not be able to economically adapt existing print production and distribution assets to support our digital operations. If we are unable to successfully manage the transition to a greater emphasis on digital platforms, continue to negotiate mutually agreeable arrangements with digital distributors or otherwise respond to changes in technology and consumer behavior, our business, financial condition and results of operations may be adversely affected.

We are exposed to risks associated with weak domestic and global economic conditions.

We have been adversely affected by weak domestic and global economic conditions in the recent past and have experienced declines in our advertising and circulation revenues. If these conditions persist, our business, financial condition and results of operations may continue to be adversely affected. Factors that affect economic conditions include the rate of unemployment, the level of consumer confidence and changes in consumer spending habits. Because magazines are generally discretionary purchases for consumers, our circulation revenues are sensitive to general economic conditions and economic cycles. Certain economic conditions such as general economic downturns, including periods of increased inflation, unemployment levels, tax rates, interest rates, gasoline and other energy prices or declining consumer confidence, negatively impact consumer spending. Reduced consumer spending or a shift in consumer spending patterns away from discretionary items will likely result in reduced demand for our magazines and may also require us to incur increased selling and marketing expenses.

We also face risks associated with the impact of weak domestic and global economic conditions on third parties with which we do business, such as advertisers, suppliers, wholesale distributors, retailers and other parties. For example, if retailers file for reorganization under bankruptcy laws or otherwise experience negative effects on their businesses due to volatile or weak economic conditions, it could reduce the number of outlets for our magazines, which in turn could reduce the attractiveness of our magazines to advertisers. In addition, any financial instability of the wholesalers that distribute our print magazines to retailers could have various negative effects on us. See “—We could face increased costs and business disruption from instability in our wholesaler distribution channels.”

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase from us and the price at which they purchase it. Expenditures by advertisers tend to be cyclical, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers’ spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as food, automotive and financial services, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers’ products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. Further, in part as a result of the economic crisis of 2008-2010, advertisers are less willing to commit funds upfront to advertising initiatives than in the past. As a result, our advertising revenues are less predictable.

We are exposed to risks associated with the current challenging conditions in the magazine publishing industry.

We have experienced declines in our print advertising revenues due to both shifts by advertisers from print to digital and weak domestic and global economic conditions, which have also adversely affected our newsstand revenues. The challenging conditions and our declining revenues may limit our ability to invest in our brands and pursue new business strategies, including acquisitions, and make it more difficult to attract and retain talented employees and management. Moreover, while we have reduced our costs significantly in recent years to address these challenges, we will need to reduce costs further and such reductions may adversely impact the quality of our products and brands and further limit our ability to attract and retain talent. Our cost-reduction initiatives may involve moving more of our business operations and corporate functions to outsourced arrangements or off-shore locations. These and other cost-reduction initiatives are subject to execution risk, including business disruptions, diversion of management’s attention, incurring greater than anticipated expenses and risks associated with providing services and functions in outsourced or off-shore locations. If these risks materialize, we may be unable to realize the full benefit of our cost-reduction initiatives.

Changes to U.S. or international regulation of our business or the businesses of our advertisers could cause us to incur additional costs or liabilities, negatively impact our revenues or disrupt our business practices.

Our business is subject to a variety of U.S. and international laws and regulations. See “Business—Regulatory Matters” for a description of the significant laws and regulations affecting our business. We could incur substantial costs to comply with new laws or regulations or substantial penalties or other liabilities if we fail to comply with them. Compliance with new laws or regulations could also cause us to change or limit our business practices in a manner that is adverse to our business. In addition, if there are changes in laws or regulations that provide protections that we rely on in conducting our business, they could subject us to greater risk of liability and could increase compliance costs or limit our ability to operate our business.

Our business performance is also indirectly affected by the laws and regulations that govern the businesses of our advertisers. For example, the pharmaceutical industry, which accounts for a significant portion of our advertising revenues, is subject to regulations of the Food and Drug Administration in the United States requiring pharmaceutical advertisers to communicate certain disclosures to consumers about advertised pharmaceutical products, typically through the purchase of print media advertising. We face the risk that the Food and Drug Administration could change pharmaceutical marketing regulations in a way that is detrimental to the sale of print advertising.

In addition, changes in laws and regulations that currently allow us to retain customer credit card information and other customer data and to engage in certain forms of consumer marketing, such as automatic renewal of subscriptions for our magazines and negative option offers via direct mail, email, online or telephone solicitation, could have a negative impact on our circulation revenues and adversely affect our financial condition and operating performance.

Our results of operations could be adversely affected as a result of additional increases in postal rates, and our business and results of operations could be negatively affected by postal service changes.

The financial condition of the U.S. Postal Service (the “USPS”) continues to decline. In 2012 and 2013, the USPS closed numerous mail processing centers and announced plans to close additional processing centers in 2014, which could result in slower delivery of first class mail and periodicals mail. The USPS is currently prohibited under a Congressional resolution from discontinuing Saturday mail delivery, but the USPS and some members of Congress are attempting to lift that ban as part of comprehensive postal reform. Our subscribers expect our weekly magazines to be delivered in the same week that they are printed, and the elimination of Saturday mail delivery or slower delivery of periodicals mail, absent changes to our internal production schedules, could result in a certain percentage of our weekly magazines not reaching subscribers until the following week. We cannot predict how the USPS will address its fiscal condition in the future, and changes to delivery, reduction in staff or additional closings of processing centers may lead to changes in our internal production schedules or other changes in order to continue to meet our subscribers’ expectations.

Other measures taken to address the declining financial condition of the USPS could include increases in the rates for periodicals mail and local post office closures. On September 26, 2013, the USPS’ Board of Governors directed the USPS to submit a renewed application for a rate increase, which was initially submitted in 2010. The application is subject to approval by the Postal Regulatory Commission, which denied the initial request in September 2010 in the face of significant opposition from the mailing industry. If the rate increase is approved as filed, the USPS will increase rates by approximately 6% for all classes of mail in January 2014. Postage is a significant operating expense for us, and if there are significant increases in postal rates and we are not able to offset such increases, our results of operations could be negatively impacted.

We could face increased costs and business disruption from instability in our wholesaler distribution channels.

We operate a distribution network that relies on wholesalers to distribute our magazines to newsstands and other retail outlets. A small number of wholesalers are responsible for a substantial percentage of wholesale magazine distribution in the United States. We are experiencing significant declines in magazine sales at newsstands and other retail outlets. In light of these declines and the challenging general economic climate, there may be further consolidation among the wholesalers and one or more may become insolvent or unable to pay amounts due in a timely manner. A small number of wholesalers in the U.K. and Mexico are also responsible for a substantial percentage of wholesale magazine distribution in the U.K. and Mexico, respectively. Distribution channel disruptions can impede our ability to distribute magazines to the retail marketplace, which could, among other things, negatively affect the ability of certain magazines to meet the rate base established with advertisers. Disruption in the wholesaler channel, an increase in wholesaler costs or the failure of wholesalers to pay amounts due could adversely affect our business, financial condition and results of operations.

A significant increase in the price of paper or significant disruptions in our supply of paper would have an adverse effect on our business, financial condition and results of operations.

Paper represents a significant component of our total costs to produce print magazines. The price of paper has historically been volatile and may increase as a result of various factors, including:

•	a reduction in the number of suppliers due to restructurings, bankruptcies and consolidations;

•	declining paper supply due to paper mill closures; and

•	other factors that generally adversely impact supplier profitability, including increases in operating expenses caused by rising raw material and energy costs.

If paper prices increase significantly or we experience significant supply channel disruptions, our business, financial condition and results of operations would be adversely affected.

After the Spin-Off, we will have substantial indebtedness and the ability to incur significant additional indebtedness, which could adversely affect our business, financial condition and results of operations.

Following the Spin-Off, we will have substantial indebtedness and we may increase our indebtedness in the future. As of                     , 2014, after giving effect to the incurrence of indebtedness in connection with the Spin-Off, our total outstanding indebtedness would be approximately $         million.

Our level of indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	increase our cost of borrowing;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

•	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a potential disadvantage compared to our competitors that have less debt.

Our ability to make scheduled payments on and to refinance our indebtedness will depend on and be subject to our future financial and operating performance, which in turn is affected by general economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the banking and capital markets. Our business may fail to generate sufficient cash flow from operations or we may be unable to efficiently repatriate the portion of our cash flow that is derived from our foreign operations or borrow funds in an amount sufficient to enable us to make payments on our debt, to refinance our debt or to fund our other liquidity needs. If we were unable to make payments on or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as asset sales, equity issuances or negotiations with our lenders to restructure the applicable debt. The terms of debt agreements that we enter into in connection with the Spin-Off and market or business conditions may limit our ability to take some or all of these actions. In addition, if we incur additional debt, the related risks described above could be exacerbated.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

Subsequent to the Spin-Off, we will need to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations and new sources of capital, including additional financing. Our ability to obtain future financing will depend, among other things, on our financial condition and results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. Increased volatility and disruptions in the financial markets could make it more difficult and more expensive for us to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Historically, we have relied on Time Warner and its credit and access to capital for our financing needs, but, after the Spin-Off, we will not have access to Time Warner’s credit for our future financings. There can be no assurance that, as a new public company, we will have access to the capital markets on terms we find acceptable.

Adverse changes in the equity markets or interest rates, changes in actuarial assumptions and legislative or other regulatory actions could substantially increase our pension costs and adversely affect our financial condition and results of operations.

We are the sponsor of international defined benefit pension plans. In addition, in connection with the Spin-Off, pension liabilities associated with certain of our employees related to a tax-qualified pension plan sponsored by Time Warner may be assumed by us. As a result, following the Spin-Off, we may have significant defined benefit pension plan obligations. The difference between a pension plan’s obligations and its assets, or the funded status of a pension plan, significantly affects the net periodic benefit costs of a pension plan and the ongoing funding requirements of a pension plan. Among other factors, changes in interest rates, mortality rates, early retirement rates, wage inflation, investment returns, minimum funding requirements and the market value of plan assets can affect the level of plan funding, cause volatility in the net periodic pension cost and increase future funding requirements. Volatile economic conditions increase these risks. Legislative and other governmental regulatory actions and any actions by any plan trustee may also increase funding requirements or impose additional costs. A significant increase in our pension funding requirements could negatively affect our ability to invest in our business, pay dividends or repurchase stock, or could require us to reduce spending on marketing and other similar activities.

We face risks relating to doing business internationally that could adversely affect our business, financial condition and operating results.

Our business operates internationally. There are risks inherent in doing business internationally, including:

•	issues related to managing international operations;

•	potentially adverse tax developments;

•	currency exchange and export controls;

•	local labor laws and regulations; and

•	limitations on our ability to efficiently repatriate cash from our foreign operations.

One or more of these factors could harm our international operations and operating results. In addition, some of our operations are conducted in foreign currencies, and the value of each of these currencies fluctuates relative to the U.S. dollar. As a result, we are exposed to exchange rate fluctuations, which in the past have had, and in the future could have, an adverse effect on our results of operations in a given period.

Our business may suffer if we cannot continue to enforce the intellectual property rights on which our business depends.

Our business relies on a combination of trademarks, trade names, copyrights and other proprietary rights, as well as contractual arrangements, including licenses, to establish and protect our intellectual property and brand names. Our proprietary trademarks and other intellectual property rights are important to our continued success and our competitive position. See “Business—Intellectual Property” for a description of our intellectual property assets and the measures we take to protect them. Effective intellectual property protection may not be available in every country in which we operate or our products are available. We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Moreover, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe on, or diminish the value of our trademarks and other proprietary rights. Any impairment of our intellectual property or brands, including due to changes in U.S. or foreign intellectual property laws or the absence of effective legal protections or enforcement measures, could adversely impact our business, financial condition and results of operations.

We have been, and may be in the future, subject to claims of intellectual property infringement, which could require us to change our business practices.

Successful claims that we infringe the intellectual property of others could require us to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question. This could require us to change our business practices and limit our ability to compete effectively. Even if we believe that claims of intellectual property infringement are without merit, defending against the claims can be time-consuming and costly and divert management’s attention and resources away from our business.

A disruption or failure of our or our vendors’ information systems and networks as a result of computer viruses, misappropriation of data or other malfeasance, natural disasters (including extreme weather), accidental releases of information or other similar events, may disrupt our business, damage our reputation or have a negative impact on our results of operations.

Because information systems, networks and other technologies are critical to many of our operating activities, shutdowns or service disruptions at our company or vendors that provide information systems, networks, printing or other services to us pose increasing risks. Such disruptions may be caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, denial of service attacks and other malicious activity, as well as power outages, natural disasters (including extreme weather), terrorist attacks or other similar events. Such events could have an adverse impact on us and our customers, including degradation or disruption of service and damage to equipment and data. In addition, system redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient to cover all eventualities. Significant events could result in a disruption of our operations, customer or advertiser dissatisfaction, damage to our reputation or brands or a loss of customers or revenues. In addition, we may not have adequate insurance coverage to compensate for any losses associated with such events.

We could be subject to risks caused by misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in the information systems and networks of our company and our third-party vendors, including personnel, customer and vendor confidential data. In addition, outside parties may attempt to penetrate our systems or those of our third-party vendors or fraudulently induce our employees or our third-party vendors to disclose sensitive information in order to gain access to our data. If an actual or perceived breach of our security or that of our third-party vendors occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose customers and advertisers and our reputation, brands and credibility could be damaged. We could be required to expend significant amounts of money and other resources to remedy any such incident or repair or replace information systems or networks. In addition, such events could result in violations of data privacy laws and regulations, and we could be subject to regulatory actions and claims made by consumers in private litigation involving privacy issues related to consumer data collection and use practices, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we maintain systems to try to prevent these events from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated.

Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely. As we distribute more of our content digitally, outsource more of our information systems to third-party vendors, engage in more electronic transactions with consumers and rely more on cloud-based information systems, the related security risks will increase and we will need to expend additional resources to protect our technology and information systems.

We are also subject to payment card association rules and obligations under our contracts with payment card processors. Under these rules and obligations, if information is compromised, we could be liable to payment card issuers for the cost of associated expenses and penalties. In addition, if we fail to follow payment card industry security standards, even if no customer information is compromised, we could incur significant fines or experience a significant increase in payment card transaction costs.

We could be required to record significant impairment charges in the future.

Under U.S. generally accepted accounting principles, goodwill and indefinite-lived intangible assets are required to be tested for impairment annually or earlier upon the occurrence of certain events or substantive changes in circumstances, and long-lived assets, including finite-lived intangible assets, are required to be tested for impairment upon the occurrence of a triggering event. Factors that could lead to impairment of goodwill and indefinite-lived intangible assets include significant adverse changes in the business climate and declines in the value of our business.

As a result of Time Warner’s decision to pursue the Spin-Off, we assessed our goodwill, indefinite-lived intangible assets and long-lived assets for impairment as of September 30, 2013. Although the September 30, 2013 impairment test did not result in any impairment, market conditions in the publishing industry, including declines in print advertising revenues and newsstand sales, remain challenging. In addition, to date, certain of the strategies and initiatives encompassed in our current long-range plan have not met management’s original expectations. During the third quarter of 2013, we appointed a new Chief Executive Officer and Chief Financial Officer, who are in the process of reviewing our current strategies and initiatives as well as developing new strategies and initiatives for Time Inc. as part of preparing a new long-range plan. As a result, some of our current strategies and initiatives could be modified, abandoned or replaced with new strategies and initiatives, which could change our expectations of future cash flows. If market conditions or our expectations of future cash flows are worse than our current expectations, it is possible that the carrying values of our reporting unit and certain of our tradenames will exceed their respective fair values, which could result in us recognizing a noncash impairment of goodwill or indefinite-lived intangible assets that could be material.

We may make acquisitions, which could involve inherent risks and uncertainties.

We may make acquisitions, which could involve inherent risks and uncertainties, including:

•	the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner;

•	the challenge in achieving strategic objectives, cost savings and other anticipated benefits;

•	the potential loss of key employees of the acquired businesses;

•	the potential diversion of senior management’s attention from our operations;

•	the risks associated with integrating financial reporting and internal control systems;

•	the difficulty in expanding information technology systems and other business processes to incorporate the acquired businesses;

•	potential future impairments of goodwill associated with the acquired businesses; and

•	in some cases, the potential for increased regulation.

If an acquired business fails to operate as anticipated, cannot be successfully integrated with our existing business, or one or more of the other risks and uncertainties identified occur in connection with our acquisitions, our business, results of operations and financial condition could be adversely affected.

If it becomes more difficult to attract and retain key personnel, our business could be adversely affected.

We are dependent on our ability to hire and retain talented employees and management. We have had several recent changes in executive leadership, which has been disruptive to our business. As a result of these disruptions or other factors, it may become more difficult to attract and retain the key employees we need to meet our strategic objectives.

Our operating results are subject to seasonal variations.

Our business has experienced, and is expected to continue to experience, seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s reading habits. Typically, our revenues from advertising are highest in the fourth quarter. The effects of such seasonality make it difficult to estimate future operating results based on the previous results of any specific quarter.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Time Warner and its stockholders.

The Spin-Off is conditioned on Time Warner’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code and that no ELA with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off. Time Warner can waive receipt of the tax opinion as a condition to the Spin-Off.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by, Time Warner and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service (“IRS”) or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Time Warner has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Time Warner’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in Time Warner common stock to the extent the amount received exceeds the stockholder’s share of Time Warner’s earnings and profits; and (iii) a taxable gain from the exchange of Time Warner common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Time Warner’s earnings and profits and the U.S. Holder’s basis in its Time Warner common stock.

If the Distribution were determined not to qualify for non-recognition of gain and loss, then Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of a special dividend that we will distribute to Time Warner as part of the Internal Reorganization. In addition, even if the Distribution qualifies for non-recognition of gain and loss under Section 355 of the Code, there is a possibility that an ELA up to the amount of the special dividend could be determined to be created and taken into account as part of the Spin-Off. In this case, Time Warner would recognize gain equal to the amount of the ELA. Under certain circumstances, we could have an indemnification obligation to Time Warner with respect to tax on any such gain. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We could have an indemnification obligation to Time Warner if the Distribution were determined not to qualify for non-recognition treatment, which could materially adversely affect our financial condition.

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, or that an ELA was created and taken into account, we could be required to indemnify Time Warner for the resulting taxes and related expenses. Any such indemnification obligation could materially adversely affect our financial condition.

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to Time Warner, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Time Warner due to such a 50% or greater change in ownership of our stock, Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of the special dividend that we will distribute to Time Warner as part of the Internal Reorganization, and we generally would be required to indemnify Time Warner for the tax on such gain and related expenses. Any such indemnification obligation could materially adversely affect our financial condition. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355(e) of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business, and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Tax Matters Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from Time Warner, we may be more susceptible to market fluctuations and other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Time Warner’s corporate organization, and Time Warner has provided us with various corporate functions. Following the Spin-Off, Time Warner will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner.” These services do not include every service that we have received from Time Warner in the past, and Time Warner is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Time Warner. These services include information technology, tax administration, treasury activities, accounting, benefits administration, procurement, legal and ethics and compliance program administration, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Time Warner. Because our business has historically operated as part of the wider Time Warner organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

We have no recent operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this Information Statement from Time Warner’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of Time Warner’s broader corporate organization and Time Warner performed various corporate functions for us, including information technology, tax administration, treasury activities, accounting, benefits administration, procurement, legal and ethics and compliance program administration. Our historical financial information reflects allocations of corporate expenses from Time Warner for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

•	We will enter into transactions with Time Warner that did not exist prior to the Spin-Off, such as Time Warner’s provision of transition services, which will cause us to incur new costs.

•	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Time Warner, we enjoyed certain benefits from Time Warner’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Time Warner prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent publicly-traded company. While we have been profitable as part of Time Warner, we cannot assure you that our profits will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Information Statement.

Some of the contracts to be transferred or assigned to us contain provisions requiring the consent of third parties in connection with the transactions contemplated by the Internal Reorganization and Distribution. If these consents are not obtained, we may be unable to enjoy the benefit of these contracts in the future.

Some of the contracts to be transferred or assigned to us in connection with the Internal Reorganization and Distribution contain provisions that require the consent of third parties to the Internal Reorganization, the Distribution or both. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Time Warner.

We will negotiate agreements with Time Warner related to our separation from Time Warner, including the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement and any other agreements, while we are still part of Time Warner. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Time Warner and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions.”

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on                     . We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the magazine publishing industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Time Warner stockholders and, as a result, these Time Warner stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Time Warner stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our common stock following the Spin-Off, it is likely that some Time Warner stockholders, possibly including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or – in the case of index funds – we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.

Following the Spin-Off, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends, and there can be no assurance that, in the future, the combined annual dividends paid on Time Warner common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on Time Warner common stock prior to the Spin-Off.

Your percentage ownership in Time Inc. may be diluted in the future.

Your percentage ownership in Time Inc. may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These include provisions that:

•	permit us to issue blank check preferred stock as more fully described under “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws;”

•	do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders;

•	provide that only our Chief Executive Officer, Board of Directors or any record holders of shares representing at least 25% of the combined voting power of the outstanding shares of all classes and series of our capital stock entitled generally to vote in the election of directors, voting as a single class, are entitled to call a special meeting of our stockholders; and

•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Time Inc., including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements.” These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance.

These forward-looking statements are based on management’s current expectations and assumptions regarding our business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Important factors that could cause our actual results to differ materially from those in our forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors:

•	changes in our plans, initiatives and strategies, and consumer acceptance thereof;

•	recent and future changes in technology, including alternative methods for the delivery of our content;

•	changes in consumer behavior, including changes in spending behavior and changes in when, where and how digital content is consumed;

•	competitive pressures;

•	our ability to deal effectively with economic slowdowns or other economic or market difficulties;

•	changes in advertising market conditions or advertising expenditures due to, among other things, economic conditions, changes in consumer behavior, pressure from public interest groups, changes in laws and regulations and other societal or political developments;

•	our ability to exploit and protect our intellectual property rights in and to our content and other products;

•	lower than expected valuations associated with our cash flows and revenues, which could result in our inability to realize the value of recorded intangible assets and goodwill;

•	increased volatility or decreased liquidity in the capital markets, including any limitation on our ability to access the capital markets for debt securities, refinance our outstanding indebtedness or obtain bank financings on acceptable terms;

•	the effects of any significant acquisitions, dispositions and other similar transactions by us;

•	the failure to meet earnings expectations;

•	the adequacy of our risk management framework;

•	changes in U.S. GAAP or other applicable accounting policies;

•	the impact of terrorist acts, hostilities, natural disasters (including extreme weather) and pandemic viruses;

•	a disruption or failure of network and information systems or other technology on which our business relies;

•	changes in tax and other laws and regulations;

•	changes in foreign exchange rates; and

•	the other risks and uncertainties detailed in the section titled “Risk Factors.”

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On March 6, 2013, Time Warner announced plans for the complete legal and structural separation of the Publishing Business from Time Warner. To effect the separation, Time Warner will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement.” After giving effect to the Internal Reorganization, Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business.

Following the Internal Reorganization, Time Warner will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to Time Warner’s stockholders on a pro rata basis. Following the Spin-Off, Time Warner will not own any equity interest in us, and we will operate independently from Time Warner. No approval of Time Warner’s stockholders is required in connection with the Spin-Off, and Time Warner’s stockholders will not have any appraisal rights in connection with the Spin-Off.

The Spin-Off is subject to the satisfaction, or the Time Warner Board’s waiver, of a number of conditions. In addition, Time Warner has the right not to complete the Spin-Off if, at any time, the Time Warner Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Time Warner Board has regularly reviewed the businesses that comprise Time Warner to confirm that Time Warner’s resources are being put to use in a manner that is in the best interests of Time Warner and its stockholders. In reaching the decision to pursue the Spin-Off, the Time Warner Board considered a range of potential structural alternatives for the Publishing Business, including retaining some or all of the Publishing Business as part of Time Warner and a sale or merger of some or all of the Publishing Business to or with third parties. In evaluating these alternatives with the goal of enhancing stockholder value, the Time Warner Board considered input and advice from members of Time Warner and Time Inc. management. As part of this evaluation, the Time Warner Board considered a number of factors, including the strategic clarity and flexibility for Time Warner and Time Inc. after the Spin-Off, the ability of Time Warner and Time Inc. to compete and operate efficiently and effectively (including Time Inc.’s ability to retain and attract management talent) after the Spin-Off, the financial profile of Time Warner and Time Inc., the potential reaction of investors and the probability of successful execution of the various structural alternatives and the risks associated with those alternatives.

As a result of this evaluation, the Time Warner Board determined that proceeding with the Spin-Off would be in the best interests of Time Warner and its stockholders. The Time Warner Board considered the following potential benefits of this approach:

•	Strategic Clarity and Flexibility. Following the Spin-Off, Time Warner and Time Inc. will each have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of Time Warner and Time Inc. to enhance its strategic flexibility to respond to industry dynamics.

•	Focused Management. The Spin-Off will allow the management of each of Time Warner and Time Inc. to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

•	Management Incentives. The Spin-Off will enable Time Inc. to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Time Inc. equity-based compensation arrangements will more closely align the interests of Time Inc.’s management and employees with the interests of its stockholders and should increase Time Inc.’s ability to attract and retain personnel.

•	Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Time Warner and Time Inc. and will enable Time Inc. to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

In determining whether to effect the Spin-Off, the Time Warner Board considered the costs and risks associated with the transaction, including the costs associated with preparing Time Inc. to become an independent publicly-traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Time Warner’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Time Warner’s common stock after the Spin-Off may drop below the trading price of Time Warner’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, the Time Warner Board determined that the Spin-Off was the best alternative to achieve the above benefits and enhance stockholder value.

When and How You Will Receive Time Inc. Shares

Time Warner will distribute to its stockholders, as a pro rata dividend, one share of our common stock for every              shares of Time Warner common stock outstanding as of                     , 2014, the Record Date of the Distribution.

Prior to the Spin-Off, Time Warner will deliver all of the issued and outstanding shares of our common stock to the distribution agent.                      will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Time Warner common stock as of the close of business on                     , 2014, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•	Registered stockholders. If you own your shares of Time Warner common stock directly through Time Warner’s transfer agent, Computershare, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Time Inc. shares at .

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. Most Time Warner stockholders own their shares of Time Warner common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of Time Warner common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name”.

If you sell any of your shares of Time Warner common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Time Warner shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Time Warner stockholders to take any action in connection with the Spin-Off. No stockholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Time Warner common stock for shares of our common stock. The number of outstanding shares of Time Warner common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive one share of our common stock for every              shares of Time Warner common stock you owned as of the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Time Warner stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Time Warner or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Time Warner or us.

The distribution agent will send to each registered holder of Time Warner common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about                      after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Time Warner stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Time Warner Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of Time Warner common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Time Warner common stock that are U.S. Holders, as defined immediately below, that hold their Time Warner common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Time Warner common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Time Warner common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Time Warner equity;

•	stockholders owning Time Warner common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax; or

•	persons who own Time Warner common stock through partnerships or other pass-through entities.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Time Warner common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), Cravath, Swaine & Moore LLP, counsel to Time Warner, is of the opinion that for U.S. federal income tax purposes:

•	no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Time Warner common stock and our common stock held by each U.S. Holder immediately after the Distribution should be the same as the aggregate tax basis of the Time Warner common stock held by the U.S. Holder immediately before the Distribution, allocated between the Time Warner common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•	the holding period of our common stock received by each U.S. Holder should include the holding period of their Time Warner common stock, provided that such Time Warner common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Time Warner common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Time Warner common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Time Warner common stock is more than one year on the date of the Distribution.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from, and certain covenants by, Time Warner and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Time Warner has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Time Warner’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Time Warner common stock to the extent the amount received exceeds the stockholder’s share of Time Warner’s earnings and profits; and

•	a taxable gain from the exchange of Time Warner common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Time Warner’s earnings and profits and the U.S. Holder’s basis in its Time Warner common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules.

Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Time Warner stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Time Warner to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Time Warner

The following is a summary of the material U.S. federal income tax consequences to Time Warner in connection with the Spin-Off that may be relevant to holders of Time Warner common stock.

Subject to the qualifications and limitations set forth herein, Cravath, Swaine & Moore LLP, counsel to Time Warner, is of the opinion that for U.S. federal income tax purposes:

•	the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code; and

•	no ELA with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off.

The opinion of counsel is subject to the same qualifications and limitations as are set forth above in relation to the opinion of counsel regarding consequences to U.S. Holders.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of a special dividend that we will distribute to Time Warner as part of the Internal Reorganization. In addition, even if the Distribution qualifies for non-recognition of gain and loss under Section 355 of the Code, there is a possibility that an ELA up to the amount of the special dividend could be determined to be created and taken into account as part of the Spin-Off. In this case, Time Warner would recognize gain equal to the amount of the ELA.

Indemnification Obligation

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, or that an ELA was created and taken into account, we could be required to indemnify Time Warner for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Time Warner, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Time Warner due to such a 50% or greater change in ownership of our stock, Time Warner would recognize gain in an amount up to the fair market value of our common stock held by it immediately before the Distribution, increased by the amount of the special dividend that we will distribute to Time Warner as part of the Internal Reorganization, and we generally would be required to indemnify Time Warner for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent publicly-traded company. Immediately following the Spin-Off, we expect to have approximately                  holders of shares of our common stock and approximately              million shares of our common stock outstanding, based on the number of Time Warner stockholders and

shares of Time Warner common stock outstanding on                     , 2014. The actual number of shares of our common stock Time Warner will distribute in the Spin-Off will depend on the actual number of shares of Time Warner common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Time Warner’s equity plans, and any repurchase of Time Warner shares by Time Warner under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Time Warner common stock or any rights of Time Warner stockholders, although we expect the trading price of shares of Time Warner common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of Time Warner common stock will no longer reflect the value of the Publishing Business. Furthermore, until the market has fully analyzed the value of Time Warner without the Publishing Business, the trading price of shares of Time Warner common stock may fluctuate.

Before our separation from Time Warner, we intend to enter into a Separation and Distribution Agreement and several other agreements with Time Warner related to the Spin-Off. These agreements will govern the relationship between Time Inc. and Time Warner up to and after completion of the Spin-Off and allocate between Time Inc. and Time Warner various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner.”

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Time Warner. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on              under the symbol “            .” Following the Spin-Off, Time Warner common stock will continue to trade on the New York Stock Exchange under the symbol “TWX.”

Neither we nor Time Warner can assure you as to the trading price of Time Warner common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Time Warner common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Time Warner common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to Time Warner stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Time Warner common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Time Warner common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Time Warner common stock: a “regular-way” market and an “ex-distribution” market. Shares of Time Warner common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Time Warner common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Time Warner common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on the                      under the trading symbol “             .” If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Time Warner:

•	the Time Warner Board shall have authorized and approved the Internal Reorganization and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Time Inc. common stock to Time Warner stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the or another national securities exchange approved by Time Warner, subject to official notice of issuance;

•	Time Warner shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code and that no ELA with respect to our common stock should be taken into account as income or gain as a result of any step of the Spin-Off;

•	the Internal Reorganization (as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement”) shall have been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Time Warner shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Time Warner Board, would result in the Spin-Off having a material adverse effect on Time Warner or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Time Warner common stock as of the Record Date;

•	Time Warner shall have duly elected the individuals to be listed as members of our post-Distribution Board in this Information Statement, and such individuals shall be the members of our Board immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences and such director shall serve on our Audit and Finance Committee, Compensation Committee and Nominating and Governance Committee;

•	Time Warner shall have delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Time Warner or any of its subsidiaries after the Distribution and who is an officer or director of us or any of our subsidiaries immediately prior to the Distribution;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect; and

•	Time Warner shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems in the ordinary course consistent with prior practice, subject to an exception that permits us to cause any excess cash held by our foreign subsidiaries to be transferred to us or any of our other subsidiaries.

The fulfillment of the above conditions will not create any obligation on Time Warner’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Time Warner has the right not to complete the Spin-Off if, at any time, the Time Warner Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Time Warner or its stockholders or is otherwise not advisable.

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Time Warner’s stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Time Warner. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Time Warner undertakes any obligation to update the information except in the normal course of our and Time Warner’s public disclosure obligations and practices.

DIVIDEND POLICY

We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. Our Board will make all decisions regarding the payment of future dividends, and such decisions will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. See also “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.”

CAPITALIZATION

The following table sets forth the cash and capitalization of the Publishing Business as of September 30, 2013, on a historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on September 30, 2013. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined and unaudited interim combined financial statements and accompanying notes included elsewhere in this Information Statement.

	September 30, 2013
	Historical	As adjusted
($ in millions)	(unaudited)
Cash and cash equivalents	$63	$

Capitalization:
Indebtedness:
Long-term debt	$37	$
Equity:
Common stock, $0.01 par value	—
Paid-in-capital	—
Divisional equity	4,332
Accumulated other comprehensive loss, net	(174)

Total equity	4,158

Total capitalization	$4,195	$

We have not yet finalized our post-Spin-Off capitalization. We intend to update this Information Statement to reflect our post-Spin-Off capitalization.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected historical combined financial information as of and for each of the years in the five-year period ended December 31, 2012 and as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012. The selected historical combined financial data as of December 31, 2012 and 2011 and for each of the fiscal years in the three-year period ended December 31, 2012 and as of September 30, 2013 and for the nine months ended September 30, 2013 and 2012 are derived from our historical combined and unaudited interim combined financial statements included elsewhere in this Information Statement. The selected historical combined financial data as of December 31, 2010 and as of and for the years ended December 31, 2009 and 2008 are derived from our unaudited combined financial statements that are not included in this Information Statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

You should review the selected historical financial data presented below in conjunction with our combined and unaudited interim combined financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future.

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2011	2010	2009	2008(a)	2013	2012
($ in millions)				(unaudited)	(unaudited)	(unaudited)
Selected Operating Statement Information:
Revenues:
Advertising	$1,819	$1,923	$1,935	$1,878	$2,419	$1,267	1,292
Circulation	1,210	1,271	1,291	1,324	1,523	816	878
Other	407	483	449	534	666	305	299

Total revenues	$3,436	$3,677	$3,675	$3,736	$4,608	$2,388	2,469
Operating income (loss)	$420	$563	$515	$246	$(6,624)	$230	220
Net income (loss)	$263	$368	$312	$147	$(6,403)	$135	135

(a)	2008 includes a $7.139 billion noncash impairment to reduce the carrying value of goodwill and identifiable intangible assets.

	As of December 31,
	2012	2011	2010	2009	2008	As of September 30, 2013
($ in millions)				(unaudited)	(unaudited)	(unaudited)
Selected Balance Sheet Information:
Cash and equivalents	$81	$95	$72	$157	$227	$63
Total assets	5,935	6,148	6,311	6,527	6,916	5,756
Debt due within one year	–	–	–	9	12	—
Long-term debt	36	34	32	30	36	37
Total equity	4,284	4,448	4,593	4,848	5,036	4,158
Total capitalization at book value	4,320	4,482	4,625	4,887	5,084	4,195

BUSINESS

Introduction

Time Inc. is the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. Our portfolio of more than 90 magazines includes some of the world’s most popular brands.

Since our founding in 1922, we have developed a worldwide reputation for quality, integrity and innovation in journalism. We have created some of the most iconic and influential magazine brands in the world. The first issue of Time, published on March 3, 1923, created the newsweekly category. The launch of Fortune in 1930 revolutionized business journalism, and the launch of Sports Illustrated in 1954 introduced the first national sports weekly magazine. These early titles built the foundation for our long-standing tradition of world-class journalism and premier sales and marketing expertise.

Beginning with the 1974 launch of People (today the largest magazine in the United States based on both readership and advertising revenues), we moved the business beyond our original core titles and expanded into content focused on entertainment, fashion and women’s lifestyle. In 1987, we launched Cooking Light, in 1990 Entertainment Weekly, in 1994 InStyle, in 2000 Real Simple and in 2004 All You. These launches transformed Time Inc. into a company that reaches almost half of all U.S. adults each month and that provides opportunities for beauty, food, fashion and retail, financial, drugs and other marketers to reach their target audiences.

Today, Time Inc. reaches large audiences through its websites, on computers and mobile devices, as well as millions every day on Twitter and Facebook. More recently, we introduced paid digital versions of substantially all of our magazines for the major tablet platforms.

In 2013, we made key changes to our leadership team. In September, Joseph A. Ripp became Chief Executive Officer and Jeffrey J. Bairstow joined as Executive Vice President and Chief Financial Officer. They are engaging in a review of our business strategy to enhance long-term stockholder value. As part of the review, they are evaluating our operating and digital strategies, the appropriate cost structure and investment spending for our business and our strategy for capital allocation and financial leverage. Following this review, the leadership team will be better positioned to articulate areas of strategic emphasis for our business.

Our Competitive Strengths

Significant scale advantages

As the largest magazine publisher in the United States and the U.K., we are able to produce premium content in multiple print and digital platforms more cost effectively than smaller competitors. We are also able to spread the costs of doing business over many magazines, brands and businesses. In addition, our magazines reach almost half of all U.S. adults each month, which allows us to provide both mass reach and targeted audiences to advertisers.

Category-leading brand portfolio

Our portfolio represents one of the strongest collections of media brands, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune. The brands and their franchises (e.g., Sports Illustrated Swimsuit, Fortune 500, People’s World’s Most Beautiful Woman and Time’s Person of the Year) and spin-offs (e.g., People StyleWatch) have been built through decades of investment and innovation and are difficult to replicate. We consider the strength of our brands to be an important competitive advantage, as evidenced by consumers’ willingness to pay premium prices for our content, advertisers’ interest in associating their brands with ours and our ability to attract the talent who create our highly-valued content.

Strong subscriber relationships that provide deep consumer knowledge and data

For the six-month period ended June 30, 2013, we had an average of approximately 30 million active subscriptions worldwide. Millions of our subscribers have been with us for years. Customer loyalty provides an important starting point as we launch new paid digital products. In addition, we have a marketing database of approximately 150 million U.S. adults, which represents a significant percentage of the adult U.S. population. This database is a strategic tool that we use to market our magazines and products to consumers and sell audiences to advertisers. We also conduct and use extensive quantitative and qualitative research to shape our content and marketing. Our content creation teams and our consumer marketing group use these consumer insights to anticipate consumer trends and develop targeted marketing programs.

Long-standing relationships with a diverse pool of advertisers

Our industry-leading advertising sales teams have strong, long-standing relationships with advertisers and agencies. This enables us to develop value-added programs for advertisers across our print and digital properties. Also, we have a diverse pool of advertisers, and no single advertising category accounted for more than 16% of our advertising revenues as of September 30, 2013.

Foundation for digital growth

We believe we have the largest U.S. audience for magazine-branded websites and mobile sites in the industry, driven in part by creating new content designed specifically for the Internet and mobile devices. We launched a magazine app on the iPad the day the iPad was released, and we were the first major U.S. publisher to make all of its domestic magazines available on major tablet platforms. We have millions of fans following our brands on Facebook, Twitter and other social media platforms. Additionally, approximately 3 million people have activated access to our digital magazines, either through a combined print and digital subscription or a digital-only subscription.

Our Strategic Initiatives

Making our core business more efficient

We are committed to pursuing operational efficiencies and cost leadership. Our goals are to protect the margins and cash flows of our core business and reallocate resources to more effectively serve our audiences and advertisers.

Extending our brands and content scale into new revenue streams

We believe there are significant opportunities to invest in products that enhance the value of our content offerings to consumers and provide powerful programs to our advertisers. As part of the strategic review of the business, we may explore opportunities including contributor networks, advertiser-sponsored content, programmatic advertising, more immersive tablet editions, licensing and events.

Actively managing our portfolio of titles, brands and assets

We intend to continue to evaluate our portfolio for opportunities to make internal investments, pursue strategic partnerships, close or divest titles, brands or operations where necessary, launch new titles, brands or operations and evaluate acquisition opportunities when they arise.

Disciplined capital allocation

Our business has low capital requirements, and consequently generates substantial cash flows. We are committed to a disciplined approach to evaluating acquisitions and internal investments, capital structure optimization and return of capital.

Business Overview

As of October 1, 2013, we published 23 magazines in print in the United States, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune. We published over 70 magazines outside the United States, primarily through IPC in the U.K. and GEX in Mexico. We also licensed more than 50 editions of our magazines for print or digital publication to publishers in over 20 countries.

In addition, as of October 1, 2013, we operated over 45 websites that collectively have millions of average monthly unique visitors around the world. Most of our websites share brands with our magazines, such as People.com, SI.com and Time.com. We also continue to extend our brands digitally by offering digital magazines, websites optimized for mobile viewing and mobile applications based on our magazine brands across most major digital platforms in the territories where we publish magazines.

We operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

Magazine Publishing

Magazine publishing, including websites that share brands with our magazines, accounted for approximately 85% of our total revenues in 2012. The following table lists our major magazine titles as of October 1, 2013, as well as related websites and related magazine titles for each:

Magazine title	Rate base(a)	Frequency(b)	Category	Related magazine titles	Related websites
People	3,475,000	51	Celebrity Weekly	People en Español (U.S.) People StyleWatch (U.S.)	People.com PeopleenEspanol.com
Time	3,250,000	48	Weekly Newsmagazines	Time for Kids (U.S.) Time (Europe) Time (Asia) Time (South Pacific)	Time.com Life.com TimeforKids.com
Sports Illustrated	3,000,000	50	Sports: General	Sports Illustrated Kids (U.S.)	SI.com FanNation.com SIKids.com
Southern Living	2,800,000	12	Regional		SouthernLiving.com
Real Simple	1,975,000	12	Womens Lifestyle		RealSimple.com
Cooking Light	1,775,000	11	Epicurean		MyRecipes.com CookingLight.com
Entertainment Weekly	1,725,000	44	Entertainment		EW.com
Money	1,700,000	11	Personal Finance		Money.com
InStyle	1,700,000	12	Womens Fashion		InStyle.com
All You	1,500,000	12	Womens Service		AllYou.com
Golf	1,400,000	12	Sports: Golf		Golf.com
Health	1,350,000	10	Womens Health & Fitness		Health.com
Sunset	1,250,000	12	Regional		Sunset.com
What’s On TV (U.K.)	1,083,198	52	Entertainment		WhatsOnTV.co.uk
Essence	1,050,000	12	African American		Essence.com
This Old House	950,000	10	Shelter		ThisOldHouse.com
Travel + Leisure	950,000	12	Travel		TravelandLeisure.com
Food & Wine	925,000	12	Epicurean		FoodandWine.com
Fortune	830,000	18	Business: Corporate	Fortune (Europe) Fortune (Asia)	Fortune.com

(a)	Circulation level guaranteed to advertisers for regular issue U.S. magazines in 2013 or ABC reported first-half 2013 circulation for U.K. magazines, as applicable.
(b)	Number of physical issues, excluding special issues, delivered to subscribers in 2013.

People magazine is currently our largest magazine title, generating almost 20% of our revenues in 2012. We publish special annual issues for certain of our magazine titles, including the Sports Illustrated Swimsuit issue, the Fortune 500 list of the largest U.S. corporations, People’s World’s Most Beautiful Woman issue and Time’s Person of the Year issue. Popular events associated with our magazine brands include the Fortune Conferences and the Essence Festival. Video extensions of our brands include the This Old House television program, TV specials for People and other brands and numerous digital video productions.

In addition to the magazine titles listed above, as of October 1, 2013, we published over 50 titles in the television listing, entertainment, women’s lifestyle, celebrity and leisure sectors in the U.K. primarily through IPC, including Chat, Woman’s Weekly, Woman, Now and Woman’s Own, and over 10 titles in the city-listings, business, women’s fashion and celebrity sectors in Mexico primarily through GEX, including Expansión, Chilango, InStyle Mexico and Quién. IPC also published four magazines through three unconsolidated joint ventures with Groupe Marie Claire.

On October 1, 2013, we acquired American Express Publishing Corporation, including Travel + Leisure and Food & Wine magazines and their related websites. We also entered into a multi-year agreement to publish Departures magazine on behalf of American Express Company.

Related Operations

We have a number of other operations related to publishing. Through Time Inc. Content Solutions, we provide content marketing services to clients across a broad range of industries. These services include using our content creation expertise to develop content marketing programs across multiple platforms that enable clients to engage consumers and build long-term relationships with existing customers. Additionally, through MNI Targeted Media Inc., we provide clients with a single point of contact for a range of targeted print and digital advertising programs. We offer these clients customized geographic and demographic-targeted advertising programs in over 40 top U.S. magazines, including our own magazines and those of other leading magazine publishers. We also offer targeted digital advertising programs designed to complement our customized print advertising programs, including advertising on local media websites and geo-targeted national sites. In addition, we offer “cover wraps” and other add-ons to magazines, allowing advertisers to direct marketing messages to specific locations such as medical offices.

We also publish branded books, including soft-cover “bookazines,” through Time Home Entertainment Inc. These are distributed through magazine-style “check-out pockets” at retail outlets and traditional trade book channels. We publish books on a diverse range of topics aligned with our brands, including special commemorative and biographical books. We also publish books under various licensed third-party brands and a number of original titles. Under our Oxmoor House imprint, we also publish a variety of home, cooking and health books under our lifestyle-oriented brands as well as under licensed third-party brands.

As of October 1, 2013, we licensed over 50 editions of our magazines, including the use of our trademarks and certain copyrighted content, for print or digital publication outside the United States and U.K. to magazine publishers in over 20 countries. We also license the one-time or limited use of individual articles, photos or other items of copyrighted content under syndication agreements or through third-party content aggregators and licensing agents both in the United States and internationally. We license certain of our brands for use in connection with the sale of consumer products. We conduct limited licensing of our customer lists and certain other proprietary data to our advertisers and other third parties for ad tracking and other commercial purposes. We also license content and trademarks to digital platform operators and sell the rights to serve advertisements on certain of our websites in connection with non-U.S. website traffic in over 30 countries outside the United States. In addition, we have licensed the use of the “Time Life” brand to a third party until December 31, 2016 in connection with the sale of certain consumer products in the United States.

How We Generate Revenues

The sale of advertising, primarily from our print magazines, generates approximately half of our total revenues. Circulation (or the sale of magazines to consumers) generates approximately one-third of our total revenues. The balance of our total revenues is generated by our other operations related to magazine publishing. A significant majority of our revenues are generated in the United States.

Advertising Sales

We derive approximately half our revenues from the sale of advertising, primarily from our print magazines with a smaller amount from our websites and marketing services. In 2012, our U.S. magazines accounted for 21.5% (compared to 21.0% in 2011) of the total U.S. advertising revenues generated across the industry by consumer magazines, excluding newspaper supplements. People, Sports Illustrated and InStyle were ranked 1, 3 and 5, respectively, among all U.S. magazines in terms of 2012 U.S. advertising revenues. In 2012, we had six of the top 25 magazines based on the same measure. Advertising in our print and digital magazines and on our websites is predominantly consumer advertising, including beauty, food, fashion and retail, financial, drugs, auto, media, technology, home and travel. None of our advertising clients accounted for more than 5% of our aggregate advertising revenues in 2012.

We conduct our advertising sales through a combination of corporate and brand sales and marketing teams that sell advertising across media platforms. These teams handle our relationships with our largest corporate accounts and agencies, as well as relationships with smaller agencies and direct sales to clients. We also offer our advertisers a broad range of analytics and research services, including consumer insights, audience measurement and accountability reporting.

The rates at which we sell print advertising depend on the rate bases for our magazines, which is the circulation of the magazine that we guarantee to our advertisers, as well as our audience size. If we are not able to meet our committed rate base, the price paid by advertisers is generally subject to downward adjustments, including in the form of future credits or discounts. Our published rates for each of our magazines are subject to negotiation with each of our advertisers.

Circulation

Circulation generates approximately one-third of our total revenues. Circulation is an important component in determining our advertising revenues because advertising rates depend on circulation and audience. Most of our U.S. magazines are sold primarily by subscription and delivered to subscribers through the mail. Most of our international magazines are sold primarily at newsstands and other retail locations. Subscriptions in the United States are sold primarily through our owned websites, direct mail and email solicitation, online advertising, subscription sales agents, marketing agreements with other companies and insert cards in our magazines and other publications. Additionally, digital-only subscriptions and single-copy digital issues of our U.S. and U.K. magazines are sold or distributed through various app stores and other digital storefronts across multiple platforms. We also sell bundled subscriptions that combine print delivery with cross-platform digital access. In 2012, subscription sales generated approximately 60% of our total circulation revenues, while newsstand sales accounted for the remainder.

Subscription Sales and Fulfillment

Our consumer marketing group provides centralized direct-to-consumer marketing services for all of our U.S. titles, including customer acquisition and retention, consumer research, financial analysis and other ancillary services. Our consumer marketing group employs a variety of advertising and marketing strategies. These include targeted direct mail, email and online solicitation campaigns conducted using consumer information drawn from our internal marketing databases or leased or purchased from third parties. The group also conducts overall brand marketing activities for us and our titles, including via other print, television, online and social media. It also directs our fulfillment, customer service and database management services, including order and payment processing and call-center support, provided for all of our U.S. magazine titles by our customer service group. Our customer service group also provides fulfillment and related services for certain other publishers’ magazines.

Our subsidiary, Synapse Group, Inc. (“Synapse”), is a leading marketer of magazine subscriptions in the United States. Synapse sells magazine subscriptions to our magazines and those of other magazine publishers principally through marketing relationships with brick and mortar retailers, Internet sites, airline frequent flier programs and customer service and direct response call centers.

Newsstand Sales

Newsstand sales include sales through traditional newsstands as well as supermarkets, convenience and drug stores and other retail outlets. Through our retail distribution operations, we market and arrange for the distribution of our magazines and certain other publishers’ magazines to retailers through third-party wholesalers.

Our retail distribution operations, Time/Warner Retail Sales & Marketing Inc. (“TWR”) and Marketforce (UK) Ltd., provide services relating to wholesale and retail distribution, billing and marketing. Under arrangements with our retail distribution operations, third-party wholesalers purchase our magazines and the magazines of our publisher clients, and those wholesalers sell and deliver copies of those magazines to individual retailers. Our retail distribution operations are paid by wholesalers for magazines they purchase, less credit for returns of unsold magazines. Our retail distribution operations generally advance funds to our publisher clients based on anticipated sales. Our publisher clients in the U.S. generally bear the risk of loss for non-payment of any amounts due from wholesalers with respect to their magazines, while in the U.K. our retail distribution operations generally bear the risk of loss for non-payment of any amounts due from wholesalers with respect to publisher clients. Our retail distribution operations also administer payments from our publisher clients to retailers for promotional allowances, including for the placement of magazines in specific locations in the store.

Newsstand sales are highly sensitive to cover selection, retail placement and other factors. Our retail distribution operations coordinate with our consumer marketing, fulfillment and content creation groups to implement retail marketing plans and analyze expected demand for individual issues of our magazine titles.

We are dependent on wholesalers for retail distribution of our magazines. Due to consolidation in the wholesaler industry, a small number of wholesalers are responsible for a substantial percentage of the wholesale magazine distribution business in each of the United States, the U.K. and Mexico. See the section titled “Risk Factors—Risks Relating to Our Business—We could face increased costs and business disruption from instability in our wholesaler distribution channels.”

Production

Our paper procurement and printing functions are centrally managed across all our U.S. and U.K. magazines. This allows us to obtain volume discounts with our third-party suppliers and to achieve other efficiencies in our production operations. The final imaging and layout stage of our editorial production process is also centralized across all of our U.S. magazines, facilitating the adaptation of our magazines from print to digital form.

Coated and uncoated papers of various grades and weights are the principal raw materials used in the production of our magazines. A variety of factors affect paper prices and availability, including demand, capacity, raw material and energy costs and general economic conditions. Our current paper supply arrangements are based on an annual request-for-proposal process establishing a non-binding pricing framework for the year. Price and volume adjustments are negotiated from time to time under this pricing framework, typically on a quarterly basis. We believe we will continue to have access to an adequate supply of paper for our future needs. Should disruptions affect our current suppliers, alternative sources of paper are generally available at competitive prices.

Printing is a significant component in the production of our print magazines. Effective January 2014, we have consolidated the bulk of our U.S. printing under multi-year contracts with a single printer.

Subscription copies of our U.S. magazines are delivered through the USPS as periodicals mail. We coordinate with our printers and local USPS distribution centers to achieve efficiencies in our production and distribution processes and to minimize mail processing costs and delays. However, we are subject to postal rate increases that affect delivery costs associated with our magazines, as well as our promotional and billing mailings. Increases in postal rates are factored into our pricing strategies and operating plans. However, there can be unexpected increases in postal rates or other delivery charges. See the section titled “Risk Factors—Risks Relating to Our Business—Our results of operations could be adversely affected as a result of additional increases in postal rates, and our business and results of operations could be negatively affected by postal service changes.”

Competition

We compete principally with other magazine publishers for market share and for the time and attention of consumers of print magazine content. We also compete with digital publishers and other forms of media, including websites, digital magazines and mobile apps.

Competition among print magazine and digital publishers for advertising is primarily based on the circulation and readership of magazines and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The shift in preference of some consumers from print media to digital media, as well as growing consumer engagement with digital media, such as online and mobile social networking, have introduced significant new competition for advertising.

Competition among print magazine publishers for magazine readership is primarily based on brand perception, magazine content, quality and price. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on magazine cover selection and the placement and display of magazines in retail outlets. Technological advances and the growing popularity of digitally-delivered content and mobile consumer devices, such as tablets and smartphones, have introduced significant new competition for circulation in the form of readily available free or low-priced digital content.

Our magazine publishing and website operations compete with numerous other magazine and website publishers and other media for circulation and audience and for advertising directed at the general public and at more focused demographic groups. The use of digital devices as distribution platforms for content has lowered the barriers to entry for launching digital products that compete with our business. See the section titled “Risk Factors—Risks Relating to Our Business—We face significant competition from other magazine publishers and new forms of media, including digital media, which we expect will continue, and as a result we may not be able to maintain or improve our operating results.” Nonetheless, we believe that our quality brands, reputation, scale and integrated publishing operations provide us with significant competitive advantages.

Intellectual Property

We are a leading creator, owner and distributor of intellectual property. Our intellectual property assets include:

•	trademarks in product and service names and logos, including our key brands and trade names, such as “Time,” “Fortune,” “People,” “Sports Illustrated” and “InStyle”;

•	copyrights in magazines, software, books and mobile apps, as well as in text and photos created or commissioned by us as “works made for hire”;

•	domain names;

•	licenses of intellectual property rights, including rights to many of the photos appearing in our magazines and other third-party content appearing in our products; and

•	patents for inventions related to our products, business methods and/or services (although none of our patents are material to our business).

We derive value and revenues from these intellectual property assets through a range of business activities, including the sale or distribution of print and digital magazines and books, the distribution of mobile apps and the operation of websites. We also derive revenues related to our intellectual property through advertising in our print and digital magazines, websites and mobile apps and from various types of other licensing activities, including licensing and syndication of our trademarks and copyrights in the United States and internationally.

Our intellectual property assets are, collectively, among our most valuable assets and are important to our continued success and our competitive position. To protect our intellectual property assets, we rely on a combination of copyright, trademark, unfair competition, patent and trade secret laws and contractual provisions. The duration of the protection afforded to our intellectual property depends on the type of property in question and the laws and regulations of the relevant jurisdiction. In the case of licenses, our intellectual property rights also depend on contractual provisions. With respect to our trademarks and trade names, trademark laws and rights are generally territorial in scope and limited to those countries where a mark has been registered or protected. While trademark registrations may generally be maintained in effect for as long as the mark is in use in the respective jurisdictions, there may be occasions where a mark or title is not registrable or protectable and may be barred from use in a particular country for either substantive or technical reasons. Even if registration for a mark has been obtained, a trademark registration may be subject to cancellation or invalidation based on certain use requirements and third-party challenges, or on other grounds. With respect to our copyrights, the usual copyright term for authored works in the United States is the life of the author plus 70 years, and for “works made for hire,” the copyright term is the shorter of 95 years from the first publication or 120 years from creation.

We actively protect, police and enforce our proprietary rights in our intellectual property based on our legal and business judgment under the circumstances. Our license agreements and other third-party user agreements contain provisions regarding the proper use and protection of our content and trademarks. With respect to trademarks, we seek registration for our marks, as appropriate, in countries where our use of the mark may be planned or anticipated or where registration is otherwise warranted. We vigilantly police our trademark rights through certain third-party vendors and in-house trademark watching mechanisms, and, where appropriate, we challenge third-party uses of trademarks, or applications to register trademarks, of which we become aware. Where necessary, we take appropriate legal action against such uses based on our legal and business judgment. We also engage in online enforcement of our brands and challenge domain name registrations and uses that we deem to undermine or conflict with our trademark rights. The Internet Corporation for Assigned Names and Numbers plans to expand the domain name system of the Internet and has accepted over 1,900 applications for new generic top level domains (i.e., the names that appear to the right of the period in domain names, such as .com, .net and .org), which could significantly change the structure of the Internet and make it significantly more expensive for us to protect our intellectual property on the Internet. Policing unauthorized use of our products, content and related intellectual property is often difficult, and the steps taken may not in every case prevent infringement by unauthorized third parties of our intellectual property rights.

Outside the United States, laws and regulations relating to intellectual property protection and the effective enforcement of these laws and regulations vary greatly from country to country. Judicial, legislative and administrative developments are taking place in certain jurisdictions that may have the impact of limiting the ability of rights holders to exploit and enforce certain of their exclusive intellectual property rights outside the United States.

Regulatory Matters

Our business is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as the laws and regulations of international countries and bodies such as the European Union (the “EU”), and these laws and regulations are subject to change. The following descriptions of significant U.S. federal, state, local and international laws, regulations, regulatory agency inquiries, rulemaking proceedings and other initiatives should be read in conjunction with the texts of the respective laws, regulations, inquiries, rulemaking proceedings and other related materials.

Regulation Relating to Data Privacy, Data Security and Cybersecurity

Our business is subject to existing laws and regulations governing data privacy, data security and cybersecurity in the United States and internationally. For example, in the United States, we are subject to: (1) statutes such as the Privacy and Security Rules under the Health Insurance Portability and Accountability Act, which imposes privacy and security requirements on our health plans for employees and on service providers under those plans; (2) state statutes requiring notice to individuals when a data breach results in the release of personally identifiable information; and (3) privacy and security rules imposed by the payment card industry, as well as other regulations designed to protect against identity theft and fraud in connection with the collection of credit and debit card payments from consumers.

Moreover, new regulations have been adopted or are being considered in the United States and internationally that could affect how we collect, use and protect data. In the United States, for example, the Federal Trade Commission (the “FTC”) issued a report on consumer privacy protection in March 2012 that called for companies to better explain what data they collect from consumers, how they use the data and what choices consumers have regarding their data. The FTC report also called for the widespread adoption and strengthening of a “Do Not Track” mechanism, limitations on tracking with respect to mobile devices and better explanations to consumers regarding data brokers’ collection and use of consumer data. Similarly, in 2012, the Department of Commerce (the “DOC”) issued a report on cybersecurity, and the White House issued a report on consumer privacy that urged Congress to enact a Consumer Privacy Bill of Rights. Congress is expected to hold hearings on privacy, data security and cybersecurity issues. Other activities in this area could include changes to the DOC’s Safe Harbor program, which offers a framework for companies to import personal information from the EU in compliance with the European Data Protection Directive (95/46/EC), as well as the potential for new or expanded laws and regulations regarding information security, online advertising (especially behavioral advertising), geolocation tracking, cloud computing and data collection, sharing and use. In addition, the FTC has increased the number of enforcement actions against companies that fail to adhere to their privacy or data security commitments to consumers. To the extent any of these developments results in the adoption of new laws or regulations, it could increase our compliance costs.

Foreign governments are also focusing on similar data privacy and security concerns. For example, a 2012 report by the European Commission proposed a comprehensive review of privacy protection in the EU. The regulation proposed in the report includes rules that broaden the definition of personal data, strengthen the rights of data subjects, enhance penalties for non-compliance and continue to restrict the transfer of personal data to countries outside the EU. The proposed regulation would also limit what would be considered valid consent on behalf of an individual, introduce an expanded right of individuals to have their data deleted at their request and substantially increase the enforcement powers of the European Commission. The proposed regulation, if enacted, could adversely affect our operations in the EU and our websites that are accessed by EU residents. The operation of our websites is also subject to the EU Cookie Directive (2009/136/EC), which amends the E-Privacy Directive (2002/58/EC), and the U.K. Privacy and Electronic Communications Regulations. These laws, and similar laws throughout the EU, may require Internet sites (including sites outside the EU) to obtain consent before setting cookies on the computers of users from EU member states.

Marketing Regulation

Our U.S. magazine subscription, direct marketing and advertising sales activities are subject to regulation by the FTC and each of the states under general consumer protection statutes prohibiting unfair or deceptive acts or practices. Certain marketing activities are also subject to specific state and federal statutes and rules, such as the Telephone Consumer Protection Act, the Gramm-Leach-Bliley Act (relating to financial privacy), the Bureau of Consumer Financial Protection Electronic Fund Transfers (Regulation E), the FTC Mail or Telephone Order Merchandise Rule and the Restore Online Shoppers’ Confidence Act. The FTC has also published a number of proposed rules, which, if enacted, could have an adverse impact on our marketing and subscription activities. For example, in 2009, the FTC proposed a rule that would regulate consumer offers that include a trial period (for free or at a reduced cost) for a specified period after which consumers would continue to receive products at a specified price until the offer is canceled. The FTC also publishes guidelines from time to time that generally explain how to make disclosures in connection with various direct marketing and advertising activities to avoid unfair or deceptive acts or practices. For example, in March 2013, the FTC issued guidance for mobile and other online advertisers. Although these guidelines do not carry the force of law, they provide insight into how the FTC might apply the Federal Trade Commission Act to various activities. We also regularly receive and resolve routine inquiries from state Attorneys General. Further, we are subject to agreements with state Attorneys General addressing some of our marketing activities, such as magazine subscription renewals. Since we entered into those agreements, many states have adopted regulations addressing the marketing activities that are the subject of our agreements with the state Attorneys General. For example, in 2010, California enacted a law requiring specific disclosures in automatic renewal offers similar to those required under our agreements with state Attorneys General. Other federal and state statutes and rules also regulate conduct in areas such as telemarketing.

In connection with our magazine subscription and marketing activities outside the United States, we are subject to local laws and regulations relating to consumer protection and electronic marketing, especially across Europe and the Asia Pacific region and in Canada. In the U.K., these laws and regulations include the Data Protection Act of 1998, the European Data Protection Directive (95/46/EC), the E-Privacy Directive (2002/58/EC), the EC Unfair Commercial Practices Directive (2005/29/EC) and the EC Distance Selling Directive (97/7/EC). In addition, there are various international codes, directives, laws and regulations relating to the nature of content and advertising, including content restriction laws and consumer protection laws (such as laws relating to political advertisements, laws relating to electronic commerce and the marketing of pharmaceutical and tobacco products and alcoholic beverages).

Postal Regulation

Our U.S. magazine subscription, direct marketing and book publishing businesses are affected by laws and regulations relating to the USPS. The USPS is subject to statutorily-mandated prefunding of retiree health benefit payments, but its financial condition has continued to decline, resulting in defaults in 2012 and 2013 on the prefunding of future payments to retirees and likely future defaults on such prefunding payments that will be due under current law. As a result, members of Congress are considering the need for reform legislation that would ease certain financial burdens and require the USPS to eliminate excess costs. The Chairmen of the relevant congressional committees in the House of Representatives and the Senate have introduced bills to reform postal service operations, and the House bill has been approved by the House Oversight and Government Reform Committee. If postal reform legislation is enacted, it could result in, among other things, increases in postal rates, local post office closures and the elimination of Saturday mail delivery. The elimination of current protections against significant and unpredictable rate increases or other changes to the USPS as a result of the enactment of postal reform legislation could have an adverse effect on our businesses.

Employees

As of October 1, 2013, we employed approximately 7,800 people worldwide (approximately 5,000 in the United States and 2,800 in our international operations). Approximately 230 full-time, 30 part-time and 100 temporary editorial employees in the United States at five of our magazine titles are covered by a collective bargaining agreement with the Newspaper Guild of New York, TNG/CWA Local 31003. This agreement, which had a three-year term, was to have expired on February 1, 2013, but has been extended by agreement of the parties through December 31, 2013. The agreement may be further extended as the parties continue to engage in good faith negotiations to reach a new agreement. In our international operations, we have various arrangements with our employees that we believe to be customary for multinational corporations. We have had no strikes or work stoppages during the last five years. We believe that our employee relations are generally good.

Seasonality

Our quarterly performance typically experiences moderate seasonal fluctuations. Advertising revenues from our magazines and websites are typically higher in the fourth quarter of the year due to higher consumer spending activity and corresponding higher advertiser demand to reach our audiences during this period.

Properties

The following table sets forth certain information concerning our principal properties as of October 1, 2013:

Description / Location	Principal Use	Approximate Square Footage	Leased or Owned	Expiration Date, if Leased
Time & Life Building Rockefeller Center 1271 Avenue of the Americas New York, New York	Executive, business, administrative and editorial offices	2,000,000(a)	Leased	2017
Blue Fin Building 110 Southwark Street London, United Kingdom	Executive, business, administrative and editorial offices	499,000(b)	Owned	N/A
2100 Lakeshore Drive Birmingham, Alabama	Executive, business, administrative and editorial offices	398,000	Owned	N/A
135 West 50th Street New York, New York	Business and editorial offices	240,000(c)	Leased	2017
3102 Queen Palm Drive Tampa, Florida	Warehouse and distribution facility	230,000	Leased	2020
Hippodrome Building 1120 Avenue of the Americas New York, New York(d)	Business and editorial offices	143,000	Leased	2015
3000 University Center Drive/10419 N 30th Street Tampa, Florida	Business offices, call center and distribution facility	133,000	Leased	2020
260 Cherry Hill Road Parsippany, New Jersey	Business offices	132,000(e)	Owned	N/A
One North Dale Mabry Highway Tampa, Florida	Business offices	70,000	Leased	2020

(a)	The current tenant is Historic TW Inc., a subsidiary of Time Warner. Time Warner expects to transfer the lease to Time Inc. as part of the Internal Reorganization. Approximately 548,000 square feet are subleased to unaffiliated third-party tenants.
(b)	Approximately 210,000 square feet are leased to unaffiliated third-party tenants.
(c)	Approximately 4,000 square feet are subleased to unaffiliated third-party tenants.
(d)	Lease acquired on October 1, 2013 in connection with our acquisition of American Express Publishing Corporation.
(e)	Approximately 24,000 square feet are leased to Time Warner.

In addition to the properties listed above, we own and lease approximately 55 facilities for use as offices, technology centers, warehouses and for other operations in Alabama, Arkansas, California, Connecticut, Florida, Georgia, Massachusetts, Michigan, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Texas and

Washington, DC and in the countries of Canada, France, Germany, Hong Kong, India, Japan, Mexico, the Netherlands, the Philippines, Singapore, Switzerland and the U.K.

We believe that our facilities are well maintained and are sufficient to meet our current and projected needs. We also have an ongoing process to continually review and update our real estate portfolio to meet changing business needs.

Legal Proceedings

On March 10, 2009, Anderson News L.L.C. and Anderson Services L.L.C. (collectively, “Anderson News”) filed an antitrust lawsuit in the U.S. District Court for the Southern District of New York against several magazine publishers, distributors and wholesalers, including us and one of our subsidiaries, TWR. Plaintiffs allege that defendants violated Section 1 of the Sherman Antitrust Act by engaging in an antitrust conspiracy against Anderson News, as well as other related state law claims. Plaintiffs are seeking (among other things) an unspecified award of treble monetary damages against defendants, jointly and severally. On August 2, 2010, the court granted defendants’ motions to dismiss the complaint with prejudice and, on October 25, 2010, the court denied Anderson News’ motion for reconsideration of that dismissal. On November 8, 2010, Anderson News appealed and, on April 3, 2012, the U.S. Court of Appeals for the Second Circuit vacated the district court’s dismissal of the complaint and remanded the case to the district court. On January 7, 2013, the U.S. Supreme Court denied defendants’ petition for writ of certiorari to review the judgment of the U.S. Court of Appeals for the Second Circuit vacating the district court’s dismissal of the complaint. On November 8, 2013, the court granted defendants’ request to file a motion for leave to amend their answers to assert an antitrust counterclaim against plaintiffs.

In addition to the matter listed above, we are a party to a variety of legal proceedings that arise in the normal course of our business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes that, based on current knowledge, the final outcome of the current pending matters will not have a material adverse effect on our financial position, results of operations or cash flows. Regardless of the outcome, legal proceedings can have an adverse effect on us because of defense costs, diversion of management resources and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the accompanying combined and unaudited interim combined financial statements and the notes thereto of the Publishing Business included elsewhere in this Information Statement as well as the discussion in the section of this Information Statement titled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the magazine publishing industry and our business and financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

INTRODUCTION

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is a supplement to the accompanying combined and unaudited interim combined financial statements and provides additional information about our operations, current developments, financial condition, cash flows and results of operations. MD&A is organized as follows:

•	Overview. This section provides a general description of our operations, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Results of operations. This section provides an analysis of our results of operations for the three years ended December 31, 2012 and the three and nine months ended September 30, 2013 and September 30, 2012.

•	Financial condition and liquidity. This section provides an analysis of our cash flows and our outstanding debt for the three years ended December 31, 2012 and the nine months ended September 30, 2013 and September 30, 2012 and our commitments as of December 31, 2012.

•	Market risk management. This section presents information about our market sensitive financial instruments and exposure to market risk from foreign exchange rates as of December 31, 2012.

•	Critical accounting policies. This section identifies those accounting policies that we consider important to our results of operations and financial condition, require significant judgment and involve significant management estimates. Our significant accounting policies, including those considered to be critical accounting policies, are summarized in Note 1, “Description of Business, Basis of Presentation and Summary of Significant Accounting Policies,” to the accompanying combined financial statements.

OVERVIEW

The Spin-Off

On March 6, 2013, Time Warner announced plans for the complete legal and structural separation of the Publishing Business from Time Warner. To effect the separation, Time Warner will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement,” which will result in the transfers of assets and assumptions of liabilities that are necessary in advance of the Distribution so that Time Inc. retains the assets of, and the liabilities associated with, the Publishing Business. Following the Internal Reorganization, Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business. The Spin-Off will be completed by way of a pro rata dividend of Time Inc. shares held by Time Warner to its stockholders of record as of the Record Date. Following the Spin-Off, Time Warner stockholders will own 100% of the outstanding shares of common stock of Time Inc. and Time Inc. will operate as an independent publicly-traded company.

Business Description

We are the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. As of October 1, 2013, we published 23 magazines in print in the United States, including People, Sports Illustrated, InStyle, Time, Real Simple, Southern Living, Entertainment Weekly and Fortune, and over 70 magazines outside the United States, primarily through IPC in the U.K. and GEX in Mexico. A substantial majority of our print magazines are available as digital magazines on multiple digital devices and platforms. In addition, as of October 1, 2013, we operated over 45 websites that collectively have millions of average unique visitors around the world. We also operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

We generate revenues primarily from the sale of advertising in our magazines and on our websites, magazines subscriptions and newsstand sales. A significant majority of our revenues are generated in the United States. During the year ended December 31, 2012, we generated Revenues of $3.436 billion (down 7% from $3.677 billion in 2011), Operating income of $420 million (down 25% from $563 million in 2011), Net income of $263 million (down 29% from $368 million in 2011) and Cash provided by operations of $461 million (down 3% from $474 million in 2011).

We are experiencing declines in our print advertising and newsstand sales as a result of market conditions in the magazine publishing industry as well as the economic environment in the United States and internationally. Furthermore, because magazines are generally discretionary purchases for consumers, our circulation revenues are sensitive to general economic conditions and economic cycles. In addition, we have historically operated as part of Time Warner’s corporate organization, and Time Warner has assisted us by providing certain corporate functions. Following the Spin-Off, Time Warner will have no obligation to provide assistance to us other than the transition services to be provided as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner.” The impact, effectiveness and costs of implementing the changes necessary to operate independently, as well as the costs associated with being a publicly-traded company, are not yet known and may adversely affect our business. Further, implementing these changes may require a significant portion of our management’s attention.

Business Strategy

We have pursued a number of initiatives to help mitigate the declines in our print advertising and newsstand sales, including conducting additional brand marketing; developing innovative ways to sell branded magazine content outside of traditional channels, including through websites, tablets and other mobile devices; developing integrated advertising solutions to provide greater data insight and value to advertisers; developing a new cross-platform content management system; and improving our operating efficiency through management of our cost structure, including initiating an approximately $60 million restructuring in the first quarter of 2013. During the third quarter of 2013, we appointed a new Chief Executive Officer and Chief Financial Officer who are in the process of reviewing our current strategies and initiatives, as well as developing new strategies and initiatives for us as part of preparing a new long-range plan. Following this review, the leadership team will be better positioned to articulate areas of strategic emphasis for our business. See “Business—Our Strategic Initiatives” for more detail.

Recent Developments

Acquisition of American Express Publishing Corporation

On October 1, 2013, we acquired American Express Publishing Corporation, including Travel + Leisure and Food & Wine magazines and their related websites. We also entered into a multi-year agreement to publish Departures magazine on behalf of American Express Company. In connection with the purchase, we will recognize a pretax gain of approximately $20 million in the fourth quarter of 2013 resulting from the settlement of the pre-existing contractual arrangement with American Express Publishing Corporation pursuant to which we previously provided management services to its publishing business. The purchase price was not material to our financial condition or results of operations, and we do not expect the acquisition to have a material impact on our financial results.

2013 Restructuring

We initiated a significant restructuring in the first quarter of 2013 (the “2013 Restructuring”) to better align our cost structure with our revenues. As a result, during the nine months ended September 30, 2013, we incurred restructuring and severance charges of approximately $60 million related primarily to headcount reductions.

Transfer of the Management of SI.com and Golf.com Websites

During the fourth quarter of 2010, Turner Broadcasting System, Inc. (“Turner”), a subsidiary of Time Warner, began managing the SI.com and Golf.com websites, including selling the advertising for the websites. In exchange, we received a license fee from Turner. In the second quarter of 2012, we reassumed management of these websites from Turner and we now sell the advertising for these websites and no longer receive a license fee from Turner.

QSP

During the first quarter of 2012, we sold, in exchange for contingent consideration, our school fundraising business, QSP (the “QSP Business”), and recognized a $36 million pretax loss in connection with the sale. The contingent consideration arrangement provides for us to receive a royalty from the purchaser based on a percentage of net sales of certain products sold during the period subsequent to the sale through December 31, 2021.

RESULTS OF OPERATIONS

Basis of Presentation

The combined financial statements included elsewhere in this Information Statement, which are discussed below, present the combined assets, liabilities, revenues, expenses and cash flows of the Publishing Business. Intercompany accounts and transactions between the combined businesses have been eliminated. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information in this Information Statement and the accompanying combined financial statements may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented. We expect to incur additional costs as an independent publicly-traded company, including costs related to treasury, investor relations, corporate governance, public reporting and compliance functions.

In connection with the Spin-Off, we will enter into agreements with Time Warner that either have not existed historically or are on different terms than the terms of arrangements or agreements that existed prior to the Spin-Off. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of the separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to us by Time Warner, including cash management and other treasury services, administrative services (such as tax, human resources and employee benefits administration) and certain global marketing and IT services. During the years ended December 31, 2012, 2011 and 2010, we incurred $17 million, $17 million and $18 million, respectively, of expenses related to charges for services performed by Time Warner. See Note 14, “Related Party Transactions,” to the accompanying combined financial statements for further information regarding the allocation of Time Warner corporate expenses.

Recent Accounting Guidance

See Note 1, “Description of Business, Basis of Presentation and Summary of Significant Accounting Policies,” to the accompanying combined financial statements for a discussion of recent accounting guidance.

Financial Results

The following discussion provides an analysis of our results of operations and should be read in conjunction with the accompanying combined statement of operations.

2012, 2011 and 2010

The table below provides a summary of our results of operations for the years ended December 31, 2012, 2011 and 2010 (millions):

	Year Ended December 31,			% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenues	$3,436	$3,677	$3,675	(7%)	—
Operating expenses	(3,016)	(3,114)	(3,160)	(3%)	(1%)

Operating income	420	563	515	(25%)	9%
Interest expense, net	(3)	(4)	(5)	(25%)	(20%)
Other income (loss), net	(3)	6	—	(150%)	NM
Income tax provision	(151)	(197)	(198)	(23%)	(1%)

Net income	$263	$368	$312	(29%)	18%

Revenues

The following table presents our revenues, by type, for the years ended December 31, 2012, 2011 and 2010 (millions):

	Year Ended December 31,			% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenues:
Advertising	$1,819	$1,923	$1,935	(5%)	(1%)
Circulation	1,210	1,271	1,291	(5%)	(2%)
Other	407	483	449	(16%)	8%

Total revenues	$3,436	$3,677	$3,675	(7%)	—

The following table presents our revenues, by type, as a percentage of total revenues for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
Revenues:
Advertising	53%	52%	53%
Circulation	35%	35%	35%
Other	12%	13%	12%

Total revenues	100%	100%	100%

Advertising Revenues

We generate Advertising revenues primarily from the sale of advertisements in our magazines with a smaller amount from our websites and marketing services.

For the year ended December 31, 2012, Advertising revenues decreased primarily due to lower magazine advertising revenues mainly as a result of fewer pages sold due to market conditions in the magazine publishing industry as well as the economic environment in the United States and internationally.

For the year ended December 31, 2012, the transfer of the management of the SI.com and Golf.com websites to us from Turner in the second quarter of 2012 had a positive effect on website advertising revenues of $26 million and a corresponding negative effect on Other revenues.

For the year ended December 31, 2011, Advertising revenues decreased primarily as a result of lower international magazine advertising revenues of $11 million due primarily to the disposal by sale of certain magazines at IPC in the fourth quarter of 2010 (the “IPC Sales”) and lower website advertising revenues of $9 million due to the negative impact of the transfer of the management of the SI.com and Golf.com websites from us to Turner in the fourth quarter of 2010. These decreases were partially offset by higher other advertising revenues, which increased primarily due to higher custom publishing revenues of $12 million.

Circulation Revenues

The components of Circulation revenues are as follows (millions):

	Year Ended December 31,			% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Circulation revenues:
Subscription	$748	$754	$735	(1%)	3%
Newsstand	447	498	538	(10%)	(7%)
Other	15	19	18	(21%)	6%

Total circulation revenues	$1,210	$1,271	$1,291	(5%)	(2%)

For the year ended December 31, 2012, Circulation revenues decreased primarily due to lower newsstand sales, mainly as a result of market conditions in the magazine publishing industry as well as the economic environment in the United States and internationally.

For the year ended December 31, 2011, Circulation revenues decreased primarily due to lower domestic newsstand sales of $23 million, particularly in the celebrity category, and lower international Circulation revenues of $16 million primarily due to the IPC Sales, partially offset by higher domestic subscription sales of $18 million.

Other Revenues

Other revenues primarily relate to marketing and support services provided to third-party magazine publishers as well as branded book publishing.

For the year ended December 31, 2012, Other revenues decreased primarily due to the sale of the QSP Business in the first quarter of 2012 and the negative effect of the transfer of management of the SI.com and Golf.com websites back to us, as discussed above.

For the year ended December 31, 2011, the increase in Other revenues was due to the license fee for SI.com and Golf.com received from Turner following the transfer of the websites’ management to Turner.

Geographic Concentration of Revenues

A significant majority of our Revenues have been generated in the United States and, to a lesser extent, in the U.K. In 2012, 2011 and 2010, 82%, 82% and 81%, respectively, of our Revenues were generated in the United States, and 13% of our Revenues were generated in the U.K. in each of those periods. We expect the significant majority of our revenues to continue to be generated in the United States for the foreseeable future.

Seasonality

Our quarterly performance typically experiences moderate seasonal fluctuations. Advertising revenues from our magazines and websites are typically higher in the fourth quarter of the year due to higher consumer spending activity and corresponding higher advertiser demand to reach our audiences during this period.

Operating Expenses

The components of Operating expenses are as follows (millions):

	Year Ended December 31,			% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Operating expenses:
Costs of revenues:
Production costs	$795	$847	$806	(6%)	5%
Editorial costs	467	455	452	3%	1%
Other	82	78	80	5%	(3%)

Total costs of revenues(a)	1,344	1,380	1,338	(3%)	3%
Selling, general and administrative(a)	1,476	1,557	1,601	(5%)	(3%)
Disposal of the QSP Business	36	—	—	NM	NM
Asset impairments	6	17	11	(65%)	55%
Restructuring and severance costs	27	18	61	50%	(70%)
Depreciation	91	100	108	(9%)	(7%)
Amortization of intangible assets	36	42	41	(14%)	2%

Total operating expenses	$3,016	$3,114	$3,160	(3%)	(1%)

(a)	Costs of revenues and Selling, general and administrative expenses exclude depreciation.

Costs of Revenues

Costs of revenues consist of costs related to the production of magazines and, to a lesser extent, books and editorial costs. Production costs include paper, printing and distribution costs. A variety of factors affect paper prices and availability, including demand, capacity, raw material and energy costs and general economic conditions. Our current paper supply arrangements are based on an annual request-for-proposal process establishing a non-binding pricing framework for the year. Price and volume adjustments are negotiated from time to time under this pricing framework, typically on a quarterly basis. Effective January 2014, we have consolidated the bulk of our U.S. printing under multi-year contracts with a single printer. The Board of Governors of the USPS reviews prices for mailing services annually and periodically adjusts postage rates for each class of mail, including periodicals. Although prices and price increases for various USPS products vary, overall average price increases generally are capped by law at the rate of inflation as measured by the Consumer Price Index.

For the year ended December 31, 2012, Costs of revenues decreased primarily due to lower production costs, mainly reflecting reduced print volume, partially offset by higher editorial costs associated with investments in websites and digital magazines.

For the year ended December 31, 2011, Costs of revenues increased primarily due to higher production costs, which largely reflected higher paper costs.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of circulation promotion, advertising and selling expenses, and personnel and facility costs.

For the year ended December 31, 2012, Selling, general and administrative expenses decreased primarily due to $65 million of lower costs as a result of the sale of the QSP Business, as well as lower compensation expense, including incentive compensation.

For the year ended December 31, 2011, Selling, general and administrative expenses decreased primarily due to cost savings initiatives as well as $17 million of lower costs due to the transfer of the management of the SI.com and Golf.com websites to Turner in the fourth quarter of 2010 and the IPC Sales.

Disposal of the QSP Business

The results for the year ended December 31, 2012 included a $36 million pretax loss in connection with the sale of the QSP Business.

Asset Impairments

The results for the year ended December 31, 2012 included $6 million of noncash impairments. The results for the year ended December 31, 2011 included $17 million of noncash impairments, of which $11 million related to a tradename impairment. The results for the year ended December 31, 2010 included $11 million of noncash impairments related to certain intangible assets.

Restructuring and Severance Costs

For the years ended December 31, 2012, 2011 and 2010, we incurred Restructuring and severance costs primarily related to headcount reductions and other exit activities. The total number of employees terminated in 2012, 2011 and 2010 was approximately 170, 120 and 220, respectively.

Operating Income

Operating income decreased for the year ended December 31, 2012, primarily due to lower revenues and a $36 million pretax loss in connection with the sale of the QSP Business, offset in part by lower expenses.

For the year ended December 31, 2011, Operating income increased primarily due to lower Selling, general and administrative expenses and lower Restructuring and severance costs, partially offset by an increase in Costs of revenues.

Interest Expense, Net

Interest expense, net was $3 million, $4 million and $5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Other Income (Loss), Net

Other income (loss), net, which primarily related to equity method investee income (loss), was a loss of $3 million for the year ended December 31, 2012, income of $6 million for the year ended December 31, 2011 and $0 for the year ended December 31, 2010.

Income Tax Provision

Income tax provision was $151 million, $197 million and $198 million for the years ended December 31, 2012, 2011 and 2010, respectively. Our effective tax rate was 36%, 35% and 39% for the years ended December 31, 2012, 2011 and 2010, respectively. The increase in the effective tax rate from 2011 to 2012 was primarily due to the establishment of a valuation allowance in 2012 related to certain foreign operations combined with a deferred tax benefit related to a subsidiary impairment in 2011. The decrease in the effective tax rate from 2010 to 2011 was primarily due to changes in the reserve for uncertain tax positions.

Net Income

Net income was $263 million, $368 million and $312 million for the years ended December 31, 2012, 2011 and 2010, respectively. The decrease in 2012 primarily reflected lower Operating income and the increase in 2011 primarily reflected higher Operating income.

Three and Nine Months Ended September 30, 2013 and 2012

The table below provides a summary of our results of operations for the three and nine months ended September 30, 2013 and 2012 (millions):

	Three Months Ended			Nine Months Ended
	9/30/13	9/30/12	% Change	9/30/13	9/30/12	% Change
Revenues	$818	$838	(2%)	$2,388	$2,469	(3%)
Operating expenses	(703)	(711)	(1%)	(2,158)	(2,249)	(4%)

Operating income	115	127	(9%)	230	220	5%
Interest expense, net	(1)	(1)	—	(2)	(2)	—
Other loss, net	—	—	NM	(3)	(3)	—
Income tax provision	(46)	(42)	10%	(90)	(80)	13%

Net income	$68	$84	(19%)	$135	$135	—

Revenues

The following table presents our revenues, by type, for the three and nine months ended September 30, 2013 and 2012 (millions):

	Three Months Ended			Nine Months Ended
	9/30/13	9/30/12	% Change	9/30/13	9/30/12	% Change
Revenues:
Advertising	$430	$437	(2%)	$1,267	$1,292	(2%)
Circulation	285	297	(4%)	816	878	(7%)
Other	103	104	(1%)	305	299	2%

Total revenues	$818	$838	(2%)	$2,388	$2,469	(3%)

The following table presents our revenues, by type, as a percentage of total revenues for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended		Nine Months Ended
	9/30/13	9/30/12	9/30/13	9/30/12
Revenues:
Advertising	53%	52%	53%	52%
Circulation	35%	35%	34%	36%
Other	12%	13%	13%	12%

Total revenues	100%	100%	100%	100%

Advertising Revenues

For the three months ended September 30, 2013, Advertising revenues decreased primarily due to a $14 million decline in non-magazine advertising revenues, partly offset by growth of $7 million in magazine advertising revenues, primarily due to certain weekly titles having an additional issue as compared to the prior year period. For the nine months ended September 30, 2013, Advertising revenues decreased primarily due to lower magazine advertising revenues. For the nine months ended September 30, 2013, the transfer of the management of the SI.com and Golf.com websites to us from Turner in the second quarter of 2012 had a positive effect on Advertising revenues of $12 million and a $9 million negative effect on Other revenues.

Advertising revenues for the three and nine months ended September 30, 2013 were negatively impacted by market conditions in the magazine publishing industry. We expect these market conditions to continue in the future.

Circulation Revenues

The components of Circulation revenues are as follows (millions):

	Three Months Ended			Nine Months Ended
	9/30/13	9/30/12	% Change	9/30/13	9/30/12	% Change
Circulation revenues:
Subscription	$176	$179	(2%)	$516	$538	(4%)
Newsstand	105	115	(9%)	288	330	(13%)
Other	4	3	33%	12	10	20%

Total circulation revenues	$285	$297	(4%)	$816	$878	(7%)

For the three and nine months ended September 30, 2013, Circulation revenues decreased primarily due to lower newsstand revenues.

Circulation revenues for the three and nine months ended September 30, 2013 were negatively impacted by market conditions in the magazine publishing industry. We expect these market conditions to continue in the future.

Other Revenues

For the three months ended September 30, 2013, there were no significant changes in Other revenues.

For the nine months ended September 30, 2013, Other revenues increased in part due to revenues from the 2013 Fortune Global Forum conference. Other revenues for the nine months ended September 30, 2013 were negatively impacted by the transfer of the management of the SI.com and Golf.com websites to us from Turner in the second quarter of 2012.

Operating Expenses

The components of Operating expenses are as follows (millions):

	Three Months Ended			Nine Months Ended
	9/30/13	9/30/12	% Change	9/30/13	9/30/12	% Change
Operating expenses:
Costs of revenues:
Production costs	$182	$192	(5%)	$535	$578	(7%)
Editorial costs	109	113	(4%)	326	349	(7%)
Other	31	30	3%	80	63	27%

Total costs of revenues(a)	322	335	(4%)	941	990	(5%)
Selling, general and administrative(a)	345	340	1%	1,065	1,098	(3%)
Disposal of the QSP Business	—	(1)	(100%)	—	41	(100%)
Restructuring and severance costs	4	6	(33%)	58	24	142%
Depreciation	22	22	—	64	69	(7%)
Amortization of intangible assets	10	9	11%	30	27	11%

Total operating expenses	$703	$711	(1%)	$2,158	$2,249	(4%)

(a)	Costs of revenues and Selling, general and administrative expenses exclude depreciation.

Costs of Revenues

For the three and nine months ended September 30, 2013, Costs of revenues decreased primarily due to lower production costs, mainly reflecting lower paper prices and reduced print volume as well as lower editorial costs primarily associated with cost savings initiatives, including savings realized from a significant restructuring in the first quarter of 2013, which mainly consisted of headcount reductions (the “2013 Restructuring”). Other costs for the nine months ended September 30, 2013 increased in part due to costs associated with the 2013 Fortune Global Forum conference.

Selling, General and Administrative

For the three months ended September 30, 2013, Selling, general and administrative expenses increased primarily due to a $20 million increase in incentive compensation, resulting from accruals during the three months ended September 30, 2013 as compared to reversals of previously recognized accruals during the three months ended September 30, 2012, partly offset by cost savings initiatives, including savings realized from the 2013 Restructuring. For the nine months ended September 30, 2013, Selling, general and administrative expenses decreased primarily due to cost savings initiatives, including savings realized from the 2013 Restructuring.

Disposal of the QSP Business

The results for the three and nine months ended September 30, 2012 included $1 million of pretax income and a $41 million pretax loss on operating assets, respectively, in connection with the sale of the QSP Business.

Restructuring and Severance Costs

During the three and nine months ended September 30, 2013, we incurred net Restructuring and severance costs of $4 million and $58 million, respectively, primarily in connection with the 2013 Restructuring. During the three and nine months ended September 30, 2012, we incurred Restructuring and severance costs of $6 million and $24 million, respectively.

Operating Income

Operating income decreased for the three months ended September 30, 2013 primarily due to lower revenues and higher Selling, general and administrative expenses, partially offset by lower Costs of revenues. Operating income increased for the nine months ended September 30, 2013, primarily due to lower Costs of revenues, the absence of the $41 million pretax loss on the sale of the QSP Business and lower Selling, general and administrative expenses, partially offset by lower revenues and higher Restructuring and severance costs.

Interest Expense, Net

Interest expense, net was $1 million for both the three months ended September 30, 2013 and 2012 and $2 million for both the nine months ended September 30, 2013 and 2012.

Other Loss, Net

Other loss, net was $3 million for both the nine months ended September 30, 2013 and 2012.

Income Tax Provision

For the three and nine months ended September 30, 2013, Income tax provision was $46 million and $90 million, respectively, as compared to $42 million and $80 million for the three and nine months ended September 30, 2012, respectively. Our effective tax rate was 40% for both the three and nine months ended September 30, 2013 as compared to 33% and 37% for the three and nine months ended September 30, 2012, respectively. The change in the effective tax rate for the three months and nine months ended September 30, 2013 was primarily due to increases in tax reserves and a shift in earnings to higher taxed jurisdictions.

Net Income

Net income was $68 million and $135 million for the three and nine months ended September 30, 2013, respectively, as compared to $84 million and $135 million for the three and nine months ended September 30, 2012, respectively.

Interim Impairment Testing of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets

As a result of Time Warner’s decision to pursue the Spin-Off, our Goodwill, indefinite-lived intangible assets and long-lived assets were assessed for impairment as of September 30, 2013, which did not result in any impairment. As of September 30, 2013, the fair value of our reporting unit was approximately 10% in excess of its book value. However, market conditions in the publishing industry, including declines in print advertising revenues and newsstand sales, remain challenging. In addition, to date, certain of the strategies and initiatives encompassed in our current long-range plan have not met management’s original expectations. During the third quarter of 2013, we appointed a new Chief Executive Officer and Chief Financial Officer, who are in the process of reviewing our current strategies and initiatives as well as developing new strategies and initiatives for us as part of preparing a new long-range plan. As a result, some of our current strategies and initiatives could be modified, abandoned or replaced with new strategies and initiatives, which could change our expectations of future cash flows. If market conditions or our expectations of future cash flows are worse than our current expectations, it is possible that the carrying values of our reporting unit and certain of our tradenames will exceed their respective fair values, which could result in us recognizing a noncash impairment of Goodwill or indefinite-lived intangible assets that could be material. See Note 1, “Description of Business and Basis of Presentation,” to the accompanying unaudited interim combined financial statements for more information.

FINANCIAL CONDITION AND LIQUIDITY

Historically, the cash we generate has been sufficient to fund our working capital, capital expenditures and financing requirements. After the Spin-Off, we expect that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for the foreseeable future, including scheduled debt repayments. Our current sources of cash include Cash provided by operations and Cash and equivalents on hand.

At September 30, 2013, our Cash and equivalents totaled $63 million, 92% of which was held by foreign subsidiaries and was generally subject to U.S. income tax upon repatriation to the United States, as compared to $81 million at December 31, 2012, 78% of which was held by foreign subsidiaries. Until the Spin-Off is consummated, Time Warner will continue to provide cash management and other treasury services to us. As part of these cash management and treasury services, we currently transfer the majority of our domestic cash balances to Time Warner on a daily basis and receive funding from Time Warner for our domestic operating and investing cash needs. Accordingly, our cash balances for the periods discussed in MD&A consist primarily of cash held by our foreign subsidiaries.

As noted in the section of this Information Statement titled “Capitalization,” we have not yet finalized our capitalization subsequent to the Spin-Off. The decisions made in finalizing our capitalization will have a direct impact on our financial condition, liquidity and capital resources.

Cash Flows

Cash and equivalents decreased by $14 million for the year ended December 31, 2012, increased by $23 million for the year ended December 31, 2011 and decreased by $85 million for the year ended December 31, 2010. For the nine months ended September 30, 2013 and 2012, Cash and equivalents decreased by $18 million and $7 million, respectively. The components of these changes are discussed below in more detail.

Operating Activities

Details of Cash provided by operations are as follows (millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
Net income	$263	$368	$312	$135	$135
Depreciation and amortization	127	142	149	94	96
Disposal of the QSP Business	36	—	—	—	41
Equity-based compensation	39	41	40	13	32
Net income taxes paid	(12)	(13)	(3)	(2)	(5)
All other, net, including working capital changes	8	(64)	23	7	33

Cash provided by operations	$461	$474	$521	$247	$332

The decrease in Cash provided by operations for the year ended December 31, 2012 as compared with December 31, 2011 primarily reflected lower Net income, partially offset by lower cash used by working capital in part related to lower bonus, restructuring and severance payments.

The decrease in Cash provided by operations for the year ended December 31, 2011 as compared with December 31, 2010 was related primarily to higher cash used by working capital in part related to higher bonus payments, partly offset by higher Net income.

The decrease in Cash provided by operations for the nine months ended September 30, 2013 as compared with September 30, 2012 primarily reflected lower cash provided by working capital, reflecting higher restructuring and severance payments, and higher cash operating expenses.

Investing Activities

Details of Cash used by investing activities are as follows (millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
Investments and acquisitions, net of cash acquired:
StyleFeeder	$—	$—	$(15)	$—	$—
All other	(8)	(2)	(18)	(3)	(8)
Capital expenditures	(34)	(48)	(49)	(19)	(20)
Other investment proceeds:
Great American Opportunities note receivable	15	—	—	—	15
IPC Sales	—	—	11	—	—
All other	1	4	7	—	1

Cash used by investing activities	$(26)	$(46)	$(64)	$(22)	$(12)

Cash used by investing activities for the year ended December 31, 2012 decreased primarily due to a decrease in capital expenditures and higher investment proceeds due to the collection of a note receivable from Great American Opportunities.

The decrease in Cash used by investing activities for the year ended December 31, 2011 was primarily the result of lower investments and acquisitions spending, partially offset by lower investment proceeds.

The increase in Cash used by investing activities for the nine months ended September 30, 2013 was primarily due to the collection of a note receivable from Great American Opportunities in 2012.

Financing Activities

Details of Cash used by financing activities are as follows (millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
Excess tax benefit from equity instruments	$16	$6	$2	$30	$11
Net transfers to Time Warner	(465)	(411)	(544)	(273)	(338)

Cash used by financing activities	$(449)	$(405)	$(542)	$(243)	$(327)

Cash used by financing activities for the year ended December 31, 2012 increased primarily due to an increase in Net transfers to Time Warner.

The decrease in Cash used by financing activities for the year ended December 31, 2011 was primarily due to a decrease in Net transfers to Time Warner.

Cash used by financing activities for the nine months ended September 30, 2013 decreased primarily due to a decrease in Net transfers to Time Warner.

Principal Debt Obligations

At December 31, 2012 and 2011, long-term debt was $36 million and $34 million, respectively. Our long-term debt consists of a non-recourse promissory note issued in connection with the acquisition of certain brand assets in

2001. Of the original principal amount of approximately $120 million, $45 million of principal, representing the final installment payment, remained to be paid as of December 31, 2012. The final payment is due on December 31, 2017. While the note has a zero coupon stated interest rate, for accounting purposes we have accreted interest expense of approximately $2 million for each of the years ended December 31, 2012, 2011 and 2010. Our obligations under this promissory note are guaranteed by Time Warner.

Employee Benefit-Related Obligations

The accompanying combined financial statements include amounts related to international defined benefit pension plans, primarily in the U.K., that are sponsored by entities that are part of the Publishing Business. In addition, following the Spin-Off, we may be responsible for certain pension and deferred compensation liabilities associated with certain of our employees related to benefit plans sponsored or managed by Time Warner. The amount of such liabilities has not yet been determined and, accordingly, the accompanying combined financial statements do not reflect such liabilities.

Contractual and Other Obligations

Contractual Obligations

In addition to the financing arrangements discussed above, we have obligations under certain contractual arrangements to make future payments for goods and services. These contractual obligations secure the future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with applicable accounting rules, the future rights and obligations pertaining to certain firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities in the accompanying combined balance sheet.

The following table summarizes our aggregate contractual obligations at December 31, 2012 and the estimated timing and effect that such obligations are expected to have on our liquidity and cash flows in future periods (millions):

Contractual Obligations(a)
	Total	2013	2014-2015	2016-2017	Thereafter
Purchase obligations(b)	$213	$130	$79	$4	$—
Operating lease obligations (Note 13)(c)	552	110	213	203	26

Total contractual obligations	$765	$240	$292	$207	$26

(a)	The table does not include our reserve for uncertain tax positions and related accrued interest and penalties, which at December 31, 2012 totaled $45 million, because the specific timing of any cash payments relating to this obligation cannot be projected with reasonable certainty.
(b)	Purchase obligations principally include: (1) obligations to executives, writers and other talent under contractual arrangements; (2) obligations to purchase information technology licenses and services; (3) obligations related to international distribution services; (4) advertising and marketing services; and (5) obligations to purchase general and administrative items and services.
(c)	The reference to Note 13 refers to the notes to the accompanying combined financial statements.

Our significant contractual obligations at December 31, 2012 include:

•

Purchase obligations — represents an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts do not represent all anticipated purchases, but represent only those purchases we are contractually obligated to make. We also purchase products and services as needed, with no firm commitment. For this reason, the amounts presented in the table above do not provide a reliable indicator of all of our expected future cash outflows. For purposes of identifying and accumulating purchase obligations, all significant contracts meeting the definition of a purchase obligation have been included. For those contracts involving a fixed or minimum quantity, but with variable pricing terms, we have estimated the contractual obligation based on our best estimate of the pricing that will be in effect at the time the obligation is incurred. Additionally, we have included only the obligations under the contracts as they existed at December 31, 2012, and have not assumed that the contracts will be renewed or replaced at the end of their respective terms. If a contract includes a penalty for non-renewal, we have included that penalty, assuming it will be paid in the period after the contract expires. If we can unilaterally terminate an agreement simply by providing a certain number of days’ notice or by paying a termination fee, we have included the amount of the termination fee or the amount that would be paid over the “notice period.” Contracts that can be unilaterally terminated without incurring a penalty have not been included.

•	Operating lease obligations — represents the minimum lease payments under noncancelable operating leases, primarily for our real estate and operating equipment.

MARKET RISK MANAGEMENT

Market risk is the potential gain/loss arising from changes in market rates and prices, such as interest rates and foreign exchange rates. Our financial instruments subject to market risk at December 31, 2012 were not significant.

CRITICAL ACCOUNTING POLICIES

Our combined financial statements are prepared in accordance with U.S. GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in those financial statements and accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations and if it requires significant judgment and estimates on the part of management in its application. We consider policies relating to the following matters to be critical accounting policies:

•	Impairment of Goodwill and Intangible Assets;

•	Income Taxes;

•	Gross versus Net Revenue Recognition; and

•	Sales Returns.

For a discussion of each of our critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies, see Note 1, “Description of Business, Basis of Presentation and Summary of Significant Accounting Policies,” to the accompanying combined financial statements.

MANAGEMENT

The following table presents information, as of November 15, 2013, concerning our directors and executive officers following the Spin-Off, including a five-year employment history and any directorships held by our directors in public companies. We are in the process of identifying the individuals who will serve on our Board following the Spin-Off. We expect to provide details about these individuals in an amendment to this Information Statement.

Name	Age	Position with Time Inc.
Mr. Joseph A. Ripp	61	Chief Executive Officer and Director
Mr. Jeffrey J. Bairstow	55	Executive Vice President and Chief Financial Officer
Mr. David Geithner	48	Executive Vice President and Group President, Style & Entertainment Group
Mr. Gregory Giangrande	51	Executive Vice President and Chief Human Resources Officer
Mr. Lawrence A. Jacobs	58	Executive Vice President, General Counsel and Secretary
Mr. Todd Larsen	47	Executive Vice President and Group President, News & Sports Group
Mr. Norman Pearlstine	71	Executive Vice President and Chief Content Officer
Ms. Evelyn Webster	44	Executive Vice President and Group President, Lifestyle Group

Mr. Joseph A. Ripp

Chief Executive Officer since September 2013 and Director since November 2013; prior to that, Mr. Ripp served as Chief Executive Officer of OneSource Information Services, Inc., a leading provider of online business information and sales intelligence solutions, beginning shortly after the 2012 acquisition of OneSource by Cannondale Investments, Inc., a joint venture formed in 2010 between Mr. Ripp and GTCR, a leading private equity firm. Mr. Ripp served as Chief Executive Officer of Cannondale from 2010 to 2012. From 2008 to 2010, Mr. Ripp served as Chairman of Journal Register Company (now known as 21st Century Media). Prior to that, Mr. Ripp served as President and Chief Operating Officer of Dendrite International Inc., a leading provider of sales, marketing, clinical and compliance solutions for the global pharmaceutical industry. Mr. Ripp began his media career at Time Inc. in 1985 and held several executive level positions at Time Inc. and Time Warner, including Senior Vice President, Chief Financial Officer and Treasurer of Time Inc. from 1993 to 1999, Executive Vice President and Chief Financial Officer of Time Warner from 1999 to January 2001, Executive Vice President and Chief Financial Officer of America Online from January 2001 to 2002 and Vice Chairman of America Online from 2002 to 2004.

Mr. Jeffrey J. Bairstow

Executive Vice President and Chief Financial Officer since September 2013; prior to that, Mr. Bairstow served as President of Digital First Media, a management company specializing in the publication of local newspapers and other multi-platform products whose properties include Media News Group, 21st Century Media (formerly Journal Register Company) and Digital First Ventures. Before the formation of Digital First Media and his appointment as President in 2011, Mr. Bairstow served as Chief Financial Officer of Journal Register Company from March 2010. From June 2007 to March 2010, Mr. Bairstow served as Executive Vice President and Chief Financial Officer of CCBR-Synarc, Inc., a clinical trials and imaging entity, where he also served as President of its Global Imaging Division from 2007 to 2009. Prior to that, Mr. Bairstow served as Executive Vice President and Chief Financial Officer of Dendrite International Inc. from 2005 to 2007, as Chief Operating Officer of RelayHealth Corporation from 2004 to 2005 and as Chief Financial Officer of Vitria Technology from 2003 to 2004. Earlier, Mr. Bairstow held several executive positions with Health Net Inc. from 1997 to 2002, including President of the Government and Specialty Services Division from 1999 to 2002.

Mr. David Geithner

Executive Vice President and Group President, Style & Entertainment Group since September 2012; prior to that Mr. Geithner served as Senior Vice President and Group General Manager of our Style & Entertainment Group from 2008. Mr. Geithner joined Time Inc. in 1992 as a finance associate at Time and has served in a number of roles, including Editorial Finance Manager of People, People.com and InStyle and General Manager of People en Español and Teen People. Mr. Geithner has also managed business operations at our subsidiary GEX since 2010.

Mr. Gregory Giangrande

Executive Vice President and Chief Human Resources Officer since April 2012; prior to that, Mr. Giangrande served as Executive Vice President and Chief Human Resources Officer for Dow Jones & Company/The Wall Street Journal beginning in February 2008. From 1999 to 2008, Mr. Giangrande served as Senior Vice President and Chief Human Resources Officer at HarperCollins publishing group. Earlier, Mr. Giangrande held leadership positions in human resources at Hearst Corporation, Condé Nast and Random House LLC.

Mr. Lawrence A. Jacobs

Executive Vice President, General Counsel and Secretary since November 2013; prior to that, Mr. Jacobs served as Executive Vice President, Legal & General Counsel of Empire State Development Corporation, New York State’s chief economic development agency, from April 2013. Mr. Jacobs previously served as Senior Executive Vice President and Group General Counsel at News Corporation from 2005 to 2011. Mr. Jacobs joined News Corporation in 1996. Earlier, Mr. Jacobs was a partner at the law firm Squadron Ellenoff Plesent & Sheinfeld.

Mr. Todd Larsen

Executive Vice President and Group President, News & Sports Group since September 2012; prior to that, Mr. Larsen served as President of Dow Jones & Company from January 2010 until June 2012. Mr. Larsen joined Dow Jones & Company in 1999, where he also served as Chief Operating Officer of the Consumer Media Group from 2006 to 2010 and President of the Consumer Electronic Publishing division from 2003 to 2006. He previously held positions as General Manager of the Consumer Electronic Publishing division and he started at Dow Jones as Director of Strategic Planning. Mr. Larsen earlier worked in the media practice at consulting firm Booz, Allen & Hamilton and in advertising at Saatchi & Saatchi and Jordan, McGrath, Case & Taylor.

Mr. Norman Pearlstine

Executive Vice President and Chief Content Officer since November 2013; prior to that, Mr. Pearlstine served as Chief Content Officer of Bloomberg L.P. from June 2008, where he also served as Chairman, Bloomberg Businessweek following the acquisition of BusinessWeek magazine in December 2009 and co-Chairman, Bloomberg Government. From 2006 to 2008, Mr. Pearlstine served as a senior advisor to The Carlyle Group’s telecommunications and media group. Prior to that, Mr. Pearlstine spent nearly four decades working as a reporter and editor. He was Time Inc.’s Editor-In-Chief from 1995 to 2005, and before that he spent 23 years working at The Wall Street Journal, including eight years as Managing Editor and one year as Executive Editor.

Ms. Evelyn Webster

Executive Vice President and Group President, Lifestyle Group since January 2011; prior to that, Ms. Webster served as Chief Executive Officer of IPC Media Ltd. from January 2009 to December 2010. Ms. Webster joined IPC Media Ltd. in 1992 where she served in a number of roles across marketing, digital strategy and new product development. Ms. Webster served as Managing Director of IPC Connect, a division of IPC Media, from 2004 to 2008 and as Managing Director of IPC Inspire from 2003 to 2004.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise              directors.                  rules require that the board have a majority of independent directors, and we plan to have a board comprising a majority of independent directors and board committees composed solely of independent directors at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website immediately prior to the Spin-Off.

Audit and Finance Committee

The Audit and Finance Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit and Finance Committee will be more fully described in our Audit and Finance Committee charter. We anticipate that our Audit and Finance Committee, among other duties, will:

•	oversee the quality and integrity of our financial statements, accounting practices and financial information we provide to the SEC or the public;

•	review our annual and interim financial statements, the report of our independent registered public accounting firm on our annual financial statements, Management’s Report on Internal Control over Financial Reporting and the disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	select and appoint an independent registered public accounting firm, such appointment to be ratified by stockholders at our annual meeting;

•	pre-approve all services to be provided to us by our independent registered public accounting firm;

•	review with our independent registered public accounting firm and our management the plan and scope of the accounting firm’s proposed annual financial audit and quarterly reviews, including the procedures to be utilized;

•	review with our independent registered public accounting firm and our management the accounting firm’s significant findings and recommendations upon the completion of the annual financial audit and quarterly reviews;

•	review and evaluate the qualification, performance, fees and independence of our registered public accounting firm;

•	meet with our independent registered public accounting firm and our management regarding our internal controls, critical accounting policies and practices and other matters;

•	discuss with our independent registered public accounting firm and our management earnings releases prior to their issuance;

•	oversee our internal audit function;

•	assist our Board in the oversight of our financial structure, financial condition and capital strategy; and

•	oversee our compliance program, response to regulatory actions involving financial, accounting and internal control matters, internal controls and risk management policies.

The Audit and Finance Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10A-3 under the Exchange Act and our Audit and Finance Committee charter. Each member of the Audit and Finance Committee will be financially literate, and at least one member of the Audit and Finance Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit and Finance Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	setting and reviewing our general policy regarding executive compensation;

•	determining the compensation (including salary, bonus, equity-based grants and any other long-term cash compensation) of our Chief Executive Officer and other executive officers;

•	overseeing our disclosure regarding executive compensation, including approving the report to be included in our annual proxy statement on Schedule 14A and included or incorporated by reference in our annual reports on Form 10-K;

•	approving employment agreements for our Chief Executive Officer and other executive officers;

•	reviewing the benefits provided to our Chief Executive Officer and other executive officers;

•	overseeing our overall compensation structure, practices and benefits plans;

•	administering our executive bonus and equity-based incentive plans to the extent delegated by our Board;

•	overseeing our response to regulatory developments affecting compensation and, along with our Nominating and Governance Committee, reviewing and making recommendations regarding our responses to stockholder proposals relating to compensation matters and our proposals relating to the frequency of advisory votes on executive compensation; and

•	assessing the independence of compensation consultants, legal counsel and other advisors to the Compensation Committee and hiring, approving the fees and overseeing the work of, and terminating the services of such advisors.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                 , Rule 10C-1 under the Exchange Act and our Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Nominating and Governance Committee

The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:

•	overseeing our corporate governance practices;

•	reviewing and recommending to our Board amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to our Board regarding the structure of our various board committees;

•	identifying, reviewing and recommending to our Board individuals for election to the board;

•	adopting and reviewing policies regarding the consideration of board candidates proposed by stockholders and other criteria for board membership;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the leadership structure of our Board;

•	overseeing our Board’s annual self-evaluation; and

•	overseeing and monitoring general governance matters, including communications with stockholders and regulatory developments relating to corporate governance.

The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of              and our Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the Spin-Off.

Codes of Conduct

In order to help assure the highest levels of business ethics at Time Inc., our Board will adopt the following codes of conduct, which will be posted on our website prior to the Spin-Off.

Standards of Business Conduct

Our Standards of Business Conduct will apply to our employees, including any employee directors. The Standards of Business Conduct will establish policies pertaining to, among other things, employee conduct in the workplace, electronic communications and information security, accuracy of books, records and financial statements, securities trading, confidentiality, conflicts of interest, fairness in business practices, the Foreign Corrupt Practices Act, antitrust laws and political activities and solicitations.

Code of Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Time Warner and us. We intend to adopt a Corporate Governance Policy and supplementary policy statements that will contain information concerning the responsibilities of the Nominating and Governance Committee with respect to identifying and evaluating future director candidates. A description of the Corporate Governance Policy will be included in an amendment to this Information Statement.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

Involvement in Certain Legal Proceedings

Pursuant to a settlement between the SEC and Joseph A. Ripp of a complaint relating to alleged violations of Section 13(b)(2)(A) of the Exchange Act and Exchange Act Rule 13b2-1, the United States District Court for the Southern District of New York entered a judgment against Mr. Ripp on July 19, 2010. Mr. Ripp consented to the judgment without admitting or denying the allegations of the complaint. The violations were alleged to have occurred while Mr. Ripp was serving as Chief Financial Officer of America Online, Inc. between January 2001 and September 2002. Under the judgment, Mr. Ripp was enjoined from aiding and abetting any violation of Section 13(b)(2)(A) of the Exchange Act and from violating Exchange Act Rule 13b2-1 and was ordered to pay $150,000 representing disgorgement of profits and a civil penalty.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) relates to our fiscal year ended December 31, 2012. This CD&A describes:

•	the executive compensation philosophy that governed the 2012 compensation program for our named executive officers (“NEOs”);

•	the main elements of the 2012 compensation for our NEOs, with a focus on how such compensation was determined, including the roles of our senior management, Time Warner’s senior management and the Compensation and Human Development Committee of the Time Warner Board (the “Time Warner Compensation Committee”); and

•	significant actions taken in 2013 with respect to our executive compensation program.

For purposes of this CD&A, the individuals listed in the table below are our NEOs for 20121:

Name	Position with Time Inc. as of December 31, 2012
Laura Lang	Chief Executive Officer
Howard M. Averill	Executive Vice President & Chief Financial Officer
Maurice F. Edelson	General Counsel and Executive Vice President, Corporate Development

We completed management transitions both in early 2012 and more recently during 2013. Laura Lang joined us as Chief Executive Officer in January 2012, following a period of almost a year during which we were led by a group of three senior executives. In March 2013, Ms. Lang announced that she would step down prior to the Spin-Off. Joseph A. Ripp succeeded Ms. Lang as our Chief Executive Officer on September 3, 2013, and Ms. Lang separated from service with us on November 2, 2013. In addition, on July 22, 2013, Time Warner announced that Howard M. Averill, our then current Executive Vice President & Chief Financial Officer, would become Executive Vice President and Chief Financial Officer of Time Warner on January 1, 2014. In anticipation of that role, Mr. Averill became Senior Vice President and Deputy Chief Financial Officer of Time Warner in September 2013. Jeffrey J. Bairstow succeeded Mr. Averill as our Executive Vice President and Chief Financial Officer on September 3, 2013. Finally, Maurice F. Edelson became Senior Vice President and Deputy General Counsel of Time Warner on November 4, 2013. Lawrence A. Jacobs succeeded Mr. Edelson as our Executive Vice President and General Counsel in November 2013. In connection with the more recent management transition, we entered into employment agreements with each of Messrs. Ripp and Bairstow and a separation agreement with Ms. Lang. See “—Significant Actions Taken in 2013” for further information about these agreements.

1 As described in this CD&A, we have experienced significant management changes since January 1, 2012, including the departure during 2012 and early 2013 of several individuals who would be considered NEOs for 2012 based on the total compensation they received from us in 2012. These individuals will not be considered NEOs for 2013 and, accordingly, disclosure about their compensation will not be required in any amendments to this Information Statement, since all amendments will be filed after December 31, 2013. In light of these changes and the timing of this initial filing, we have not included information with respect to these former employees in this CD&A. We will include the information for all individuals who are considered NEOs for 2013 in amendments to this Information Statement.

Philosophy

During 2012, we were an operating division of Time Warner and, accordingly, our 2012 NEO compensation program was generally guided by Time Warner’s compensation philosophy. The main elements of that philosophy include:

•	Accountability for Business Performance. Compensation should be tied in part to our financial and operating performance, so that the NEOs are held accountable through their compensation for the performance of our business.

•	Accountability for Individual Performance. Compensation should be tied in part to the NEOs’ individual performance to encourage and reflect individual contributions to our financial and operating performance and long-term success.

•	Alignment with Stockholder Interests. Compensation should be tied in part to Time Warner’s stock performance to align the NEOs’ interests with those of Time Warner’s stockholders.

•	Attract, Retain and Motivate Talent. Compensation should reflect the competitive marketplace, so that we can attract, retain and motivate talented executives.

Following the Spin-Off, our Board will form its own Compensation Committee, which will determine our executive compensation philosophy, program and practices for our NEOs.

How 2012 Compensation for the NEOs Was Established

Decisions with respect to 2012 NEO compensation were primarily made by Time Warner’s senior management or the Time Warner Compensation Committee. After Ms. Lang joined us, she assumed primary responsibility for decisions with respect to the compensation of the other NEOs, which, for the remainder of 2012, related to the determination of their individual performance ratings under our Annual Incentive Plan (as in effect for 2012, the “2012 AIP”), subject to the review and approval of Time Warner’s Chairman & Chief Executive Officer.

The actions taken by Time Warner’s senior management with respect to 2012 NEO compensation included:

•	recommending to the Time Warner Compensation Committee the terms of Ms. Lang’s initial compensation, including the financial and operating criteria and the individual goals that would apply for purposes of her annual bonus (which financial and operating criteria also applied to the other NEOs under the 2012 AIP);

•	negotiating our employment agreement with Ms. Lang;

•	reviewing and approving the cash compensation of Messrs. Averill and Edelson;

•	in accordance with the Time Warner Compensation Committee’s delegation to certain members of Time Warner’s senior management of the authority to approve certain grants of Time Warner equity-based awards, reviewing and approving the grant of equity-based awards to Mr. Edelson;

•	conducting a performance review of Ms. Lang in connection with determining her 2012 bonus; and

•	providing input in the 2012 performance review and pay decisions with respect to Mr. Averill.

The actions taken by the Time Warner Compensation Committee with respect to 2012 NEO compensation included:

•	reviewing and approving Ms. Lang’s employment agreement (which became effective January 9, 2012) and her 2012 compensation, including equity-based awards made to her in 2012 and the financial and operating criteria and the individual goals that applied for purposes of her annual bonus;

•	reviewing and approving equity-based awards to our employees that were outside the award guidelines delegated to Time Warner’s senior management during 2012, including awards to Mr. Averill;

•	reviewing and approving the financial and operating criteria of the Time Inc. Cash Long Term Incentive Plan (the “Time LTIP”) for the 2012 through 2014 performance period; and

•	reviewing the recommendation of Time Warner’s Chairman & Chief Executive Officer regarding Ms. Lang’s performance in connection with determining her 2012 bonus.

Role of the Time Warner Compensation Committee’s Independent Compensation Consultant

The Time Warner Compensation Committee has retained Pay Governance LLC as its compensation consultant. During 2011, Pay Governance LLC assisted the Time Warner Compensation Committee in its decision-making with respect to the initial compensation of Ms. Lang by providing comparative market data. The Time Warner Compensation Committee conducts an annual assessment of the consultant’s performance and independence. As of the most recent assessment prior to establishing Ms. Lang’s compensation, the Time Warner Compensation Committee determined that the consultant had no conflicts of interest that would prevent it from advising the committee and confirmed the consultant’s independence.

Use of Comparative Data

In connection with the entry into employment agreements with our senior executives and periodically thereafter, our senior management, Time Warner’s senior management and the Time Warner Compensation Committee, as applicable, have utilized internal and external sources of information to determine appropriate levels and mixes of compensation, including compensation surveys published by external compensation consulting firms containing information from public and private publishing companies and other multinational companies.

As described under “—Role of the Time Warner Compensation Committee’s Independent Compensation Consultant,” in setting the compensation terms of Ms. Lang’s employment agreement in 2011, Time Warner’s senior management and the Time Warner Compensation Committee reviewed market data provided by the Time Warner Compensation Committee’s independent compensation consultant. This data included information on the compensation of chief executive officers of (i) eight other publishing companies: Gannett Company, The McGraw-Hill Companies, Hearst Corporation, The Washington Post Company, The New York Times Company, The E.W. Scripps Company, Meredith Corporation and Dow Jones & Company and (ii) a broader group of companies in a range of industries with revenues similar to our annual revenues that participated in the Towers Watson 2011 Executive Compensation Survey. At the time we entered into the employment agreement with Ms. Lang, her target annual total direct compensation (which consists of base salary, annual cash incentive awards, annual long-term incentive awards and the annualized value of the Lang Make Whole Equity Awards (as defined below)) was at approximately the 75th percentile of the compensation paid to chief executive officers of the publishing companies reviewed and approximately the median of the compensation paid to chief executive officers of the broader group of companies in the Towers Watson 2011 Executive Compensation Survey. Time Warner’s senior management and the Time Warner Compensation Committee believed that Ms. Lang’s level of target annual total direct compensation was appropriate because Ms. Lang would be leading the largest U.S. magazine publishing company.

In addition, at the end of 2011, Time Warner’s senior management reviewed Mr. Edelson’s compensation against the compensation of comparable executives at other Time Warner divisions and a broader group of companies in a range of industries with revenues similar to our annual revenues that participated in the Towers Watson 2011 Executive Compensation Survey to ensure that his compensation remained competitive. In connection with the review, for 2012, Mr. Edelson received a 7.7% increase in his base salary and a related increase in his target annual cash incentive compensation.

Elements of 2012 Compensation for the NEOs and How They Were Determined

The elements of our 2012 NEO compensation program and the rationale for each element are described below.

Base Salary

We believe that including a competitive base salary as a component of each NEO’s compensation is appropriate in order to attract and retain NEOs capable of leading our company in the complex and competitive business environment in which we operate.

The 2012 base salaries paid to the NEOs are included in the Summary Compensation Table for Fiscal Year 2012. Ms. Lang’s 2012 base salary was determined in connection with the entry into her employment agreement. The 2012 base salaries of Messrs. Averill and Edelson were determined by Time Warner’s senior management. Mr. Averill’s 2012 base salary reflected a 3% increase from 2011, determined in connection with our broad based compensation review process. As described under “—How 2012 Compensation for the NEOs Was Established—Use of Comparative Data,” Mr. Edelson’s 2012 base salary reflected a 7.7% increase from 2011, determined in connection with a separate comparative review of his compensation.

Annual Cash Incentive Compensation

For 2012, we provided annual cash incentive compensation to (i) Ms. Lang pursuant to her employment agreement with criteria developed by Time Warner’s senior management and approved by the Time Warner Compensation Committee and (ii) Messrs. Averill and Edelson pursuant to the 2012 AIP. Ms. Lang’s annual bonus and the 2012 AIP were designed to provide each NEO with a competitive compensation opportunity, taking into consideration the nature and scope of the NEO’s responsibilities and the terms of the NEO’s employment agreement, and to reward the NEO based on both our financial and operating performance and the NEO’s individual performance, consistent with our pay-for-performance philosophy.

Target Bonuses.  Ms. Lang’s target bonus ($2 million) was 200% of her base salary, in accordance with the terms of her employment agreement. Additionally, Ms. Lang’s employment agreement provided that her bonus payout for 2012 would not be less than $1.5 million. At the beginning of 2012, Time Warner’s senior management approved the target AIP bonuses for Messrs. Averill and Edelson, subject to the review and approval of Time Warner’s Chairman & Chief Executive Officer. Mr. Averill’s 2012 AIP bonus target was increased by 3% from his 2011 target as part of our broad based compensation review process. As a result, a target of $738,649 was used for purposes of calculating his AIP bonus payout for 2012. For 2012, each NEO’s bonus payout was capped at a maximum of 150% of the NEO’s target bonus.

Award Metrics.  For each of the NEOs, 70% of the target bonus was based on our financial and operating performance and 30% was based on an assessment of individual performance and contributions for the year. The use and relative weighting of these criteria advanced the philosophy that each NEO should be held accountable for our financial and operating performance, as well as the NEO’s personal performance.

Financial and Operating Performance Criteria.  We used two non-GAAP metrics, Adjusted Divisional Pre-Tax Income (“ADPTI”) and Free Cash Flow (“FCF”), as financial and operating performance criteria for all of the NEOs, though the weighting assigned to the two metrics varied as follows: Ms. Lang (70% ADPTI and 30% FCF) and Messrs. Averill and Edelson (85% ADPTI and 15% FCF). ADPTI and FCF were selected not only because they are important measures of our financial and operating performance, but also because they are consistent with the primary measures Time Warner uses to evaluate its own financial and operating performance.

Using these two measures provides balance, because the NEOs can receive the highest bonus only when we achieve both significant profitability and free cash flow. ADPTI was weighted significantly greater than FCF for each of the NEOs because we and Time Warner believe that ADPTI is a better measure of long-term business performance and growth. The definitions of ADPTI and FCF are included in Annex A to this Information Statement. The table below shows the payout percentages for the financial and operating performance criteria at certain performance levels as established at the beginning of the year.

	Framework for Financial and Operating Criteria ($ in millions) (1) (2)
Financial and Operating Measures	50%	100%	150%
ADPTI	$485	$545	$625
FCF	$500	$585	$680

(1)	Payouts are determined by linear interpolation if performance is between any of the levels shown.
(2)	During the year, ADPTI and FCF targets were each adjusted downward by $5 million to reflect the impact of the sale of our QSP Business.

Individual Performance Ratings.  Individual performance ratings were based on an end-of-year qualitative assessment of each NEO’s contributions to our business, and, in the case of Ms. Lang, her performance against pre-established individual goals recommended by Time Warner’s senior management in conjunction with a strategic review of our business and approved by the Time Warner Compensation Committee.

Evaluation Against Criteria and Determination of Annual Cash Incentive Payouts.  Based on our financial results for the year, we achieved ADPTI at 36% of the target level and FCF at 83% of the target level, and these levels were used for determining Ms. Lang’s 2012 award. For purposes of the other NEOs’ 2012 AIP awards, adjustments were made to ADPTI and FCF to exclude the impact of certain unbudgeted severance and investment costs incurred during the year, which resulted in achievement of ADPTI at 63% of the target level and FCF at 88% of the target level.

In evaluating Ms. Lang’s individual performance for 2012, Time Warner’s senior management and the Time Warner Compensation Committee noted the following significant achievements:

•	Changes in key executive roles, including: (i) the transition to a new Editor-in-Chief at the end of the year, (ii) the redesign of the central sales role and (iii) the hiring of a new leader for our sports, news and business magazines.

•	Completion of distribution agreements with major digital distribution companies.

•	Analysis of new subscription models for our magazine titles.

•	Optimization of websites for mobile devices.

As a result of the accomplishments described above, Time Warner’s Chairman & Chief Executive Officer recommended, and the Time Warner Compensation Committee approved, the maximum individual performance rating of 150% for Ms. Lang. Ms. Lang recommended, and Time Warner’s senior management approved, the maximum individual performance ratings of 150% for Messrs. Averill and Edelson, taking into account the assistance they provided her as she transitioned into the role of Chief Executive Officer, their efforts in support of the operational achievements described above and their overall leadership during a period of transition.

Described below are the calculations used in determining the 2012 bonus payout for each of our NEOs. The dollar figures representing the financial and operating performance components are for illustrative purposes only, and differences between those figures and the figures yielded by the formulas are the result of rounding adjustments.

	Target Bonus	ADPTI Component	+	FCF Component	+	Individual Component	=	2012 Bonus Payout
Laura Lang	$2,000,000	(70% x 70%) x 36% x Target Bonus = Approx. $352,000		(70% x 30%) x 83% x Target Bonus = Approx. $348,000		30% x 150% x Target Bonus = $900,000		$1,600,000
Howard M. Averill	$738,649	(70% x 85%) x 63% x Target Bonus = Approx. $276,882		(70% x 15%) x 88% x Target Bonus = Approx. $68,251		30% x 150% x Target Bonus = $332,392		$675,509
Maurice F. Edelson	$595,000	(70% x 85%) x 63% x Target Bonus = Approx. $223,036		(70% x 15%) x 88% x Target Bonus = Approx. $54,978		30% x 150% x Target Bonus = $267,750		$544,139

With respect to Ms. Lang’s bonus, the portion of her bonus that was guaranteed under her employment agreement ($1.5 million) is reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2012. The remaining $100,000 is reflected in the “Non-Equity Incentive Plan Compensation” column of the table. For Messrs. Averill and Edelson, the portion of their bonuses earned based on our financial and operating performance is reflected in the “Non-Equity Incentive Plan Compensation” column of the table, and the remainder is reflected in the “Bonus” column.

In addition to the annual cash incentive award described above, in connection with joining us as Chief Executive Officer, Ms. Lang was paid a $1.5 million cash bonus (the “Lang Make Whole Bonus”). Ms. Lang would have been required to repay the Lang Make Whole Bonus plus interest if her employment had terminated prior to June 30, 2013 for any reason other than our “material breach” of our obligations under her employment agreement or her death or disability, which did not occur. The Lang Make Whole Bonus is reflected in the “Bonus” column in the Summary Compensation Table for Fiscal Year 2012.

Long-Term Incentives

In 2012, our NEOs’ long-term incentive awards consisted of (i) cash awards under the Time LTIP and (ii) equity-based awards of Time Warner stock options and restricted stock units (“RSUs”). These awards were designed not only to provide the NEOs with an opportunity to earn a competitive level of compensation, but also to advance the principle of pay-for-performance, align the NEOs’ interests with those of Time Warner’s stockholders and promote retention.

Allocation of 2012 Long-Term Incentive Awards to NEOs(1)

(Excluding Lang Make Whole Equity Award)

(1)	The percentage allocation of the 2012 long-term incentive awards among the Time LTIP and Time Warner stock options and RSUs represents the planning value of such awards. The grant date values of the Time Warner stock options and RSUs were determined based on the Time Warner stock price on the grant date.

We and Time Warner believe that this mix of long-term incentive awards provided an appropriate blend of incentives and rewards based on our and Time Warner’s financial and operating performance, and was consistent with Time Warner’s company-wide approach to such awards for 2012.

Ms. Lang’s employment agreement provided for 2012 long-term incentive compensation with an estimated target value of $1.5 million in a form determined by the Time Warner Compensation Committee in its sole discretion. At the beginning of 2012, the Time Warner Compensation Committee approved the equity-based awards for Mr. Averill, which, combined with the Time LTIP target award approved by Time Warner’s senior management, had an aggregate target value of $990,000. Also at the beginning of 2012, Time Warner’s senior management approved 2012 long-term incentive awards for Mr. Edelson with an aggregate target value of $700,000. For both of Messrs. Averill and Edelson, the awards were determined taking into consideration the nature and scope of their respective responsibilities and the terms of their respective employment agreements.

In addition to the 2012 long-term incentive awards described above, in connection with joining us as Chief Executive Officer, Ms. Lang was awarded RSUs with a grant date value of approximately $2 million (the “Lang Make Whole Equity Award”) to compensate her for long-term incentive compensation from her prior employer that she forfeited to join us.

Time LTIP.  The Time LTIP was established in 2012, and each participant was granted an award at a target amount determined at the start of the performance period. The amount ultimately earned, which may range from 0% to 200% of the target amount, will be determined based on our performance over the three-year performance period from 2012 through 2014. Payouts of Time LTIP awards are based on our cumulative ADPTI over the performance period measured against goals for the period set by the Time Warner Compensation Committee at the beginning of 2012. These goals are based on our long-range plan for the 2012 through 2014 performance period. There is no individual performance component to the Time LTIP.

Ms. Lang’s target Time LTIP award is $600,000 (40% of the total target value of her 2012 long-term incentive awards), which was determined by the Time Warner Compensation Committee. The target Time LTIP awards for Messrs. Averill and Edelson are $396,000 and $280,000, respectively, which also represent 40% of the total target value of their respective 2012 long-term incentive awards.

The treatment of Ms. Lang’s Time LTIP award in connection with her separation is described under “—Significant Actions Taken in 2013.” Assuming the Spin-Off is completed prior to the end of 2014, employees who participate in the Time LTIP, including our NEOs, will be entitled to accelerated payment of their Time LTIP awards, if any are earned. Payouts will be determined based on the goals that were established for the 2012 through 2014 performance period using our actual ADPTI for the 2012 and 2013 fiscal years and our forecasted ADPTI for the 2014 fiscal year (as reflected in the forecasts in the long-range plan for Time Inc. when the goals were originally approved). In accordance with the terms of the Time LTIP, the amount payable to each of our NEOs will be pro-rated based on the length of the NEO’s service during the performance period.

Equity-Based Awards.  In 2012, our NEOs received long-term equity-based incentive compensation in the form of Time Warner stock options and RSUs. Pursuant to Time Warner’s equity plans, stock options have exercise prices at fair market value, which is the closing price of Time Warner’s common stock on the grant date as reported on the New York Stock Exchange Composite Tape. The stock options generally vest annually in four equal installments, beginning on the first anniversary of the grant date. RSUs generally vest in two equal installments on the third and fourth anniversaries of the award date. The aggregate planning value of the Time Warner stock options and RSUs each represented approximately 30% of the NEO’s 2012 long-term incentive award. The grant date values of the Time Warner stock options and RSUs were determined based on the Time Warner stock price on the grant date.

In accordance with Ms. Lang’s employment agreement, the Time Warner Compensation Committee approved the Lang Make Whole Equity Award on December 15, 2011, and the award was made on January 17, 2012 (the first regular grant date following Ms. Lang’s commencement of employment with us).

With respect to equity-based awards made as part of 2012 long-term incentive compensation, the Time Warner Compensation Committee approved the stock option and RSU awards for Ms. Lang and Mr. Averill on January 30, 2012, and the awards were made on February 15, 2012. Pursuant to the Time Warner Compensation Committee’s delegation of authority, on February 8, 2012, the Time Warner Management Option Committee approved the stock option award and Time Warner’s Chairman & Chief Executive Officer approved the RSU award made to Mr. Edelson, and the awards were made on February 15, 2012. This process was consistent with Time Warner’s historic practice for equity-based awards made to executive officers and employees of Time Warner and its divisions in connection with the Time Warner Compensation Committee’s annual review of compensation matters. Time Warner’s practice has been for the Time Warner Compensation Committee to approve equity-based awards to Time Warner’s executive officers at a meeting early in the year and to establish a subsequent grant date at that meeting that (i) provides sufficient time for Time Warner to prepare communication materials for employees throughout Time Warner and its divisions who receive equity-based awards at the same time as Time Warner’s executive officers and (ii) is after the issuance of the Time Warner earnings release for the prior fiscal year.

The treatment of Ms. Lang’s Time Warner equity-based awards in connection with her separation is described under “—Significant Actions Taken in 2013.”

The table below shows the total long-term incentive awards to the NEOs in 2012.

	Target Time LTIP Award	Options Awarded in 2012 (#)	RSUs Awarded in 2012(#)	Aggregate Grant Date Fair Value of Equity-Based Awards(1)($)	Total Value of Annual Long-Term Incentive Awards ($)
Laura Lang	$600,000	51,429	12,006(2)	$888,160(2)	$1,488,160(2)
Howard M. Averill	$396,000	30,000	9,000	$592,920	$988,920
Maurice F. Edelson	$280,000	21,212	6,364	$419,249	$699,249

(1)	Represents the aggregate grant date fair value of stock options and RSUs awarded to the NEOs in 2012, as explained in more detail in footnotes (3) and (4) to the Summary Compensation Table for Fiscal Year 2012.
(2)	Excludes the Lang Make Whole Equity Award.

Employment Agreements with NEOs

Employment agreements are standard in the media and publishing industry for top executives, and are important for recruiting and retaining those executives. We have entered into employment agreements with each of our NEOs. The material terms of these employment agreements, as in effect on December 31, 2012, are described under “—Narrative to Summary Compensation Table and Grants of Plan Based Awards Table.”

Termination and Severance Packages

The severance payment amounts and other post-termination provisions of the NEOs’ employment agreements are based on the significance of the NEO’s position, the amount of time it would take the NEO to locate comparable employment following a termination and our desire to attract, motivate and retain the NEO in a competitive environment, and, in the case of Ms. Lang, are also generally consistent with those of the Chief Executive Officers of Time Warner’s other operating divisions.

The treatment of the NEOs’ outstanding equity-based awards upon various employment termination events is generally governed by their employment agreements and Time Warner’s equity compensation programs and equity-based award agreements, which were developed and approved by the Time Warner Compensation Committee.

The termination and severance payments and other benefits that Ms. Lang and Mr. Averill would receive under the terms of their respective employment agreements as in effect on December 31, 2012 in the event of certain termination scenarios assumed to have occurred on December 31, 2012 are described under “—Potential Payments upon Termination of Employment or Change in Control.” The separation agreement we entered into with Ms. Lang is described under “—Significant Actions Taken in 2013.”

Retirement Programs

We participate in the Time Warner Savings Plan, a tax-qualified defined contribution savings plan maintained by Time Warner in which almost all of the U.S. employees of Time Warner and the Time Warner divisions are eligible to participate. In addition, we participate in the Time Warner Supplemental Savings Plan (the “Supplemental Savings Plan”), a non-qualified plan for employees whose compensation exceeds the compensation limit established by the IRS for tax-qualified defined contribution plans. Each of the NEOs participated in the Time Warner Savings Plan for 2012, and Ms. Lang and Mr. Averill participated in the Supplemental Savings Plan for 2012. The Supplemental Savings Plan is described in more detail under “—Non-qualified Deferred Compensation for Fiscal Year 2012.”

We also participate in the Time Warner Pension Plan (the “Pension Plan”), a tax-qualified defined benefit pension plan maintained by Time Warner, which was closed to new participants as of June 30, 2010. Messrs. Averill and Edelson participate in this plan, and each is currently vested in his pension benefits based on his years of service with us. Because Ms. Lang joined us after the Pension Plan was closed to new hires, Ms. Lang does not participate in this plan. In addition, we participate in the Time Warner Excess Benefit Pension Plan (the “Excess Plan”), which provides for payments of additional pension benefits to our eligible employees in excess of the federal limitations on the amount of compensation eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the Pension Plan. The Pension Plan and Excess Plan are described in more detail under “—Pension Benefits for Fiscal Year 2012.”

Health and Welfare Programs

The NEOs participate in health and welfare programs that are generally available to all U.S. employees of Time Warner and the Time Warner divisions. These include medical coverage, dental coverage, flexible spending account programs and similar benefit programs. In offering these programs to its employees, Time Warner’s goal is to provide benefit programs that are competitive and cost effective and that promote the hiring and retention of qualified employees.

Perquisites and Personal Benefits

We generally do not provide perquisites or personal benefits to the NEOs that are not generally available to our employees. However, in 2012, we reimbursed Ms. Lang for relocation expenses in connection with her hiring. In addition, we provided Ms. Lang with a payment to offset her income tax obligation corresponding to our reimbursement of her relocation expenses and certain other limited perquisites and personal benefits. See the “All Other Compensation” column in the Summary Compensation Table for Fiscal Year 2012 for more information regarding these perquisites and personal benefits.

Section 162(m) Considerations

During 2012, none of the compensation paid to the NEOs was subject to the limitations on the deductibility of compensation in excess of $1 million under Section 162(m) of the Code. This is because the NEOs were not executive officers of Time Warner and, accordingly, were not subject to Section 162(m) of the Code. After the Spin-Off, when we are an independent publicly-traded company, Section 162(m) of the Code will generally limit our ability to deduct compensation over $1 million to our Chief Executive Officer and three other most highly paid executive officers, other than the Chief Financial Officer, unless the compensation qualifies as “performance-based” under Section 162(m) of the Code. Following the Spin-Off, we intend to consider deductibility as one factor in determining executive compensation; however, in order to best serve our stockholders’ interests, we will retain the flexibility to approve compensation that is not deductible for tax purposes.

Compensation Programs and Risk Management

In early 2013, Time Warner completed its annual risk assessment of its compensation programs and policies for employees, including our executive officers and employees. In particular, Time Warner reviewed and analyzed the major components of compensation at Time Warner and its divisions, including (i) base salary, (ii) annual bonuses, (iii) long-term incentive programs (including cash-based incentive plans and equity-based incentive plans), (iv) sales incentive plans and commission plans and (v) retirement programs (including defined benefit programs, defined contribution programs, deferred compensation programs and profit-sharing arrangements). Based on its review of its compensation policies and practices, Time Warner determined that any risks arising from its compensation programs and policies are not reasonably likely to have a material adverse effect on Time Warner. We did not conduct a separate risk assessment for 2012 because we were a division of Time Warner during such period.

Stock Ownership and Retention Guidelines

While Ms. Lang served as our Chief Executive Officer, she was subject to Time Warner’s stock ownership guidelines, pursuant to which she was required to own Time Warner stock in an amount equal to at least three times her base salary on or before the fifth anniversary of her employment with us. Under Time Warner’s stock retention requirements, Ms. Lang is required to retain for at least one year following the exercise of Time Warner stock options (or, if earlier, until the one-year anniversary of her separation from service) the number of shares having a value on the date of the exercise equal to 75% of the net gain realized from the exercise, assuming a 50% effective tax rate.

Significant Actions Taken in 2013

Employment Agreement with Joseph A. Ripp

General.  The employment agreement with Joseph A. Ripp, our Chief Executive Officer, has an initial term that began on September 3, 2013 and ends on September 4, 2018 (the “Ripp Term Date”), and thereafter continues on a month-to-month basis until either party provides 90 days’ written notice of termination. Mr. Ripp’s employment agreement provides for an annual base salary of $1 million, subject to discretionary increase, and a discretionary annual cash bonus with a target amount of $1.5 million and a maximum amount of not less than 150% of the target amount. Mr. Ripp was provided a guaranteed minimum of $750,000 for his 2013 cash bonus in recognition of the fact that he forfeited compensation from his prior employer to join us. Mr. Ripp’s bonus for 2013 may be greater than the minimum amount, depending on Time Inc.’s financial and operational performance and Mr. Ripp’s individual performance for 2013. In addition, Mr. Ripp’s employment agreement provides for his participation in our savings and welfare benefit plans and programs. Because Mr. Ripp was previously employed by us and our affiliates, AOL LLC and Time Warner, he will be credited with that service for purposes of eligibility to participate in, and vesting in, our non-qualified deferred compensation and welfare plans. Mr. Ripp’s employment agreement also provides for an annual $50,000 cash payment to him (pro-rated for any partial years of employment), which may be used to purchase life insurance.

Annual Long-Term Incentive Compensation.  During Mr. Ripp’s term of employment, he will be eligible to receive annual grants of long-term incentive compensation with a value targeted at $2.5 million.

Make Whole Awards.  To compensate Mr. Ripp for equity-based awards and other compensation that he forfeited when he left his prior employer, on November 15, 2013, Mr. Ripp was granted an award of 55,441 Time Warner RSUs with an estimated grant-date value of $3.75 million (the “Ripp Make Whole RSUs”) and an award of 211,864 Time Warner stock options with an estimated grant-date value of $3.75 million (the “Ripp Make Whole Stock Options” and, together with the Ripp Make Whole RSUs, the “Ripp Make Whole Awards”), which RSUs and stock options will vest and, in the case of the stock options, become exercisable, in five equal annual installments on each anniversary of his start date. The Ripp Make Whole Awards do not provide for any accelerated vesting or other special treatment in the event of Mr. Ripp’s retirement, and do provide that the Spin-Off will not be treated as a termination of employment for purposes of these awards.

The Ripp Make Whole Awards were premised on the view of Time Warner’s senior management and the Time Warner Compensation Committee that, particularly in light of the planned conversion of the awards to Time Inc. equity-based awards upon the Spin-Off, (i) the mix of awards (split evenly between RSUs and stock options) appropriately balances the incentive to create and maintain the value of Time Inc. while limiting dilution and (ii) the awards provide Mr. Ripp with a meaningful investment in Time Inc. that aligns his interests with those of our stockholders. The determination to except the Ripp Make Whole Awards from vesting on retirement was intended to incentivize Mr. Ripp to remain with us through the Ripp Term Date.

Spin-Off.  Provided that Mr. Ripp remains employed by us immediately following the Spin-Off, all Time Warner equity-based awards that Mr. Ripp holds will be converted upon the Spin-Off into Time Inc. equity-based awards with the same general terms and conditions (including vesting and, if applicable, eligibility for retirement treatment) as his Time Warner equity-based awards.

Review and Approval of Compensation Package.  Time Warner’s senior management recommended, and the Time Warner Compensation Committee reviewed and approved, Mr. Ripp’s compensation package, based in part on their review of external sources of information. This data included information on the compensation of the chief executive officers of (i) nine other publishing companies: Gannett Company, The McGraw-Hill Companies, Hearst Corporation, The Washington Post Company, The New York Times Company, The E.W. Scripps Company, Meredith Corporation, Dow Jones & Company and the recently spun-off News Corporation and (ii) a broader group of companies in a range of industries with revenues similar to our annual revenues that participated in the Towers Watson 2012 Executive Compensation Survey. Mr. Ripp’s target annual total direct compensation (which consists of base salary, annual cash incentive awards, annual long-term incentive awards and the annualized value of the Ripp Make Whole Awards) is between the 50th and 75th percentile of the compensation paid to chief executive officers of both the publishing companies (of which Time Inc. is the largest) and the broader group of companies in the Towers Watson 2012 Executive Compensation Survey. Time Warner’s senior management and the Time Warner Compensation Committee viewed these percentiles as relevant in determining a reasonable annualized compensation package for Mr. Ripp in the context of his leading the largest U.S. magazine publishing company, particularly following its transition to an independent publicly-traded company. Similarly, Time Warner’s senior management and the Time Warner Compensation Committee established the mix of fixed and variable pay components in Mr. Ripp’s compensation package based on their view of the appropriate weighting of these components for a chief executive officer of a publicly-traded company. Accordingly, Mr. Ripp’s annual compensation package is weighted more heavily toward long-term incentive awards than Ms. Lang’s was to reflect the consideration that as the chief executive officer of a publicly-traded company, there will be a more direct link between Mr. Ripp’s performance and our stock price following the Spin-Off.

Termination by Us for Cause.  In the event that Mr. Ripp’s employment is terminated by us for cause, he will (i) receive his base salary through the effective date of termination, (ii) receive his bonus for any year prior to the year of termination that had been earned but not yet been paid as of the date of termination and (iii) retain any rights pursuant to any insurance or other benefit plans (the “Ripp Accrued Obligations”). Mr. Ripp’s employment agreement also provides that he will forfeit all outstanding Time Warner and Time Inc. equity-based awards (whether vested or unvested) as of the effective date of termination. “Cause” is generally defined as Mr. Ripp’s (A) conviction of, or no contest or guilty plea to, a felony (other than (1) a moving violation or (2) a felony for which Mr. Ripp is vicariously liable as a result of his position with us if he (x) was not aware of the underlying acts or upon becoming aware of such acts acted reasonably and in good faith to prevent such acts or (y) reasonably believed that no law was violated by such acts after consulting with our counsel), (B) willful failure or refusal to satisfactorily perform his duties and responsibilities for us, other than as a result of a physical or mental impairment which is subject to cure by Mr. Ripp within 30 days of notice of such failure, (C) willful misappropriation, embezzlement or reckless or willful destruction of our property which has a significant adverse financial effect on us or a significant adverse effect on our reputation, (D) willful and material breach of any duty of loyalty to us which has a significant adverse financial effect on us or a significant adverse effect on our reputation or (E) material and willful violation of any applicable restrictive covenant agreement to which he is subject.

Termination by Us without Cause or by Mr. Ripp due to Material Breach.  In the event that at least 90 days prior to the Ripp Term Date we terminate Mr. Ripp’s employment without cause or Mr. Ripp terminates his employment due to our material breach of our obligations under his employment agreement (which includes, but is not limited to (i) our violation of Mr. Ripp’s rights under his employment agreement with respect to authority, title, reporting lines, duties or place of employment or (ii) our failure to cause any successor to expressly assume our obligations under the employment agreement), Mr. Ripp will receive the Ripp Accrued Obligations, and will also receive the following payments and benefits:

Annual Bonus.  Mr. Ripp will receive an amount equal to the pro-rated portion of the average of the highest two regular annual bonuses he received in the last three-year period (the “Ripp Average Annual Bonus”), at the time that we normally pay bonuses. However, if Mr. Ripp’s employment is terminated (i) prior to receiving any annual bonus, then the Ripp Average Annual Bonus will equal his target annual bonus or (ii) after receiving only one annual bonus, then the Ripp Average Annual Bonus will equal the average of such bonus and his target annual bonus.

Cash Severance.  Mr. Ripp will receive his base salary on our normal payroll dates through the second anniversary of the effective date of termination (the “Ripp Severance Term Date”). In addition, Mr. Ripp will receive a lump-sum payment for each calendar year through the Ripp Severance Term Date (based on the Ripp Average Annual Bonus, and pro-rated for any partial calendar year), at the time we normally pay bonuses. However, if such termination occurs within one year following certain types of change in control transactions, then the cash severance otherwise payable to Mr. Ripp through the Ripp Severance Term Date will be paid to him in a lump sum on the 70th day following the effective date of termination.

Group Benefits Continuation.  Mr. Ripp will be eligible to participate in our health and welfare programs (other than disability programs) through the Ripp Severance Term Date.

Equity-Based Awards.  Mr. Ripp is considered retirement-eligible for purposes of his Time Warner and Time Inc. equity-based awards (other than the Ripp Make Whole Awards) based on his prior service with us and our affiliates. Accordingly, the treatment of Mr. Ripp’s equity-based awards in the event of a termination without cause or due to a material breach is generally consistent with the treatment of such awards in the event of retirement. Any Time Warner or Time Inc. RSUs that Mr. Ripp holds on the effective date of termination (including the Ripp Make Whole RSUs) will become immediately vested on such date, and will be settled within 60 days. Any Time Warner or Time Inc. stock options (including the Ripp Make Whole Stock Options) that Mr. Ripp holds on the effective date of termination will continue to vest through the Ripp Severance Term Date or, if earlier, the date Mr. Ripp commences full time employment (other than certain employment with a not-for-profit or government entity) or the date on which he elects to terminate this treatment (the “Ripp Equity Cessation Date”), and any such stock options that remain unvested as of such date will become immediately vested. All of Mr. Ripp’s vested stock options will remain exercisable for five years following the earlier of the Ripp Severance Term Date or Ripp Equity Cessation Date (but not beyond the term of such stock options). In addition, the vesting of any Time Inc. equity-based awards with performance-based vesting conditions that Mr. Ripp holds will be determined based on actual performance for the portion of the performance period that ends on the effective date of termination and on the target level of performance for the remainder of the applicable performance period. Any such awards will be settled within 60 days following the effective date of termination.

Life Insurance.  Mr. Ripp will continue to receive an annual $50,000 cash payment through the Ripp Severance Term Date (pro-rated for any partial years), which may be used to purchase life insurance.

Limitations on Payments and Benefits.  If Mr. Ripp accepts full-time employment with any of our affiliates following termination of employment but prior to the Ripp Severance Term Date, his entitlement to any cash severance will immediately cease. Mr. Ripp’s employment agreement provides that the amounts payable to him as a result of termination of employment that constitute “parachute payments” under Section 280G of the Code will either be reduced or provided in full, whichever would result in receipt by him of a greater amount on a net after-tax basis. In addition, certain payments following termination of Mr. Ripp’s employment are subject to a six-month delay following separation from service if required under Section 409A of the Code.

Release of Claims.  Receipt of the foregoing payments and benefits is conditioned on Mr. Ripp’s execution of a release of claims against us. If Mr. Ripp does not execute a release of claims, in lieu of the severance payments and treatment of equity-based awards described above, he will receive a severance payment determined in accordance with our generally applicable policies relating to notice and severance, if any such policies exist at the time of termination.

Termination in Connection with Non-renewal of the Employment Agreement.  Either we or Mr. Ripp can terminate the employment agreement, effective on or after the Ripp Term Date, for any reason upon 90 days’ written notice. If such termination is by us, Mr. Ripp will receive the Ripp Accrued Obligations, and will also receive the following payments and benefits:

Annual Bonus.  Mr. Ripp will receive a pro-rated bonus for the year of termination (based on the Ripp Average Annual Bonus), at the time we normally pay bonuses.

Equity-Based Awards.  Mr. Ripp’s Time Warner or Time Inc. RSUs and Time Inc. equity-based awards with performance-based vesting conditions will be treated in the same manner described under “—Termination by Us without Cause or by Mr. Ripp due to Material Breach.” Mr. Ripp’s Time Warner or

Time Inc. stock options that are outstanding and unvested as of the effective date of termination will become immediately vested, and will remain exercisable for five years following such date (but not beyond the term of such stock options).

Termination by Mr. Ripp Other than due to Material Breach.  If Mr. Ripp terminates his employment other than due to our material breach of our obligations under his employment agreement, Mr. Ripp will receive the Ripp Accrued Obligations, and will also receive the following payments and benefits:

Equity-Based Awards.  Because Mr. Ripp is considered retirement-eligible for purposes of his Time Warner and Time Inc. equity-based awards (other than the Ripp Make Whole Awards) based on his prior service with us and our affiliates, provided that he has not previously received notice of termination, any such equity-based awards that Mr. Ripp holds as of the effective date of termination (other than any Time Inc. equity-based awards with performance-based vesting conditions) will become immediately vested on such date, any such RSUs will be settled within 60 days of such date, and any such stock options will remain exercisable for a period of five years following such date (but not beyond the term of such stock options). The Ripp Make Whole Awards that are unvested and outstanding as of the effective date of termination will be forfeited. In addition, the vesting of any Time Inc. equity-based awards with performance-based vesting conditions that Mr. Ripp holds as of such date will be determined based on actual performance for the portion of the applicable performance period that ends on the effective date of termination and on the awards vesting at the target level of performance for the remainder of the applicable performance period. Any such awards will be settled within 60 days following the effective date of termination.

Disability.  In the event that Mr. Ripp becomes disabled during the term of his employment agreement such that he is prevented from performing the material functions of his position for periods aggregating six months in any twelve month period, we have the right to terminate his employment (the effective date of such termination, the “Ripp Disability Termination Date”), in which case he will receive the Ripp Accrued Obligations and disability benefits equal to the following:

Salary and Bonus Continuation.  Mr. Ripp will receive his base salary and an amount equal to the Ripp Average Annual Bonus for a period equal to the longer of (i) the remainder of the term of employment and (ii) 12 months following the Ripp Disability Termination Date (such period, the “Ripp Disability Period”). Any such payments will be reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by us, and will cease upon the earlier of (A) Mr. Ripp commencing substantially full-time employment and (B) Mr. Ripp becoming ineligible for long-term disability benefits under our long-term disability plan or becoming eligible for partial benefits of less than 50% under such plan.

Group Benefits Continuation.  During the Ripp Disability Period, Mr. Ripp will continue to be eligible to participate in our health and welfare programs (other than disability programs).

Equity Awards.  Any Time Warner or Time Inc. equity-based awards (including the Ripp Make Whole Awards, but excluding any Time Inc. equity-based awards with performance-based vesting conditions) that Mr. Ripp holds as of the Ripp Disability Termination Date will become immediately vested on the Ripp Disability Termination Date, any such RSUs will be settled within 60 days, and any such stock options will remain exercisable for a period of three years following such date (but not beyond the term of such stock options). In addition, the vesting of any Time Inc. equity-based awards with performance-based vesting conditions that Mr. Ripp holds as of such date will be determined based on the awards vesting at the target level of performance and pro-rated based on the number of days Mr. Ripp was employed during the applicable performance period. Any such awards will be settled within 60 days following the effective date of termination.

Death.  In the event of Mr. Ripp’s death, his estate or designated beneficiary will receive his base salary until the last day of the month in which his death occurs and a pro-rated bonus for the year in which his death occurs (which will be paid at the time bonuses are normally paid and will be calculated based on the Ripp Average Annual Bonus).

Equity-Based Awards.  Mr. Ripp’s Time Warner or Time Inc. equity-based awards, as applicable, will be treated in a manner consistent with the treatment described under “—Disability.”

Time Warner’s senior management and the Time Warner Compensation Committee believed that the treatment of Mr. Ripp upon the various termination scenarios described above was appropriate for an executive in Mr. Ripp’s position. In particular, because the Ripp Make Whole Awards were awarded to replace compensation that Mr. Ripp forfeited from his prior employer, Time Warner’s senior management and the Time Warner Compensation Committee determined that it was appropriate to provide Mr. Ripp with the security that the vesting of those equity-based awards would accelerate upon termination without cause or due to death or disability. Finally, Time Warner’s senior management and the Time Warner Compensation Committee believed that the treatment of Mr. Ripp’s other Time Warner and Time Inc. equity-based awards was appropriate given Mr. Ripp’s eligibility for retirement treatment under the Time Warner equity plans and program due to his prior service with us and our affiliates.

Restrictive Covenants.  Mr. Ripp’s employment agreement provides that he is subject to restrictive covenants that obligate him not to disclose any of Time Inc.’s, Time Warner’s or their respective subsidiaries’ and affiliates’ confidential matters at any time. During his term of employment (including during the notice period applicable in the case of non-renewal of the employment agreement), Mr. Ripp is not permitted to compete with us by directly or indirectly rendering services to, or owning or acquiring certain interests in, any person or entity that engages, directly or indirectly, in any line of business that is substantially the same as any line of business that we engage in, conduct or, to Mr. Ripp’s knowledge, have definitive plans to engage in or conduct. In addition, Mr. Ripp is subject to the same competition restrictions that apply during his term of employment (i) for two years following the effective date of termination, if Mr. Ripp’s employment is terminated (A) by us for cause or (B) prior to the Ripp Term Date, by us without cause or by Mr. Ripp due to our material breach of his employment agreement, or (ii) for one year following (A) the Ripp Disability Termination Date, if Mr. Ripp’s employment is terminated due to disability or (B) the effective date of termination, if Mr. Ripp resigns prior to the Ripp Term Date other than due to our material breach of his employment agreement. Finally, for two years following termination of his employment for any reason, Mr. Ripp is not permitted to, directly or indirectly, solicit the employment of, employ, or cause any other person to take such actions with respect to any person who was our employee or an employee of our affiliates on, or within six months prior to, the effective date of termination.

Employment Agreement with Jeffrey J. Bairstow

General.  The employment agreement with Jeffrey J. Bairstow, our Executive Vice President and Chief Financial Officer, has an initial term that began on September 3, 2013 and ends on September 4, 2017 (the “Bairstow Term Date”), and thereafter continues on a month-to-month basis until either party provides 90 days’ written notice of termination. Mr. Bairstow’s employment agreement provides for an annual base salary of $800,000, subject to discretionary increase, and a discretionary annual cash bonus with a target amount of $400,000 for 2013 and $800,000 for each subsequent year. Mr. Bairstow was provided a $400,000 target cash bonus for 2013 in recognition of the fact that he forfeited compensation from his prior employer to join us. In addition, Mr. Bairstow’s employment agreement provides for his participation in our savings and welfare benefit plans and programs. Mr. Bairstow’s employment agreement also provides for an annual cash payment to him equal to two times the premium he would be required to pay under a group universal life (GUL) insurance program to obtain life insurance in an amount equal to $2 million of coverage.

Annual Long-Term Incentive Compensation.  During Mr. Bairstow’s term of employment, he will be eligible to receive annual grants of long-term incentive compensation with a value targeted at $800,000.

Make Whole Bonus.  To compensate Mr. Bairstow for compensation that he forfeited when he left his prior employer, Mr. Bairstow received a cash make whole bonus of $500,000 on November 21, 2013. Mr. Bairstow will be required to repay this bonus (including any attorneys’ fees and other costs of collection) in the event his employment is terminated by us for cause or by him other than due to our material breach of our obligations under his employment agreement, in each case, prior to September 3, 2014. For purposes of Mr. Bairstow’s employment agreement, “cause” is defined to mean the same actions as described above with respect to Mr. Ripp, and our “material breach” of our obligations under his employment agreement includes, but is not limited to, (i) our violation of Mr. Bairstow’s rights under his employment agreement with respect to authority, title, reporting lines, duties or place of employment or (ii) our failure to cause any successor to expressly assume our obligations under the employment agreement.

Make Whole Awards.  To compensate Mr. Bairstow for equity-based awards and other compensation that he forfeited when he left his prior employer, on November 15, 2013, Mr. Bairstow was granted an award of 7,392 Time Warner RSUs with an estimated grant-date value of $500,000 (the “Bairstow Make Whole RSUs”) and an award of 28,249 Time Warner stock options with an estimated grant-date value of $500,000 (the “Bairstow Make Whole Stock Options” and, together with the Bairstow Make Whole RSUs, the “Bairstow Make Whole Awards”), which RSUs and stock options will vest and, in the case of the stock options, become exercisable, in four equal annual installments on each anniversary of his start date. The Bairstow Make Whole Awards do not provide for any accelerated vesting or other special treatment in the event of Mr. Bairstow’s retirement, and do provide that the Spin-Off will not be treated as a termination of employment for purposes of these awards.

The Bairstow Make Whole Awards were premised on the view of Time Warner’s senior management and the Time Warner Compensation Committee that, particularly in light of the planned conversion of the awards to Time Inc. equity-based awards upon the Spin-Off, (i) the mix of awards (split evenly between RSUs and stock options) appropriately balances the incentive to create and maintain the value of Time Inc. while limiting dilution and (ii) the awards provide Mr. Bairstow with a meaningful investment in Time Inc. that aligns his interests with those of our stockholders.

Spin-Off.  Provided that Mr. Bairstow remains employed by us immediately following the Spin-Off, all Time Warner equity-based awards that Mr. Bairstow holds will be converted upon the Spin-Off into Time Inc. equity-based awards with the same general terms and conditions (including vesting and, if applicable, eligibility for retirement treatment) as his Time Warner equity-based awards.

Review and Approval of Compensation Package.  Time Warner’s senior management reviewed and approved Mr. Bairstow’s compensation package (except that the Bairstow Make Whole Awards described below were subject to the approval of the Time Warner Compensation Committee), based in part on its review of external sources of information. This data included information on the compensation of the chief financial officers of (i) the same publishing companies that were reviewed when setting the compensation terms of Mr. Ripp’s employment agreement and (ii) a broader group of companies in a range of industries with revenues similar to our annual revenues that participated in the Towers Watson 2012 Executive Compensation Survey. Mr. Bairstow’s target annual total direct compensation (which consists of base salary, annual cash incentive awards, annual long-term incentive awards and the annualized value of the Bairstow Make Whole Awards) is at approximately the 75th percentile of the compensation paid to chief financial officers of both the publishing companies (of which Time Inc. is the largest) and the broader group of companies in the Towers Watson 2012 Executive Compensation Survey. Time Warner’s senior management viewed this percentile as relevant in determining a reasonable annualized compensation package for Mr. Bairstow in the context of his service to the largest U.S. magazine publishing company, particularly following its transition to an independent publicly-traded company. In this regard, Time Warner’s senior management was mindful that Mr. Bairstow would be expected to develop and implement a new financial plan appropriate for a publicly-traded company while simultaneously addressing the demands of the position and the challenges our business and industry face. In addition, Time Warner’s senior management believed that Mr. Bairstow’s compensation package was appropriate given that Mr. Bairstow possesses a unique set of skills for a chief financial officer, including not only financial expertise but also considerable experience operating businesses in our industry, which skills will be valuable as we transition. Similarly, Time Warner’s senior management and the Time Warner Compensation Committee established the mix of fixed and variable pay components in Mr. Bairstow’s compensation package based on their view of the appropriate weighting of these components for a chief financial officer of a publicly-traded company.

Termination by Us for Cause.  In the event that Mr. Bairstow’s employment is terminated by us for cause, he will (i) receive his base salary through the effective date of termination, (ii) receive his bonus for any year prior to the year of termination that had been earned but not yet been paid as of the date of termination and (iii) retain any rights pursuant to any insurance or other benefit plans (the “Bairstow Accrued Obligations”). In addition, Mr. Bairstow will forfeit the Bairstow Make Whole Awards (whether vested or unvested) as of the effective date of termination.

Termination by Us without Cause or by Mr. Bairstow due to Material Breach.  In the event that at least 90 days prior to the Bairstow Term Date we terminate Mr. Bairstow’s employment without cause or Mr. Bairstow terminates his employment due to our material breach of our obligations under his employment agreement, Mr. Bairstow will receive the Bairstow Accrued Obligations, and will also receive the following payments and benefits:

Annual Bonus.  Mr. Bairstow will receive an amount equal to the pro-rated portion of the average of the highest two regular annual bonuses he received in the last three-year period (the “Bairstow Average Annual Bonus”), at the time that we normally pay bonuses. However, if Mr. Bairstow’s employment is terminated (i) prior to receiving any annual bonus, then the Bairstow Average Annual Bonus will equal his target annual bonus or (ii) after receiving only one annual bonus, then the Bairstow Average Annual Bonus will equal the average of such bonus and his target annual bonus.

Cash Severance.  Mr. Bairstow will receive his base salary on our normal payroll dates through the second anniversary of the effective date of termination (the “Bairstow Severance Term Date”). In addition, Mr. Bairstow will receive a lump-sum payment for each calendar year through the Bairstow Severance Term Date (based on the Bairstow Average Annual Bonus, and pro-rated for any partial calendar year), at the time we normally pay bonuses. However, if such termination occurs within one year following certain types of change in control transactions, then the cash severance otherwise payable to Mr. Bairstow through the Bairstow Severance Term Date will be paid to him in a lump sum on the 70th day following the effective date of termination.

Group Benefits Continuation.  Mr. Bairstow will be eligible to participate in our health and welfare programs (other than disability programs) through the Bairstow Severance Term Date.

Equity-Based Awards.  Any Bairstow Make Whole RSUs that Mr. Bairstow holds on the effective date of termination will become immediately vested on such date, and will be settled within 60 days. Any Bairstow Make Whole Stock Options that Mr. Bairstow holds as of the effective date of termination will continue to vest through the Bairstow Severance Term Date or, if earlier, the date Mr. Bairstow commences full time employment (other than certain employment with a not-for-profit or government entity) or the date on which he elects to terminate this treatment (the “Bairstow Equity Cessation Date”), and any such stock options that remain unvested as of such date will become immediately vested. Any such stock options will remain exercisable for three years following the earlier of the Bairstow Severance Term Date or Bairstow Equity Cessation Date (but not beyond the term of such stock options). Any other Time Warner or Time Inc. equity-based awards that Mr. Bairstow holds on the effective date of termination will be treated as determined by the Time Warner Compensation Committee or our Compensation Committee, as applicable.

Life Insurance.  Mr. Bairstow will continue to receive cash payments through the Bairstow Severance Term Date equal each year to two times the premium he would be required to pay under a GUL insurance program to obtain life insurance in an amount equal to $2 million of coverage.

Limitations on Payments and Benefits.  If Mr. Bairstow accepts full-time employment with any of our affiliates following termination of employment but prior to the Bairstow Severance Term Date, his entitlement to any cash severance will immediately cease. Mr. Bairstow’s employment agreement provides that the amounts payable to him as a result of termination of employment that constitute “parachute payments” under Section 280G of the Code will either be reduced or provided in full, whichever would result in receipt by him of a greater amount on a net after-tax basis. In addition, certain payments following termination of Mr. Bairstow’s employment are subject to a six-month delay following separation from service if required under Section 409A of the Code.

Release of Claims.  Receipt of the foregoing payments and benefits is conditioned on Mr. Bairstow’s execution of a release of claims against us. If Mr. Bairstow does not execute a release of claims, in lieu of the severance payments and treatment of equity-based awards described above, he will receive a severance payment determined in accordance with our generally applicable policies relating to notice and severance, if any such policies exist at the time of termination.

Termination in Connection with Non-renewal of the Employment Agreement.  Either we or Mr. Bairstow can terminate the employment agreement, effective on or after the Bairstow Term Date, for any reason upon 90 days’ written notice. If such termination is by us, Mr. Bairstow will receive the Bairstow Accrued Obligations, and will also receive the following payments and benefits:

Annual Bonus.  Mr. Bairstow will receive a pro-rated bonus for the year of termination (based on the Bairstow Average Annual Bonus), at the time we normally pay bonuses.

Equity-Based Awards.  Mr. Bairstow’s Make Whole Stock Options, which will have vested as of the Term Date, will remain exercisable for a period of one year following the effective date of termination (but not beyond the term of such stock options).

Termination by Mr. Bairstow Other than due to Material Breach.  If Mr. Bairstow terminates his employment prior to the Bairstow Term Date other than due to our material breach of our obligations under his employment agreement, Mr. Bairstow will receive the Bairstow Accrued Obligations.

Disability.  In the event that Mr. Bairstow becomes disabled during the term of his employment agreement such that he is prevented from performing the material functions of his position for periods aggregating six months in any twelve month period, we have the right to terminate his employment (the effective date of such termination, the “Bairstow Disability Termination Date”), in which case he will receive the Bairstow Accrued Obligations and disability benefits equal to the following:

Salary and Bonus Continuation.  Mr. Bairstow will receive his base salary and an amount equal to the Bairstow Average Annual Bonus for a period equal to the longer of (i) the remainder of the term of employment and (ii) 12 months following the Bairstow Disability Termination Date (such period, the “Bairstow Disability Period”). Any such payments will be reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by us, and will cease upon the earlier of (A) Mr. Bairstow commencing substantially full-time employment and (B) Mr. Bairstow becoming ineligible for long-term disability benefits under our long-term disability plan or becoming eligible for partial benefits of less than 50% under such plan.

Group Benefits Continuation.  During the Bairstow Disability Period, Mr. Bairstow will continue to be eligible to participate in our health and welfare programs (other than disability programs).

Equity Awards.  The Bairstow Make Whole Awards that Mr. Bairstow holds as of the Bairstow Disability Termination Date will become immediately vested on the effective date of termination, any such RSUs will be settled within 60 days, and any such stock options will remain exercisable for a period of three years following such date (but not beyond the term of such stock options). Any other equity-based awards that Mr. Bairstow holds as of the Bairstow Disability Termination Date will be treated as determined by the Time Warner Compensation Committee or our Compensation Committee, as applicable.

Death.  In the event of Mr. Bairstow’s death, his estate or designated beneficiary will receive his base salary until the last day of the month in which his death occurs and a pro-rated bonus for the year in which his death occurs (which will be paid at the time bonuses are normally paid and will be calculated based on the Bairstow Average Annual Bonus).

Equity-Based Awards.  Mr. Bairstow’s Time Warner or Time Inc. equity-based awards, as applicable, will be treated in a manner consistent with the treatment described under “—Disability.”

Time Warner’s senior management believed that the treatment of Mr. Bairstow upon the various termination scenarios described above was appropriate to induce Mr. Bairstow to join us, particularly because of their belief that Mr. Bairstow’s unique skills would be valuable as we transition to a stand-alone publicly-traded company. In addition, because the Bairstow Make Whole Awards were awarded to replace compensation that Mr. Bairstow forfeited from his prior employer, Time Warner’s senior management determined that it was appropriate to provide Mr. Bairstow with the security that the vesting of those equity-based awards would accelerate upon termination without cause or due to death or disability.

Restrictive Covenants.  Mr. Bairstow’s employment agreement provides that he is subject to restrictive covenants that obligate him not to disclose any of Time Inc.’s, Time Warner’s or their respective subsidiaries’ and affiliates’ confidential matters at any time. During his term of employment (including during the notice period applicable in the case of non-renewal of the employment agreement), Mr. Bairstow is not permitted to compete with us by directly or indirectly rendering services to, or owning or acquiring certain interests in, any person or entity that engages, directly or indirectly, in any line of business that is substantially the same as any line of business that we engage in, conduct or, to Mr. Bairstow’s knowledge, have definitive plans to engage in or conduct. In addition, Mr. Bairstow is subject to the same competition restrictions that apply during his term of employment (i) for two years following the effective date of termination, if Mr. Bairstow’s employment is terminated (A) by us for cause or (B) prior to the Bairstow Term Date, by us without cause or by Mr. Bairstow due to our material breach of his employment agreement, or (ii) for one year following (A) the Bairstow Disability Termination Date, if Mr. Bairstow’s employment is terminated due to disability or (B) the effective date of termination, if Mr. Bairstow resigns prior to the Bairstow Term Date other than due to our material breach of his employment agreement. Finally, for two years following termination of his employment for any reason, Mr. Bairstow is not permitted to, directly or indirectly, solicit the employment of, employ, or cause any other person to take such actions with respect to any person who was our employee or an employee of our affiliates on, or within six months prior to, the effective date of termination.

Transaction Bonuses

In connection with the Spin-Off, we provided Ms. Lang and Messrs. Averill and Edelson the opportunity to earn special transaction bonuses of $2.5 million, $1.75 million and $1.75 million, respectively (the “Transaction Bonus”), to reward their anticipated contributions to the Spin-Off. Receipt of the Transaction Bonus was contingent on the individual remaining an active employee in good standing with us through the effective date of the Spin-Off and was to be paid on, or as soon as practicable after, the effective date of the Spin-Off. The Transaction Bonus would also be paid to the individual if his or her employment with us were terminated without cause or due to death or disability. The treatment of Ms. Lang’s Transaction Bonus in connection with her separation from service is described under “—Separation Agreement with Laura Lang.” Mr. Averill forfeited his opportunity to earn his Transaction Bonuses upon his move to Time Warner in September 2013. Mr. Edelson will receive his Transaction Bonus.

Separation Agreement with Laura Lang

In connection with Ms. Lang’s separation from service on November 2, 2013, we entered into a separation agreement and release of claims with her dated October 8, 2013, which was negotiated by Time Warner’s senior management and was reviewed and approved by the Time Warner Compensation Committee. The separation agreement generally follows the severance provisions in Ms. Lang’s employment agreement. Certain payments described below are subject to suspension of payment for six months following Ms. Lang’s separation from service under Section 409A of the Code.

Cash Bonus.  Ms. Lang’s pro-rated annual bonus for the period from January 1, 2013 through November 2, 2013 will be $2.339 million. The bonus payment will be made on our normal bonus payment date.

Cash Severance.  Ms. Lang will continue to receive her base salary on our normal payroll payment dates through November 2, 2015. In addition, Ms. Lang will receive a lump-sum payment for each calendar year or portion thereof (in which case the bonus will be pro-rated) from November 3, 2013 through November 2, 2015 equal to the average of her actual 2012 bonus and her target bonus (i.e., a payment of $1.8 million for a full year). The agreement provides that such annual bonus payments will be made on our normal bonus payment dates.

Equity-Based Awards.  The Time Warner stock options that Ms. Lang held on November 2, 2013 will continue to vest through November 2, 2015 or, if earlier, the date on which she commences full time employment (other than certain employment with a not-for-profit or government entity) or the date on which she elects to terminate this treatment (the “Lang Equity Cessation Date”), and Time Warner stock options that have not vested as of the Lang Equity Cessation Date but that would have vested through November 2, 2015 will vest as of the Lang Equity Cessation Date. All of Ms. Lang’s vested Time Warner stock options will remain exercisable for three years following the earlier of November 2, 2015 or the Lang Equity Cessation Date. The Lang Make Whole Equity Award vested on November 2, 2013. In addition, pursuant to the award agreement governing the other Time Warner RSUs that Ms. Lang held on November 2, 2013, the RSUs that would have vested before November 2, 2015 and a pro-rated portion of the RSUs that would have vested on the next vesting date following November 2, 2015 vested on November 2, 2013.

Time LTIP.  Ms. Lang will remain eligible for a pro-rated payment of any Time LTIP award for the 2012 through 2014 performance cycle in accordance with the terms of the plan. The terms of the Time LTIP are described under “—Long Term Incentives—Time LTIP.”

Certain Group Benefits Continuation.  Ms. Lang is eligible to participate in our health and welfare programs (other than disability programs) through November 2, 2015. In addition, following November 2, 2015, Ms. Lang is eligible (i) to purchase continuation coverage under our group health plan in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), and (ii) following eligibility for such COBRA coverage and at any time before becoming eligible to participate in the federal Medicare program, to make a one-time election to purchase coverage at the COBRA continuation rate on an after-tax basis under our health program, provided she is not eligible to participate in any other (A) group health plan or (B) individual health coverage (at any price) that is reasonably comparable to the health coverage we then offer to our employees.

Payment In Lieu of Transaction Bonus.  Ms. Lang will receive a payment of $2.5 million in lieu of the Transaction Bonus as soon as practicable, but not more than 60 days following the date the release of claims described below becomes irrevocable.

Other Post-Employment Benefits.  Ms. Lang will continue to receive cash payments through November 2, 2015 equal to two times the premium she would be required to pay under a GUL insurance program to obtain life insurance in an amount equal to $3 million. We or Time Warner will provide Ms. Lang with office space in the New York City metropolitan area and an administrative assistant, in each case without charge to her, through December 31, 2013. We will make career counseling and outplacement services available to Ms. Lang through May 2, 2014 at a cost of up to $30,000.

Release of Claims.  Receipt of the foregoing payments and benefits was conditioned on Ms. Lang’s execution and non-revocation of the release of claims against us.

Restrictive Covenants.  Ms. Lang is subject to restrictive covenants described under “—Potential Payments upon Termination of Employment or Change in Control—Restrictive Covenants.”

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2012

The following table presents information concerning total compensation paid to each of the NEOs for their services for the fiscal year ended December 31, 2012.2 For additional information regarding the components of the NEOs’ total compensation, see “—Compensation Discussion and Analysis.”

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compens- ation(5)	Change in Pension Value and Non- qualified Deferred Compensation Earnings(6)	All Other Compensa- tion(7)	Total
Laura Lang Chief Executive Officer	2012	$961,539	$3,000,000	$2,449,988	$438,175	$100,000	—	$659,362	$7,609,064
Howard M. Averill Executive Vice President & Chief Financial Officer	2012	$845,942	$332,392	$337,320	$255,600	$343,117	$16,970	$34,998	$2,166,339
Maurice F. Edelson General Counsel and Executive Vice President, Corporate Development	2012	$699,039	$267,750	$238,523	$180,726	$276,389	$109,040	$17,499	$1,788,966

(1)	The amounts set forth in the Salary column reflect the amounts earned by the NEOs in 2012. The salary amount for Ms. Lang reflects the portion of her $1 million base salary earned in 2012 after she joined us on January 9, 2012.
(2)	With respect to Ms. Lang, the amount set forth in the Bonus column reflects the portion of her 2012 annual bonus that was guaranteed pursuant to her employment agreement ($1.5 million) and the Lang Make Whole Bonus ($1.5 million). With respect to Messrs. Averill and Edelson, the amounts set forth in the Bonus column reflect the portion of the 2012 AIP payouts attributable to their individual performance.
(3)	The amounts set forth in the Stock Awards column represent the aggregate grant date fair value of Time Warner RSUs awarded to the applicable NEO in 2012, including the Lang Make Whole Equity Award for Ms. Lang. The grant date fair value of each RSU award was calculated in accordance with FASB ASC Topic 718 based on the assumption that the value of each RSU was equal to the closing sale price of one share of Time Warner common stock reported on the NYSE Composite Tape on the date of grant. The actual value, if any, realized by an NEO from an RSU award will depend on the performance of Time Warner common stock in the future.
(4)	The amounts set forth in the Option Awards column represent the aggregate grant date fair value of stock options awarded to the NEOs in 2012. The grant date fair value of the stock options awarded to the NEOs was calculated using the Black-Scholes option pricing model based on the following assumptions: an expected volatility of 31.1%, an expected term to exercise of 6.19 years from the date of grant, a risk-free interest rate of 1.2% and a dividend yield of 2.8%. The actual value, if any, realized by an NEO from a stock option award will depend on the extent to which the market value of Time Warner common stock exceeds the exercise price of the stock option on the date the stock option is exercised.
(5)	With respect to Ms. Lang, the amount reflects the portion of her 2012 annual incentive compensation that exceeded the amount that was guaranteed pursuant to her employment agreement. With respect to Messrs. Averill and Edelson, the amounts reflect the portion of the 2012 AIP payouts attributable to our financial and operating performance for 2012.
(6)	The amounts set forth in the Change in Pension Value and Non-qualified Deferred Compensation Earnings column represent the aggregate annual change in the actuarial present value of the accumulated pension benefits under the Pension Plan and the Excess Plan with respect to Messrs. Averill and Edelson.

2 As described in the CD&A, we have experienced significant management changes since January 1, 2012, including the departure during 2012 and early 2013 of several individuals who would be considered NEOs for 2012 based on the total compensation they received from us in 2012. These individuals will not be considered NEOs for 2013 and, accordingly, disclosure about their compensation will not be required in any amendments to this Information Statement, since all amendments will be filed after December 31, 2013. In light of these changes and the timing of this initial filing, we have not included information with respect to these former employees in the compensation tables. We will include the information for all individuals who are considered NEOs for 2013 in amendments to this Information Statement.

(7)	The amounts shown in the All Other Compensation column for 2012 include the following:

Name	Time Warner Savings Plan Matching Contributions(a)	Time Warner Supplemental Savings Plan Matching Deferrals(b)	Payment Based on Cost of Life Insurance Coverage(c)	Relocation Related Expenses(d)	Other Perquisites and Personal Benefits(e)	Total
Laura Lang	$6,729	$17,499	$18,864	$613,982	$2,288	$659,362
Howard M. Averill	$17,499	$17,499	—	—	—	$34,998
Maurice F. Edelson	$17,499	—	—	—	—	$17,499

(a)	Our matching contributions on the amount deferred by the applicable NEO in 2012 pursuant to the Time Warner Savings Plan.
(b)	Our matching deferrals on the amount deferred by Ms. Lang and Mr. Averill in 2012 pursuant to the Supplemental Savings Plan. Mr. Edelson did not participate in this plan for 2012.
(c)	Cash payments made to Ms. Lang pursuant to her employment agreement equal to two times the premiums she would be required to pay under a GUL insurance program to obtain a specified amount of life insurance coverage.
(d)	Represents reimbursement of $316,882 for expenses incurred by Ms. Lang in connection with her relocation and a payment to Ms. Lang of $297,100 to offset her income tax obligation corresponding to such reimbursement.
(e)	Consists of the aggregate incremental cost for the following items with respect to Ms. Lang: (i) payment of costs relating to the attendance of Ms. Lang’s guests at certain business functions, (ii) payment of limited commuting expenses and (iii) courtesy copies of certain DVDs produced and/or distributed by Time Warner’s Warner Bros. division.

GRANTS OF PLAN-BASED AWARDS DURING 2012

The following table presents information with respect to each award of plan-based compensation to each NEO in 2012.

Name	Grant Date	Approval Date(2)	Non-Equity Incentive Plan	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards(4)	Grant Date Fair Value of Stock and Option Awards(5)
				Target	Maximum
Laura Lang			2012 Bonus	$2,000,000	$3,000,000
			Time LTIP	$600,000	$1,200,000
	1/17/12	12/15/11				53,605			$2,000,003
	2/15/12	1/30/12				12,006			$449,985
	2/15/12	1/30/12					51,429	$37.48	$438,175
Howard M. Averill			2012 AIP	$738,649(6)	$1,107,974
			Time LTIP	$396,000	$792,000
	2/15/12	1/30/12				9,000			$337,320
	2/15/12	1/30/12					30,000	$37.48	$255,600
Maurice F. Edelson			2012 AIP	$595,000	$892,500
			Time LTIP	$280,000	$560,000
	2/15/12	2/8/12				6,364			$238,523
	2/15/12	2/8/12					21,212	$37.48	$180,726

(1)	The amounts shown in the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards column represent the target and maximum payouts for Ms. Lang under her 2012 bonus and the Time LTIP and each of Messrs. Averill and Edelson under the 2012 AIP and the Time LTIP. There are no threshold payout amounts under Ms. Lang’s 2012 bonus, the 2012 AIP and the Time LTIP. For a discussion of Ms. Lang’s 2012 bonus, the 2012 AIP and the Time LTIP, see “—Elements of 2012 Compensation for the NEOs and How They Were Determined—Annual Cash Incentive Compensation” and “—Long-Term Incentives” in the CD&A.
(2)	The Time Warner Compensation Committee approved the stock option and RSU awards for Ms. Lang (including the Lang Make Whole Equity Award) and for Mr. Averill. The Time Warner Management Option Committee approved the stock option award, and Time Warner’s Chairman & Chief Executive Officer approved the RSU award, for Mr. Edelson.
(3)	Reflects awards of RSUs.
(4)	The exercise price of awards of stock options was equal to the closing sale price of Time Warner common stock reported on the NYSE Composite Tape on the date of grant.
(5)	See footnotes (3) and (4) to the Summary Compensation Table for Fiscal Year 2012 for additional information regarding the determination of grant date fair value of RSUs and stock options.
(6)	Represents the weighted average of Mr. Averill’s original target bonus of $720,000 from January 1, 2012 to February 19, 2012 and his increased target bonus of $741,600 from February 20, 2012 to December 31, 2012. For a discussion of Mr. Averill’s target bonus, see “—Elements of 2012 Compensation for the NEOs and How They Were Determined—Annual Cash Incentive Compensation” in the CD&A.

Narrative to the Summary Compensation Table and Grants of Plan Based Awards Table

Employment Agreements with NEOs

Certain terms of the employment agreements with NEOs, as in effect on December 31, 2012, are described below. The descriptions below do not include a discussion of the termination provisions in the employment agreements and do not reflect changes since that date, including the separation agreement with Ms. Lang. For a description of the termination provisions in the employment agreements with Ms. Lang and Mr. Averill, see “—Potential Payments upon Termination of Employment or Change in Control.” For a description of the separation agreement with Ms. Lang, see “—Significant Actions Taken in 2013.”

Laura Lang.  The employment agreement’s term began on January 9, 2012 and would have expired on December 31, 2014. The employment agreement provided for a base salary of $1 million and a discretionary cash bonus with an annual target of 200% of base salary, in each case subject to discretionary increase. Under Ms. Lang’s employment agreement, she was entitled to a minimum cash bonus for 2012 of $1.5 million. Ms. Lang’s agreement also provided for discretionary annual long-term incentive compensation with an estimated target value of $1.5 million in a form determined by the Time Warner Compensation Committee. In connection with entering into her employment agreement and to replace compensation that she forfeited when she left her prior employer, Ms. Lang received the Lang Make Whole Equity Award and the Lang Make Whole Bonus. Ms. Lang would have been required to repay the Lang Make Whole Bonus plus interest if her employment had terminated prior to June 30, 2013 for any reason other than our “material breach” of our obligations under her employment agreement or her death or disability. In addition, Ms. Lang’s agreement provided for participation in our employee benefit and welfare plans to the extent she was eligible for such plans. Finally, Ms. Lang’s agreement provided that we would provide her with $50,000 of group life insurance coverage and make an annual cash payment to her equal to two times the premium she would be required to pay under a GUL insurance program to obtain $3 million of life insurance coverage.

Howard Averill.  The employment agreement’s term began on July 20, 2010 and was originally scheduled to expire on July 19, 2013, but was automatically extended for an additional day each day of the term so that it always had a remaining term of three years, unless earlier terminated by either Mr. Averill or us. The employment agreement provided for a base salary of $800,000, subject to discretionary increase. Mr. Averill’s base salary as of December 31, 2012 was $849,750. Mr. Averill’s employment agreement provided that (i) he was eligible to participate in our annual incentive cash bonus plans to the extent he was eligible under such plans, (ii) his participation in our long-term incentive plans would be comparable to other executives at his level and (iii) he would participate in our employee benefit and welfare plans to the extent he was eligible for such plans.

Maurice Edelson.  The employment agreement’s term began on July 21, 2010 and was originally scheduled to expire on July 20, 2013, but was automatically extended for an additional day each day of the term so that it always has a remaining term of three years, unless earlier terminated by either Mr. Edelson or us. The employment agreement provided for a base salary of $625,000, subject to discretionary increase. Mr. Edelson’s base salary as of December 31, 2012 was $700,000. Mr. Edelson’s employment agreement provided that (i) he was eligible to participate in our annual incentive cash bonus plans to the extent he was eligible under such plans, (ii) his participation in our long-term incentive plans would be comparable to other executives at his level and (iii) he would participate in our employee benefit and welfare plans to the extent he was eligible for such plans.

Material Terms of Bonus Plans

See “—Elements of 2012 Compensation for the NEOs and How They Were Determined—Annual Cash Incentive Compensation” in the CD&A for a discussion of Ms. Lang’s bonus for 2012 and the other NEOs’ bonuses under the 2012 AIP.

Material Terms of Long-Term Incentive Awards to NEOs

See “—Elements of 2012 Compensation for the NEOs and How They Were Determined—Long-Term Incentives” in the CD&A for a discussion of the Time LTIP and Time Warner equity-based awards granted to the NEOs in 2012.

Salary and Bonus as Percentage of Total Compensation

In 2012, the percentage of total compensation represented by salary and bonus for Ms. Lang and Messrs. Averill and Edelson was approximately 52%, 54% and 54%, respectively.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

All shares reflected below are shares of Time Warner common stock. The market value of the NEOs’ unvested RSUs was calculated using the New York Stock Exchange Composite Tape closing price of $47.83 per share of Time Warner common stock on December 31, 2012, the last trading day of 2012.

	Option Awards(1)					Stock Awards(2)
Name	Date of Grant	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Laura Lang						65,611	$3,138,174
	2/15/2012		51,429	$ 37.48	2/14/2022
Howard M. Averill						68,799	$3,290,656
	2/20/2009		9,929	$ 15.27	2/19/2019
	2/8/2010		15,180	$ 26.92	2/7/2020
	2/7/2011	8,250	24,750	$ 36.11	2/6/2021
	2/15/2012		30,000	$ 37.48	2/14/2022
Maurice F. Edelson						47,774	$2,285,030
	2/20/2009		7,220	$ 15.27	2/19/2019
	2/8/2010		11,056	$ 26.92	2/7/2020
	2/7/2011		15,750	$ 36.11	2/6/2021
	2/15/2012		21,212	$ 37.48	2/14/2022

(1)	This column presents the number of shares of Time Warner common stock represented by unvested stock options at December 31, 2012. The stock option awards become exercisable in installments of 25% on each of the first four anniversaries of the date of grant, assuming continued employment and subject to accelerated vesting upon the occurrence of certain events.
(2)	This column presents the number of shares of Time Warner common stock represented by unvested RSU awards at December 31, 2012. This column does not include the amount of any fractional shares for which a cash payment will be made upon vesting. The RSU awards vest in two equal installments on each of the third and fourth anniversaries of the date of grant, assuming continued employment and subject to accelerated vesting upon the occurrence of certain events.

The vesting dates for unvested RSUs are as follows:

Name	Number of Shares or Units of Stock That Have Not Vested	Date of Award	Vesting Dates
Laura Lang	53,605	1/17/2012	1/17/2015 and 1/17/2016
	12,006	2/15/2012	2/15/2015 and 2/15/2016
Howard M. Averill	15,447	2/20/2009	2/20/2013
	21,252	2/8/2010	2/8/2013 and 2/8/2014
	23,100	2/7/2011	2/7/2014 and 2/7/2015
	9,000	2/15/2012	2/15/2015 and 2/15/2016
Maurice F. Edelson	11,233	2/20/2009	2/20/2013
	15,477	2/8/2010	2/8/2013 and 2/8/2014
	14,700	2/7/2011	2/7/2014 and 2/7/2015
	6,364	2/15/2012	2/15/2015 and 2/15/2016

OPTION EXERCISES AND STOCK VESTED DURING 2012

The following table sets forth information regarding the NEOs’ exercises of stock options and the vesting of their RSUs during 2012, including: (i) the number of shares of Time Warner common stock underlying stock options exercised in 2012, (ii) the aggregate dollar value realized upon exercise of such options, (iii) the number of shares of Time Warner common stock received from the vesting of RSUs during 2012 and (iv) the aggregate dollar value realized upon the vesting of such RSUs. Ms. Lang is omitted from the table because she had no Time Warner stock options that had vested and could be exercised, and none of her RSUs vested during 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting(2)	Value Realized on Vesting(3)
Howard M. Averill	95,516	$ 1,248,780	19,393	$ 726,733
Maurice F. Edelson	64,415	$ 496,644	13,787	$ 516,934

(1)	The value realized upon exercise was calculated based on the difference between the exercise price of the stock options and the same-day sale prices of the underlying shares of Time Warner common stock that were sold following exercise.
(2)	The RSUs that vested in 2012 reflect the vesting of (i) the second 50% installment of RSUs awarded to Messrs. Averill and Edelson on March 2, 2008 and (ii) the first 50% installment of RSUs awarded to Messrs. Averill and Edelson on February 20, 2009. The aggregate number of shares received from the vesting of RSUs, net of shares withheld for the payment of taxes, was: 12,004 shares for Mr. Averill and 7,974 shares for Mr. Edelson.
(3)	The value realized from the vesting of the RSU awards was calculated based on the closing sale price of Time Warner common stock reported on the NYSE Composite Tape on the applicable vesting date. With respect to the RSUs that vested on February 20, 2012, which was a non-trading day, the value realized was calculated based on the closing price on the trading day immediately prior to the vesting date.

PENSION BENEFITS FOR FISCAL YEAR 2012

Pension Plans

Time Warner Pension Plan

Our eligible employees (including Messrs. Averill and Edelson) are participants in the Pension Plan, which has been amended at various times. Because Ms. Lang joined us after the Pension Plan was closed to new hires, Ms. Lang does not participate in the Pension Plan. The benefits payable to Messrs. Averill and Edelson will be determined in accordance with the provisions of the Pension Plan as amended in 2008.

Effective after June 30, 2010, the accrual of benefit service under the Pension Plan was frozen, so that a participant’s benefit under the Pension Plan will not increase due to additional service after that date. The Pension Plan became closed to new hires and employees who were not participants of the Pension Plan at June 30, 2010. Further, effective after December 31, 2013, “average annual compensation” under the Pension Plan will be frozen, so that a participant’s benefit will not grow due to any future pay increases after that date. Accordingly, a participant will not be able to earn any additional benefits under the Pension Plan after December 31, 2013.

Average Annual Compensation.  “Average annual compensation” is defined as the highest average annual compensation for any five consecutive full calendar years of employment, which includes regular salary, overtime and shift differential payments and non-deferred bonuses paid according to a regular program.

Normal Retirement and Vesting.  Amounts accrued are payable generally at 65 years of age with five years of service. Eligible employees become vested in all benefits under the Pension Plan on the earlier of five years of service or certain other events. Upon separation from service, each of Messrs. Averill and Edelson will receive the greater of (i) the benefit calculated by applying the formula under the Pension Plan as amended in 2000 to the participant’s benefit service through June 30, 2008 and the formula as amended in 2008 after that date and (ii) the benefit calculated by applying the formula as amended in 2008 to the participant’s entire benefit service.

•	The benefit formula under the Pension Plan as amended in 2000 is expressed as a lifetime monthly annuity equal to the sum of (i) 1.25% of the participant’s “average annual compensation” up to the participant’s applicable average Social Security wage base and (ii) 1.67% of the participant’s “average annual compensation” above such average Social Security wage base, multiplied by years of benefit service up to 30 years, and divided by 12.

•	The benefit formula under the Pension Plan as amended in 2008 is expressed as a fixed lump sum amount equal to the sum of (i) 10% of the participant’s “average annual compensation” up to the participant’s applicable average Social Security wage base and (ii) 13% of the participant’s “average annual compensation” above such average Social Security wage base, multiplied by the participant’s years of benefit service up to 30 years.

Certain participants, including Mr. Edelson, are eligible to receive a transition enhancement to the above formula based on their age and/or period of service with Time Warner and its affiliates. Because the sum of Mr. Edelson’s age and years of service with Time Warner and its affiliates equaled 50 or more as of July 1, 2008, he would receive an amount equal to (i) 12% of his “average annual compensation” up to his average Social Security wage base and (ii) 15% of his average annual compensation above such average Social Security wage base, multiplied by his years of benefit service up to 30 years.

Early Retirement.  Under the Pension Plan, participants may generally elect early retirement and receive a reduced pension at 55 years of age or a full pension at 62 years of age, in each case with at least 10 years of service. As of December 31, 2012, Messrs. Averill and Edelson were not eligible to elect early retirement under the Pension Plan.

Form of Benefit Payment.  A participant may elect the form of benefit payment at the time of retirement. The benefits under the Pension Plan are generally payable as (i) a single life annuity (based on the formulas as described above), (ii) a 50%, 75% or 100% joint and survivor annuity (based on the single life annuity amount but reduced to take into account the ages of the participant and the beneficiary at the time the annuity payments begin and the percentage of the monthly benefit that the beneficiary would receive), (iii) a life annuity that is guaranteed for five, 10 or 20 years (based on the single life annuity amount but actuarially adjusted to take into account the applicable guaranteed payment period) or (iv) a lump sum, provided that spousal consent is required with respect to the election of payment forms under (i), (iii) and (iv).

Time Warner Excess Benefit Pension Plan

The Excess Plan provides for payments by Time Warner of additional pension benefits to our eligible employees in excess of the federal limitations on the amount of compensation eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the Pension Plan. The formula used to calculate the participant’s benefit under the Pension Plan described above applies to the Excess Plan, except that the participant’s benefit under the Excess Plan is based on the benefit that the participant would have received under the Pension Plan if the participant’s eligible compensation (including any deferred bonuses) were limited to $250,000 in 1994 (increased 5% per year thereafter to a maximum of $350,000) and the payment restrictions under the Pension Plan did not apply.

Similar to the Pension Plan, the accrual of benefit service under the Excess Plan was frozen effective June 30, 2010, so that a participant’s benefit under the Excess Plan will not increase due to additional years of service, and “average annual compensation” under the Excess Plan will also be frozen effective December 31, 2013, so that a participant’s benefit will not grow due to any future pay increases after that date. Each of Messrs. Averill and Edelson participates in the Excess Plan.

The pension benefits of each of Messrs. Averill and Edelson under the Excess Plan will be determined based on amounts that he would have received under the Pension Plan as amended in 2008 if his eligible compensation were limited (as described above) and there were no payment restrictions.

Form of Benefit Payments.  The benefits under the Excess Plan are payable only as a lump sum, unless the participant elected to receive monthly installments over 10 years by the applicable deadline. Effective May 1,

2008, any distribution from the Excess Plan will be paid or will commence generally on the first day of the month following six calendar months after the participant separates from service, subject to the requirements of Section 409A of the Code.

Pension Benefits Table

Set forth in the table below is each of Messrs. Averill’s and Edelson’s years of credited service and the present value of his accumulated benefit under each of the pension plans pursuant to which he would be entitled to a retirement benefit, in each case, computed as of December 31, 2012, which is the same pension plan measurement date used for financial statement reporting purposes with respect to Time Warner’s audited financial statements for the year ended December 31, 2012.

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefit(2)	Payments During 2012
Howard M. Averill	Pension Plan	3.08	$56,420	—
	Excess Plan	3.08	$30,450	—
Maurice F. Edelson	Pension Plan	12.25	$325,520	—
	Excess Plan	12.25	$203,990	—

(1)	Effective June 30, 2010, the accrual of benefit service under the Pension Plan and the Excess Plan was frozen so that a participant’s benefit under the plans will no longer increase due to additional service after such date.
(2)	The amounts under this column were calculated based on the terms of the Pension Plan and the Excess Plan in effect on December 31, 2012, including provisions under the Pension Plan that determine the earliest retirement age at which unreduced benefits are payable: (i) age 65 for Mr. Averill and (ii) age 62 for Mr. Edelson because he has at least 10 years of service. The present values reflect the assumptions that (A) the benefits will be payable at the earliest retirement age at which unreduced benefits are payable, (B) the benefits are payable as a lump sum, (C) the maximum annual covered compensation is $350,000 and (D) no joint and survivor annuity will be payable (which would, on an actuarial basis, reduce benefits to the employee but provide benefits to a surviving beneficiary). The present values of accumulated benefits under the Pension Plan and the Excess Plan were calculated using a 4.02% discount rate, 4.02% lump sum rate and the RP-2000 Mortality Table.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2012

Deferred Compensation Plans

Time Warner Supplemental Savings Plan

In 2010, Time Warner adopted the Supplemental Savings Plan, which is a non-qualified deferred compensation plan that is generally available to U.S. salaried employees of Time Warner and its affiliates (including each of the NEOs) whose eligible compensation exceeds the compensation limit established by the IRS for tax-qualified defined contribution plans. Commencing in 2011, eligible employees were permitted to defer receipt of their “eligible compensation” (consisting of base salary, bonus, commissions and overtime, if any), except that participants could not defer any bonus received in 2011 for 2010 service. The plan provides for a match of up to the first 6% of deferred eligible compensation between the compensation limit for tax-qualified plans ($250,000 in 2012) and $500,000. The matching formula provides 133 1/3% on the first 3% of amounts deferred and 100% on the next 3% of amounts deferred for a maximum match of 7%. Participants may defer eligible compensation above $500,000, but there is no match on these deferrals. We may also make discretionary awards under the Supplemental Savings Plan. Ms. Lang and Mr. Averill participated in the Supplemental Savings Plan for 2012.

Participants are 100% vested in the match after two years of service (with prior service counting toward vesting), subject to acceleration following certain events such as death, disability, the attainment of age 65 or a change in control of Time Inc., in each case while employed by us. Participants are able to select among “investment crediting options” that track the same third-party investment vehicles (other than a self-directed brokerage account and a company stock fund) offered under the Time Warner Savings Plan, which is Time Warner’s tax-qualified defined contribution plan in which our employees participate. Participants may change their investment crediting options at any time for future deferrals and generally once during each calendar month for any existing balance in the Supplemental Savings Plan. Participants may elect to receive their vested Supplemental Savings Plan account balances in the form of a lump sum or in 120 monthly installments, except that account balances of $100,000 or less will be paid in a lump sum. In the event of the death of a participant, a lump sum payment will be made to the participant’s named beneficiary or estate.

Time Warner Inc. Deferred Compensation Plan

The Time Warner Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”) generally permitted our employees whose annual cash compensation exceeded certain dollar thresholds to defer receipt of all or a portion of their annual bonus until a specified future date. As a result of Time Warner’s adoption of the Supplemental Savings Plan in 2010, compensation earned after December 31, 2010 is not eligible for deferral under the Deferred Compensation Plan. For compensation that has been deferred, participants may change their investment crediting options, which track the same third-party investment vehicles (other than a self-directed brokerage account) offered under the Time Warner Savings Plan, generally once during each calendar quarter. Participants elect to receive either (i) an “in-service distribution” in the form of a lump sum during a specified calendar year that is at least three years from the year the deferred compensation would have been payable or (ii) a “termination distribution” (subject to the restrictions of Section 409A of the Code), in the form of a lump sum or two to 10 annual installments commencing in the year following the participant’s termination of employment. In the event of the death of a participant, a lump sum payment will be made to the participant’s named beneficiary or estate. Mr. Averill is the only NEO who participates in the Deferred Compensation Plan.

Name	Deferred Compensation Arrangement	Executive Contributions in 2012(1)	Registrant Contributions in 2012(2)	Aggregate Earnings (Loss) in 2012(3)	Aggregate Withdrawals/ Distributions		Aggregate Balance at December 31, 2012
Laura Lang	Supplemental Savings Plan	$15,000	$17,499	$1,893	—		$34,392
	Supplemental
Howard M. Averill	Savings Plan	$15,000	$17,499	$5,152	$(493)	(4)	$52,551
	Deferred Compensation Plan	—	—	$231,692	$(440,922)		$1,386,949

(1)	These amounts represent compensation deferred by the NEOs and are reported as salary, bonus and/or non-equity incentive plan compensation for 2012 in the Summary Compensation Table for Fiscal Year 2012.
(2)	These amounts represent our match and are reported as “All Other Compensation” for 2012 in the Summary Compensation Table for Fiscal Year 2012.
(3)	None of the amounts is required to be reported as compensation in the Summary Compensation Table for Fiscal Year 2012 because there were no above-market earnings on the deferred compensation.
(4)	This amount reflects deductions from Mr. Averill’s account balance to satisfy employment tax withholding liabilities resulting from our match.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following summaries and tables describe and quantify the estimated dollar value of potential additional payments and other benefits that would have been provided to Ms. Lang or Mr. Averill (or, in the case of death, to their respective estates or beneficiaries) under their respective employment agreements and equity agreements and our compensation plans following (i) a termination of their employment in various circumstances, (ii) a change in control of Time Warner or (iii) a change in control or spin-off of Time Inc., in each case, assumed to have occurred on December 31, 2012.

Notwithstanding that Ms. Lang separated from service with us on November 2, 2013, and that Mr. Averill moved to Time Warner in September 2013, we are required under the relevant disclosure rules to describe their entitlements under the various hypothetical termination scenarios described below. Ms. Lang’s separation agreement with us is described under “—Significant Actions Taken in 2013” in the CD&A. We are not required under the relevant disclosure rules to describe Mr. Edelson’s entitlements under the various hypothetical termination scenarios described below, but rather to describe his actual treatment in connection with his separation from service with us. The treatment of Mr. Averill’s and Mr. Edelson’s Transaction Bonus is described under “—Significant Actions Taken in 2013—Transaction Bonuses” in the CD&A and the treatment of Mr. Averill’s and Mr. Edelson’s Time LTIP award is described under “—Elements of 2012 Compensation for the NEOs and How They Were Determined—Long Term Incentives—Time LTIP” in the CD&A.

The calculations exclude payments and benefits to the extent they do not discriminate in scope, terms or operation in favor of Ms. Lang and Mr. Averill and are available generally to all U.S. salaried employees, including any (i) accrued vacation pay, (ii) balances under the Time Warner Savings Plan and (iii) medical and other group insurance coverage following disability. The calculations also exclude amounts to the extent they were earned but unpaid as of December 31, 2012, including (A) Mr. Averill’s accrued benefits under the Pension Plan and Excess Plan, which are provided in the Pension Benefits for Fiscal Year 2012 table, (B) Ms. Lang’s and Mr. Averill’s balances under the Supplemental Savings Plan and Deferred Compensation Plan, as applicable, which are provided in the Non-Qualified Deferred Compensation For Fiscal Year 2012 table, and (C) Ms. Lang’s and Mr. Averill’s annual bonus for 2012.

Certain payments are subject to suspension of payment for six months following separation from service if required under Section 409A of the Code. In addition, receipt of the severance payments and benefits described below upon a termination without cause or due to our “material breach” of our obligations under Ms. Lang’s or Mr. Averill’s employment agreement is conditioned on him or her executing and not revoking a release of claims against us. If Ms. Lang or Mr. Averill does not execute, or revokes, a release of claims, he or she will not receive the severance described below.

Termination for Cause

If the employment of Ms. Lang or Mr. Averill had been terminated by us for cause, then he or she would have (i) received his or her base salary through the effective date of termination, (ii) received his or her bonus for any year prior to the year of termination that had been earned but not yet been paid as of the date of termination and (iii) retained any rights pursuant to any insurance or other benefit plans (the “Lang Accrued Obligations” or the “Averill Accrued Obligations”). Ms. Lang and Mr. Averill would not have received any additional payments or other benefits under their respective employment agreements or otherwise, and, thus, this termination scenario is not included in the table below. “Cause” is generally defined in the employment agreements of Ms. Lang and Mr. Averill as his or her (A) conviction of, or no contest or guilty plea to, a felony (in the case of Ms. Lang, other than (1) a moving violation or (2) a felony for which Ms. Lang is vicariously liable as a result of her position with us if she (x) was not aware of the underlying acts or upon becoming aware of such facts acted reasonably and in good faith to prevent such acts or (y) reasonably believed that no law was violated by such acts after consulting with our counsel), (B) willful failure or refusal to satisfactorily perform his or her duties and responsibilities for us other than as a result of a physical or mental impairment which is subject to cure within 30 days of notice of such failure, (C) misappropriation, embezzlement or reckless or willful destruction of our property (which, in the case of Ms. Lang, is willful and has a significant adverse financial effect on us or a significant adverse effect on our reputation), (D) breach of any duty of loyalty to us (which, in the case of Ms. Lang, is willful and has a significant adverse financial effect on us or a significant adverse effect on our reputation), (E) violation of any applicable restrictive covenant agreement to which he or she is subject (which, in the case of Ms. Lang, is material and willful) or (F) in the case of Mr. Averill, intentional and improper conduct materially prejudicial to our business.

Termination without Cause

Employment Agreement and Equity-Based Award Agreements with Ms. Lang.  In the event of a termination without cause (the definition of which is described under “—Termination for Cause”), Ms. Lang would have received the Lang Accrued Obligations, and would also have received the following additional payments and benefits:

Annual Bonus.  Pursuant to the terms of her employment agreement, in the event that the employment of Ms. Lang had been terminated on December 31, 2012, she would have already earned a bonus for the year of termination, and would have received it no later than March 15th of the following year.

Cash Severance.  Ms. Lang would have received her base salary on our normal payroll payment dates through the date that is twenty-four months following the effective date of her termination (the “Lang Severance Term Date”). In addition, Ms. Lang would have received a lump-sum payment for each calendar year through the Lang Severance Term Date equal to the average of the highest two regular annual bonuses she received in the last three-year period (the “Lang Average Annual Bonus”), which, because she had not yet received a bonus as of December 31, 2012, would have equaled her target bonus for 2012. For each year, she would have received it no later than March 15th of the following year.

Equity-Based Awards.  The Time Warner stock options that Ms. Lang held upon her termination would have continued to vest through the Lang Severance Term Date or, if earlier, the Lang Equity Cessation Date, and Time Warner stock options that would not have vested as of the Lang Equity Cessation Date but that would have vested through the Lang Severance Term Date would have vested as of the Lang Equity Cessation Date. All of Ms. Lang’s vested Time Warner stock options would have remained exercisable for three years following the earlier of the Lang Severance Term Date or the Lang Equity Cessation Date (but not beyond the term of such stock options). With respect to the Lang Make Whole Equity Award, Ms. Lang’s employment agreement and the award agreement governing the award provide that it would have immediately vested at the effective date of a termination without cause. With respect to the other Time Warner RSUs that Ms. Lang held at the time of the termination, the RSUs that would have vested before the Lang Severance Term Date and a pro-rated portion of the RSUs that would have vested on the vesting date following the Lang Severance Term Date would have become immediately vested as of the effective date of her termination. The shares of Time Warner common stock to settle these awards would have been paid no later than 60 days after the effective date of termination.

Certain Group Benefits Continuation.  Ms. Lang would have been eligible to participate in our health and welfare programs (other than disability programs) through the Lang Severance Term Date.

Life Insurance.  Ms. Lang would have continued to receive cash payments through the Lang Severance Term Date equal each year to two times the premium she would have been required to pay under a GUL insurance program to obtain life insurance in an amount equal to $3 million of coverage.

Employment Agreements and Equity-Based Award Agreements with Mr. Averill.  In the event of a termination without cause (the definition of which is discussed under “—Termination for Cause”), Mr. Averill would have received the Averill Accrued Obligations, and would also have received the following additional payments and benefits:

Cash Severance.  Mr. Averill would have received (i) his base salary and (ii) an amount equal to the average of the highest two regular annual bonuses he received in the last five-year period (the “Averill Average Annual Bonus”) on a bi-weekly basis through the date that is twenty-four months following the effective date of his termination (the “Averill Severance Term Date”).

Equity-Based Awards.  The Time Warner stock options that Mr. Averill held upon his termination would have continued to vest through the Averill Severance Term Date or, if earlier, the date on which he commenced full time employment or the date on which he elected to terminate this treatment (the “Averill Equity Cessation Date”). Mr. Averill’s vested Time Warner stock options would have remained exercisable for one year following the earlier of the Averill Severance Term Date or the Averill Equity Cessation Date (but not beyond the term of such stock options). With respect to the Time Warner RSUs that Mr. Averill held upon his termination, (i) in the case of RSUs awarded on or prior to January 30, 2012, the RSUs would have continued to vest through the Averill Severance Term Date or, if earlier, the Averill Equity Cessation Date, and, on such date, a pro-rated portion of the number of RSUs that were scheduled to vest on the next vesting date would have become immediately vested, and, in each case, the RSUs would have been settled in shares of Time Warner stock on the originally scheduled vesting date and (ii) in the case of RSUs awarded in February 2012, the RSUs that would have vested through the Averill Severance Term Date and a pro-rated portion of the number of RSUs that would have vested on the next vesting date would have become immediately vested as of the date of his termination, and would have been settled in shares of Time Warner stock no later than 60 days following the date of his termination.

Certain Group Benefits Continuation.  Mr. Averill would have been eligible to participate in our health and life insurance plans through the Averill Severance Term Date.

2012 AIP.  Pursuant to the terms of the 2012 AIP, in the event that the employment of Mr. Averill had been terminated on December 31, 2012, he would have already earned a bonus for the year of termination, and would have received it no later than March 15th of the following year.

Time LTIP.  In the event that the employment of Ms. Lang or Mr. Averill had been terminated due to job elimination, he or she would have been entitled to a pro-rated payment of any earned Time LTIP award based on our actual performance as determined at the end of the performance cycle. In the event of other types of involuntary termination of employment, each of Ms. Lang and Mr. Averill would have been entitled to a pro-rated payment of any earned Time LTIP award in our sole discretion based on our actual performance as determined at the end of the performance cycle. Any payments would have been made at the end of the performance cycle at the same time payments were made to other participants in the plan.

Termination for Material Breach

In the event the employment Ms. Lang or Mr. Averill had been terminated due to our “material breach” of our obligations under his or her employment agreement (which in the case of Ms. Lang specifically included, but was not limited to, (i) our violation of her rights under her employment agreement with respect to authority, reporting lines, duties, powers or place of employment or (ii) our failure to cause any successor to substantially all of our business and assets to assume our obligations to her under her employment agreement), he or she would have received the same benefits as those described under “—Termination without Cause.”

Change in Control of Time Warner

Employment Agreements.  The employment agreements with Ms. Lang and Mr. Averill did not provide for any additional benefits as a result of a change in control of Time Warner.

Equity-Based Award Agreements.  The agreements that govern Time Warner stock options and RSUs generally provide for vesting following a change in control of Time Warner upon the earliest of (i) the first anniversary of the change in control, (ii) the original vesting date with respect to each portion of the award and (iii) the termination of the participant’s employment without cause or by the participant for good reason. “Cause” is generally defined as (A) continued failure of an employee substantially to perform his or her duties for a period of 10 days following written notice by Time Warner or any of its affiliates, (B) dishonesty in the performance of the employee’s duties, (C) the employee’s conviction of, or plea of nolo contendere to, a crime constituting a felony or a misdemeanor involving moral turpitude, (D) the employee’s insubordination, willful malfeasance or willful misconduct in connection with his or her duties or any act or omission that is injurious to the financial condition or business reputation of Time Warner or its affiliates or (E) the employee’s breach of any restrictive covenants to which he or she is subject. “Good reason” is generally defined as (1) failure of Time Warner to pay or cause to be paid the employee’s base salary or annual bonus when due or (2) any substantial and sustained diminution in the employee’s authority or responsibilities materially inconsistent with the employee’s position, provided that good reason ceases to exist on the 60th day following the later of its occurrence or the employee’s knowledge of its occurrence, unless the employee has given us written notice of his or her termination for good reason prior to such date.

With respect to RSUs, the agreements that govern these awards provide that if the delivery of shares to the employee constitutes a “parachute payment” under Section 280G of the Code and would exceed the safe harbor amount under Section 280G of the Code, then the amounts constituting “parachute payments” would either be reduced to equal the safe harbor amount or provided to the employee in full, whichever would result in receipt by the employee of a greater amount on a net after-tax basis.

Change in Control or Spin-Off of Time Inc.

Time LTIP.  If Time Warner had ceased to own 50% or more of Time Inc., which will be the case after the Spin-Off, participants in the Time LTIP would have been entitled to accelerated payment of their awards, if any were earned. Payouts would have been determined based on the goals that were established for the 2012 through 2014 performance period and our actual ADPTI for any completed fiscal years and our forecasted ADPTI for any fiscal years that had not been completed (as reflected in the forecasts in the long-range plan for Time Inc. when the goals were originally approved).

Equity-Based Award Agreements.  The agreements that govern the stock option and RSU awards do not provide for accelerated vesting upon a change in control of a Time Warner division. In connection with the Spin-Off, Time Warner stock options and RSUs held by our employees would have been treated as provided in the equity compensation plan under which such stock options and RSUs were awarded and the award agreements governing such awards, which would generally have resulted in forfeiture of unvested stock options and pro-rated vesting of the RSUs that were scheduled to vest on the next vesting date and forfeiture of the remainder unless such employees were retirement eligible under such equity compensation plan or award agreements, in which case more favorable vesting conditions would have applied.

Retirement

Ms. Lang and Mr. Averill were not retirement eligible as of December 31, 2012.

Disability

Employment Agreement with Ms. Lang.  Ms. Lang’s employment agreement provided that she would be considered disabled if she were prevented from working due to physical or mental impairment for six months (or shorter periods aggregating to six months during a twelve month period) (the date on which Ms. Lang reaches such threshold, the “Lang Disability Date”). Ms. Lang would have continued to receive her base salary through the Lang Disability Date and, assuming the Lang Disability Date occurred on December 31, 2012, she would have already earned her annual bonus for the year in which the Lang Disability Date occurred, and would have received it no later than March 15th of the following year. Thereafter, Ms. Lang would have remained on our payroll, and we would have paid disability benefits equal to the following:

Salary and Bonus Continuation.  Ms. Lang would have been paid 75% of her base salary in effect on the Lang Disability Date and 75% of the Lang Average Annual Bonus while disabled through the later of (i) the date her employment agreement expired and (ii) the date that is twelve months following the Lang Disability Date. Any such payments would have been reduced by amounts Ms. Lang received from workers’ compensation, Social Security and disability insurance policies maintained by us.

Certain Group Benefits Continuation.  During the disability period described above, Ms. Lang would also have continued to be eligible to participate in our health and welfare programs (other than disability programs).

Life Insurance.  Ms. Lang would have continued to receive cash payments during the disability period described above equal each year to two times the premium she would have been required to pay under a GUL insurance program to obtain life insurance in an amount equal to $3 million of coverage.

Employment Agreement with Mr. Averill.  In the event that Mr. Averill became disabled during the term of his employment agreement, such that he was prevented from performing the material functions of his position for periods aggregating six months in any twelve month period, we would have had the right to terminate his employment and he would have received the Averill Accrued Obligations, and we would also have paid disability benefits equal to the following:

Salary and Bonus Continuation.  Mr. Averill would have continued to receive his base salary and an amount equal to the Averill Average Annual Bonus for a period ending on the earlier of (i) the date that is 24 months following such termination or (ii) the date on which he commenced full-time employment or became ineligible for long-term disability benefits under our long-term disability plan or became eligible for partial benefits of less than 50% under such plan. Any such payments would have been reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by us.

2012 AIP.  Pursuant to the terms of the 2012 AIP, in the event that the employment of Mr. Averill had been terminated due to disability on December 31, 2012, he would have already earned a bonus for the year of termination, and would have received it no later than March 15th of the following year.

Time LTIP.  Each of Ms. Lang and Mr. Averill would have been entitled to a pro-rated Time LTIP payout based on our actual performance as determined at the end of the performance cycle. Any payments would have been made to Ms. Lang and Mr. Averill at the end of the performance cycle at the same time as payments are made to other participants in the plan.

Equity-Based Award Agreements.  Under the terms of the agreements governing Time Warner stock options and RSUs, stock options and RSUs held by each of Ms. Lang and Mr. Averill would have vested upon his or her disability (as defined in his or her employment agreement). Stock options would have remained exercisable for three years following the date of termination due to disability (but not beyond the term of such stock options).

Death

Employment Agreement with Ms. Lang.  In the event of Ms. Lang’s death, her estate or designated beneficiary would have received her base salary until the last day of the month in which her death occurred and, assuming her death occurred on December 31, 2012, she would have already earned her annual bonus for the year in which her death occurred, and her estate or designated beneficiary would have received it no later than March 15th of the following year.

Employment Agreement with Mr. Averill.  In the event of Mr. Averill’s death, his estate would have received the Averill Accrued Obligations.

2012 AIP.  Pursuant to the terms of the 2012 AIP, in the event that the employment of Mr. Averill had been terminated due to death on December 31, 2012, he would have already earned a bonus for the year of termination, and would have received it no later than March 15th of the following year.

Time LTIP.  In the event of Ms. Lang’s or Mr. Averill’s death on December 31, 2012, his or her estate would have been entitled to a pro-rated Time LTIP award. Payouts would have been determined based on the goals that were established for the 2012 through 2014 performance period and our actual ADPTI for any completed fiscal years and our forecasted ADPTI for any fiscal years that had not been completed (as reflected in the forecasts in the long-range plan for Time Inc. when the goals were originally approved). Payment would have been made as soon as practicable following death.

Equity-Based Award Agreements.  Under the terms of the agreements governing awards of Time Warner stock options and RSUs, stock options and RSUs held by each of Ms. Lang and Mr. Averill would have vested upon his or her death. Stock options would have remained exercisable for three years following the date of death (but not beyond the term of such stock options).

TERMINATION WITHOUT CAUSE OR CHANGE IN CONTROL OR DUE TO DEATH OR DISABILITY

Name	Base Salary Continuation(1)	Bonus Continuation(2)	Group Benefits Continuation(3)	Equity Awards: Stock Options and RSUs	Time LTIP(4)	Other Benefits
Laura Lang
Termination without Cause	$2,000,000	$4,000,000	$22,020	$3,105,185	$206,200	$32,904	(5)
Change in Control of Time Warner	—	—	—	$3,670,464	—	—
Change in Control of Time Warner and Termination without Cause	$2,000,000	$4,000,000	$22,020	$3,670,464	$206,200	$32,904	(5)
Change in Control or Spin-Off of Time Inc.	—	—	—	$2,647,964	$618,600	—
Death	—	—	—	$3,670,464	$206,200	—
Disability	$1,500,000	$3,000,000	—	$3,670,464	$206,200	$32,904	(5)
Howard M. Averill
Termination without Cause	$1,699,500	$1,920,631	$24,740	$3,998,270	$136,092	—
Change in Control of Time Warner	—	—	—	$4,531,928	—	—
Change in Control of Time Warner and Termination without Cause	$1,699,500	$1,920,631	$24,740	$4,531,928	$136,092	—
Change in Control or Spin-Off of Time Inc.	—	—	—	$1,538,548	$408,276	—
Death	—	—	—	$4,531,928	$136,092	—
Disability	$1,699,500	$1,920,631	—	$4,531,928	$136,092	—

(1)	Reflects the payment by us of (i) 100% of Ms. Lang’s and Mr. Averill’s base salary in effect immediately prior to the termination of employment during his or her severance period (two years), (ii) in the case of Ms. Lang, 75% of such base salary during her disability period (through December 31, 2014) and (iii) in the case of Mr. Averill, 100% of such base salary during his disability period (two years). The amounts shown for disability do not reflect any reductions for other sources of disability payments received by Ms. Lang or Mr. Averill.
(2)	Reflects the payment by us of (i) 100% of the Lang Average Annual Bonus or Averill Average Annual Bonus, as applicable, during his or her severance period, (ii) in the case of Ms. Lang, 75% of the Lang Average Annual Bonus during her disability period and (iii) in the case of Mr. Averill, 100% of the Averill Average Annual Bonus during his disability period.
(3)	Reflects the cost to us of Ms. Lang’s and Mr. Averill’s continued participation in our group benefit plans (consisting of medical and dental insurance coverage, $50,000 of basic life insurance coverage, and accidental death and dismemberment insurance coverage) during his or her severance period. The table excludes the cost of providing these group benefits to Ms. Lang and Mr. Averill during their respective disability periods, because these benefits are available generally to all of our salaried employees during a disability period under our benefit programs.
(4)	Payments upon termination without cause or due to death or disability calculated based on actual ADPTI for 2012 and forecasted ADPTI for 2013 and 2014 (as reflected in the forecasts in the long-range plan for Time Inc. when the goals were originally approved). Because payments in those termination scenarios are based on our actual performance as determined at the end of the performance cycle, the actual payments would have depended on our future performance.
(5)	Reflects cash payments to Ms. Lang pursuant to her employment agreement equal to two times the premiums she would have been required to pay under a GUL insurance program to obtain a specified amount of life insurance coverage.

Restrictive Covenants

Employment Agreement with Ms. Lang.  Ms. Lang’s employment agreement provides that she may not disclose any of our confidential matters at any time. During her employment with us and for one year following termination of employment for any reason other than death or disability, Ms. Lang is not permitted to compete with us by providing services to, serving in any capacity for or owning certain interests in, any person or entity that engages in (i) any business activities in a geographic location that we engage in, conduct or, to her knowledge, have definitive plans to engage in or conduct or (ii) any business activities that we have covenanted, in writing, not to compete with in connection with the disposition of a business. Further, for one year following termination of her employment for any reason other than death or disability, Ms. Lang is not permitted to employ, or cause any entity affiliated with her to employ, any person who was an employee of ours at, or within six months prior to, the effective date of such termination, other than her secretary or executive assistant and any other employee eligible to receive overtime pay.

Employment Agreement with Mr. Averill.  Mr. Averill’s employment agreement provides that he will not, among other things: (i) disclose any of our proprietary information or confidential matters or disparage us at any time, (ii) solicit our employees (or individuals who were employees of ours within the six month period prior to the effective date of termination) for one year following any termination of employment, (iii) solicit clients or prospective clients of ours for one year following any termination of employment and (iv) compete with us while employed and for a period of one year by providing services to, or acquiring ownership of, any business in any line of business that is substantially the same as any line of business which we primarily engage in, conduct or, to his knowledge, have definitive plans to engage in or conduct.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Time Warner beneficially owns all the outstanding shares of our common stock. After the Spin-Off, Time Warner will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the Spin-Off;

•	each officer named in the Summary Compensation Table; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Time Warner common stock on                     , 2014, giving effect to a distribution ratio of one share of our common stock for every              shares of Time Warner common stock he, she or it held.

To the extent our directors and executive officers own Time Warner common stock at the Record Date of the Spin-Off, they will participate in the Distribution on the same terms as other holders of Time Warner common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that              million shares of our common stock will be issued and outstanding, based on the approximately              shares of Time Warner common stock outstanding on                     , 2014. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on                     , 2014, the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Mr. Joseph A. Ripp
Mr. Howard M. Averill(a)
Ms. Laura Lang(a)
Mr. Maurice F. Edelson(a)
Mr. Jeffrey J. Bairstow
All directors and executive officers as a group ( persons)(b)
Principal Stockholders:
BlackRock, Inc.(c) 40 East 52nd Street New York, NY 10022		5.28%
Capital World Investors(d) 333 South Hope Street Los Angeles, CA 90071		5.1%

(a)	These officers were our Named Executive Officers in 2012. As described further in the section titled “Executive Compensation,” Ms. Lang separated from service with us on November 2, 2013, Mr. Averill became an employee of Time Warner on September 3, 2013 and Mr. Edelson became an employee of Time Warner on November 4, 2013. For more information regarding our executive management team following the Spin-Off, see “Management.”
(b)	Includes only the persons listed in the tables of our directors and executive officers following the Spin-Off in the section titled “Management” in this Information Statement.
(c)	Based solely on a Schedule 13G filed by BlackRock, Inc. with the SEC on January 30, 2013.
(d)	Based solely on a Schedule 13G filed by Capital World Investors with the SEC on February 13, 2013.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Time Warner

Following the Spin-Off, we and Time Warner will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and Time Warner after the Spin-Off and to facilitate an orderly transition, we and Time Warner intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Time Warner will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Time Warner.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Time Warner before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Time Warner regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Time Warner following the Spin-Off. We have not yet finalized all the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Internal Reorganization.  The Separation and Distribution Agreement will provide for the transfers of assets and assumptions of liabilities that are necessary in advance of the Distribution so that Time Inc. holds the assets of, and the liabilities associated with, the Publishing Business, and certain additional actions related to the Spin-Off that will occur prior to the Distribution.

Intercompany Arrangements.  All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Time Warner, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

Credit Support.  We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Time Warner or any of its affiliates for the benefit of Time Inc. or any of its affiliates.

Representations and Warranties.  In general, neither we nor Time Warner will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances.  The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution.  The Separation and Distribution Agreement will govern Time Warner’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Time Warner will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Time Warner stockholders based on the distribution ratio. The Time Warner Board will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions.  The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by Time Warner in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.” The Time Warner Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information.  We and Time Warner will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Time Warner will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Until the end of the first full fiscal year following the Distribution, each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination.  The Time Warner Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims.  We and Time Warner will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification.  We and Time Warner will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Time Warner’s respective businesses. The amount of either Time Warner’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Intellectual Property.  We and Time Warner will each consent to, and agree to cooperate with respect to, the use and registration by the other of certain trademarks and domain names in connection with our respective businesses.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Time Warner will provide us, and we will provide Time Warner, with specified services for a limited time to help ensure an orderly transition following the Distribution. The Transition Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated between us and Time Warner and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party. We have not yet finalized all of the terms of this agreement or the schedule of services to be provided, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Time Warner that will govern the respective rights, responsibilities and obligations of Time Warner and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Time Warner that will address employment, compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Distribution. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Ongoing Commercial Agreements

In addition to the above agreements, we are also currently party to various other agreements with Time Warner and its subsidiaries that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to. We do not consider these agreements to be material.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Time Warner, including arrangements whereby Time Warner provides cash management and treasury services to us as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition and Liquidity.”

As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Time Warner to be material.

Related Party Transactions

Policy and Procedures Governing Related Person Transactions

Our Board intends to adopt a written policy for the review and approval of transactions involving related persons, which consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than 5% of any outstanding class of the voting securities of Time Inc., or immediate family members or certain affiliated entities of any of the foregoing persons. Under authority delegated by our Board, the Nominating and Governance Committee (or its chair, under certain circumstances) will be responsible for applying the policy with the assistance of the General Counsel or his or her designee (if any). Transactions covered by the policy will consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which: the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; Time Inc. is, will or may be expected to be a participant; and any related person has or will have a direct material interest or an indirect material interest.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, Time Warner, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of Delaware law. Additional information regarding our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, will be included in an amendment to this Information Statement. You are encouraged to read our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, which will be filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of             million shares of common stock, par value $0.01 per share, and              million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding.  Immediately following the Spin-Off, we estimate that approximately              million shares of our common stock will be issued and outstanding, based on approximately              shares of Time Warner common stock outstanding as of                     , 2014. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Time Warner common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Time Warner’s equity plans and any repurchases of Time Warner shares by Time Warner pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends.  Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

Voting Rights.  The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights.  Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

Blank Check Preferred Stock.  Our Amended and Restated Certificate of Incorporation will permit us to issue, without any further vote or action by the stockholders, up to              million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent.  Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Special Stockholder Meetings.  Under our proposed Amended and Restated By-laws, only our Chief Executive Officer, Board of Directors or any record holders of shares representing at least 25% of the combined voting power of the then outstanding shares of all classes and series of our capital stock entitled generally to vote in the election of directors, voting as a single class, will be able to call a special meeting of stockholders. For a stockholder to call a special meeting, the stockholder must comply with the requirements set forth in our Amended and Restated By-laws, including giving notice to our secretary, which notice must include the information described in “—Requirements for Advance Notification of Stockholder Nominations and Proposals” below.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Under our proposed Amended and Restated By-laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business and a representation as to whether such stockholder intends to solicit proxies.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted under Delaware law, no Time Inc. director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated By-laws will require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of Time Inc. or any of its direct or indirect wholly owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Time Inc. or any direct or indirect wholly owned subsidiary of Time Inc., or is or was serving at the request of Time Inc. as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our Amended and Restated By-laws will provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our Amended and Restated By-laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated By-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

Transfer Agent and Registrar

We have not yet determined who the transfer agent and registrar for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.

Listing

We intend to list our common stock on              under the symbol “            .”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Time Warner’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations

Time Inc.

1271 Avenue of the Americas

New York, New York 10020

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Time Warner Inc.

We have audited the accompanying combined balance sheets of the Publishing segment, as described in Time Warner Inc.’s Annual Report on Form 10-K (the “Publishing Business”) as of December 31, 2012 and 2011, and the related combined statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the management of the entitites that are part of the Publishing Business. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Publishing Business’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Publishing Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Publishing Business at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, NY

November 22, 2013

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED BALANCE SHEET

(millions)

	December 31, 2012	December 31, 2011
ASSETS
Current assets
Cash and equivalents	$81	$95
Receivables, less allowances of $350 and $370	588	672
Inventories, net of reserves	83	83
Deferred income taxes	82	91
Prepaid expenses and other current assets	52	63

Total current assets	886	1,004

Property, plant and equipment, net	576	630
Intangible assets subject to amortization, net	638	530
Intangible assets not subject to amortization	637	798
Goodwill	3,150	3,133
Other assets	48	53

Total assets	$5,935	$6,148

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$531	$587
Deferred revenue	485	503

Total current liabilities	1,016	1,090

Long-term debt	36	34
Deferred income taxes	313	268
Deferred revenue	137	150
Other noncurrent liabilities	149	158
Commitments and Contingencies (Note 13)

Equity
Divisional equity	4,429	4,611
Accumulated other comprehensive loss, net	(145)	(163)

Total equity	4,284	4,448

Total liabilities and equity	$5,935	$6,148

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF OPERATIONS

Year Ended December 31,

(millions)

	2012	2011	2010
Revenues:
Advertising	$1,819	$1,923	$1,935
Circulation	1,210	1,271	1,291
Other	407	483	449

Total revenues	3,436	3,677	3,675
Costs of revenues	(1,357)	(1,393)	(1,353)
Selling, general and administrative	(1,554)	(1,644)	(1,694)
Amortization of intangible assets	(36)	(42)	(41)
Restructuring and severance costs	(27)	(18)	(61)
Asset impairments	(6)	(17)	(11)
Loss on operating assets, net	(36)	—	—

Operating income	420	563	515
Interest expense, net	(3)	(4)	(5)
Other income (loss), net	(3)	6	—

Income before income taxes	414	565	510
Income tax provision	(151)	(197)	(198)

Net income	$263	$368	$312

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF COMPREHENSIVE INCOME

Year Ended December 31,

(millions)

	2012	2011	2010
Net income	$263	$368	$312

Other comprehensive income, net of tax:
Foreign currency translation adjustments	43	(21)	(65)

Benefit obligations:
Unrealized gains (losses) occurring during the period	(26)	(29)	2
Less: Reclassification adjustment for losses realized in net income	1	1	4

Net benefit obligations	(25)	(28)	6

Other comprehensive income (loss)	18	(49)	(59)

Comprehensive income	$281	$319	$253

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF CASH FLOWS

Year Ended December 31,

(millions)

	2012	2011	2010
OPERATING ACTIVITIES
Net income	$263	$368	$312
Adjustments for noncash and nonoperating items:
Depreciation and amortization	127	142	149
Asset impairments	6	17	11
Loss on investments and other assets, net	36	1	3
Equity in (gains) losses of investee companies, net of cash distributions	4	(6)	(2)
Equity-based compensation	39	41	40
Deferred income taxes	32	18	6
Changes in operating assets and liabilities, net of acquisitions:
Receivables	79	37	(37)
Inventories	(2)	1	(10)
Accounts payable and other liabilities	(130)	(109)	10
Other changes	7	(36)	39

Cash provided by operations	461	474	521

INVESTING ACTIVITIES
Investments and acquisitions, net of cash acquired	(8)	(2)	(33)
Capital expenditures	(34)	(48)	(49)
Other investment proceeds	16	4	18

Cash used by investing activities	(26)	(46)	(64)

FINANCING ACTIVITIES
Excess tax benefit from equity instruments	16	6	2
Net transfers to Time Warner	(465)	(411)	(544)

Cash used by financing activities	(449)	(405)	(542)

INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(14)	23	(85)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	95	72	157

CASH AND EQUIVALENTS AT END OF PERIOD	$81	$95	$72

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF EQUITY

(millions)

	Divisional Equity	Accumulated Other Comprehensive Loss, Net	Total Equity
BALANCE AT DECEMBER 31, 2009	$4,903	$(55)	$4,848
Net income	312	—	312
Other comprehensive loss	—	(59)	(59)
Net transactions with Time Warner parent	(508)	—	(508)

BALANCE AT DECEMBER 31, 2010	$4,707	$(114)	$4,593

Net income	368	—	368
Other comprehensive loss	—	(49)	(49)
Net transactions with Time Warner parent	(464)	—	(464)

BALANCE AT DECEMBER 31, 2011	$4,611	$(163)	$4,448

Net income	263	—	263
Other comprehensive income	—	18	18
Net transactions with Time Warner parent	(445)	—	(445)

BALANCE AT DECEMBER 31, 2012	$4,429	$(145)	$4,284

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On March 6, 2013, Time Warner Inc. (“Time Warner”) announced plans for the complete legal and structural separation (the “Spin-Off”) of its Publishing segment as described in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Publishing Business”) from Time Warner. To effect the Spin-Off, Time Warner will first undertake a series of internal transactions, following which Time Inc., Time Warner’s wholly owned subsidiary, will hold the Publishing Business. The Spin-Off will be completed by way of a pro rata dividend of Time Inc. shares held by Time Warner to its stockholders as of the record date. Following the Spin-Off, Time Warner stockholders will own 100% of the outstanding shares of common stock of Time Inc. and Time Inc. will operate as an independent publicly-traded company.

We are the largest magazine publisher in the United States based on both readership and print advertising revenues and the largest magazine publisher in the U.K. based on print newsstand revenues. As of December 31, 2012, we published 21 magazines in print in the United States, including People, Sports Illustrated, InStyle and Time, and over 70 magazines outside the United States, primarily through IPC Magazines Group Limited (“IPC”) in the U.K. and Grupo Editorial Expansión (“GEX”) in Mexico. Our U.S. and U.K. print magazines are also available as digital magazines on multiple digital devices and platforms. In addition, as of December 31, 2012, we operated over 45 websites that collectively have millions of average unique visitors around the world. We also operate an integrated publishing business that provides content marketing, targeted local print and digital advertising programs, branded book publishing and marketing and support services, including magazine subscription sales services, retail distribution and marketing services and customer service and fulfillment services, to us and/or other third-party clients, including other magazine publishers.

Basis of Presentation

The combined financial statements have been prepared on a stand-alone basis and were derived from Time Warner’s consolidated financial statements and accounting records. The combined financial statements include our assets, liabilities, revenues, expenses and cash flows. Intercompany accounts and transactions between the combined businesses have been eliminated. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented.

In connection with the Spin-Off, we will enter into agreements with Time Warner that either have not existed historically or are on different terms than the terms of arrangements or agreements that existed prior to the Spin-Off. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of the separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to us by Time Warner, including cash management and other treasury services, administrative services (such as tax, human resources and employee benefit administration) and certain global marketing and IT services. During the years ended December 31, 2012, 2011 and 2010, we incurred $17 million, $17 million and $18 million, respectively, of expenses related to charges for services performed by Time Warner. See Note 14 for further information regarding the allocation of Time Warner corporate expenses.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

In addition, the combined financial statements include amounts related to international defined benefit pension plans, primarily in the U.K., that are sponsored by entities that are part of the Publishing Business. Following the Spin-Off, we may be responsible for certain pension and deferred compensation liabilities associated with certain of our employees related to benefit plans sponsored or managed by Time Warner. The amount of such liabilities has not yet been determined and, accordingly, the combined financial statements do not reflect such liabilities.

The financial position and operating results of most of our foreign operations are combined or consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Translation gains or losses on assets and liabilities are included as a component of Accumulated other comprehensive loss, net.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported in the combined financial statements and footnotes thereto. Actual results could differ from those estimates.

Significant estimates and judgments inherent in the preparation of the combined financial statements include accounting for asset impairments, allowances for doubtful accounts, depreciation and amortization, magazine and product returns, pension and other postretirement benefits, equity-based compensation, income taxes, contingencies, litigation matters, and reporting revenue for certain transactions on a gross versus net basis.

Accounting Guidance Adopted in 2012

Testing Indefinite-Lived Intangible Assets for Impairment

In the third quarter of 2012, we early adopted guidance that provides companies the option to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If a company concludes that it is more likely than not that the fair value of such an asset exceeds its carrying amount, the company is not required to perform any additional tests for impairment. However, if a company concludes that it is more likely than not that the asset is impaired, it must calculate the fair value of the asset and compare that value with its carrying amount, as required by the current guidance. The adoption of this guidance did not have a material impact on the combined financial statements.

Summary of Critical and Significant Accounting Policies

The following is a discussion of each of our critical accounting policies, including information and analysis of estimates and assumptions involved in their application, and other significant accounting policies.

The Securities and Exchange Commission (“SEC”) considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management. Due to the significant judgment involved in selecting certain of the assumptions used in these areas, it is possible that different parties could choose different assumptions and reach different conclusions. We consider the policies relating to the following matters to be critical accounting policies:

•	Impairment of Goodwill and Intangible Assets (see pages F-12 to F-13);

•	Income Taxes (see pages F-16 to F-17);

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

•	Gross versus Net Revenue Recognition (see page F-15); and

•	Sales Returns (see page F-10).

Cash and Equivalents

Cash equivalents consist of investments that are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Sales Returns

Management’s estimate of magazine and product sales that will be returned is an area of judgment affecting Revenues and Net income. In estimating magazine and product sales that will be returned, management analyzes vendor sales of our magazines and products, historical return trends, economic conditions, and changes in customer demand. Based on this information, management reserves a percentage of any magazine and product sales that provide the customer with the right of return. The provision for such sales returns is reflected as a reduction in the revenues from the related sale. Total sales returns reserves for magazines and product sales as of December 31, 2012 and 2011 were $275 million and $296 million, respectively. As of December 31, 2012, a 10% increase in the level of sales returns reserves would have decreased revenues by approximately $9 million.

Allowance for Doubtful Accounts

We monitor customers’ accounts receivable aging, and a provision for estimated uncollectible amounts is maintained based on customer payment levels, historical experience and management’s views on trends in the overall receivable aging. In addition, for larger accounts, we perform analyses of risks on a customer-specific basis. At December 31, 2012 and 2011, total reserves for doubtful accounts were approximately $75 million and $74 million, respectively. Bad debt expense recognized during the years ended December 31, 2012, 2011 and 2010 totaled $19 million, $19 million and $26 million, respectively. In general, we do not require collateral with respect to our trade receivable arrangements.

Investments

Investments in companies in which we have significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when we own between 20% and 50% of a voting interest in the investee, hold substantial management rights or hold an interest of less than 20% in an investee that is a limited liability partnership or limited liability corporation that is treated as a flow-through entity. Under the equity method of accounting, only our investment in and amounts due to and from the equity investee are included in the Combined Balance Sheet; only our share of the investee’s earnings (losses) is included in the Combined Statement of Operations; and only the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee are included in the Combined Statement of Cash Flows. Additionally, the carrying value of investments accounted for using the equity method of accounting is adjusted downward to reflect any other-than-temporary declines in value (see “Asset Impairments” below). At December 31, 2012 and 2011, investments accounted for using the equity method were $11 million and $12 million, respectively, and were recorded in Other assets on the Combined Balance Sheet.

Investments in companies in which we do not have a controlling interest or over which we are unable to exert significant influence are generally accounted for at market value if the investments are publicly traded. If the investment or security is not publicly traded, the investment is accounted for at cost. Unrealized gains and losses on investments accounted for at market value are reported, net of tax, in Accumulated other comprehensive loss, net, until the investment is sold or considered impaired (see “Asset Impairments” below), at which time the realized gain or loss is included in Other income (loss), net. Dividends and other distributions of earnings from both market-value investments and investments accounted for at cost are included in Other income (loss), net, when declared. At December 31, 2012 and 2011, investments accounted for at market value and at cost were not material.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Additions to property, plant and equipment generally include material, labor and overhead. We also capitalize certain costs associated with coding, software configuration, upgrades and enhancements incurred for the development of internal use software. Upon the occurrence of certain events or circumstances, we evaluate the depreciation periods of property, plant and equipment to determine whether a revision to our estimate of useful lives is warranted. Depreciation is recorded on a straight-line basis over estimated useful lives as follows: 30 years for buildings, 3 to 5 years for capitalized software costs and 3 to 10 years for furniture, fixtures and other equipment. The costs of leasehold improvements are amortized over the lesser of the estimated useful lives or the terms of the respective leases. We recorded depreciation expense of $91 million in 2012, $100 million in 2011 and $108 million in 2010. Property, plant and equipment consist of (millions):

	December 31,
	2012	2011
Land	$74	$72
Buildings and improvements	622	615
Capitalized software costs	358	363
Furniture, fixtures and other equipment	362	366

	1,416	1,416
Less accumulated depreciation	(840)	(786)

Total	$576	$630

Intangible Assets

We have a significant number of intangible assets, including tradenames and customer lists. We do not recognize the fair value of internally generated intangible assets. Intangible assets acquired in business combinations are recorded at the acquisition date fair value in the Combined Balance Sheet. For more information, see Note 2.

Asset Impairments

Investments

We regularly review our investments for impairment, including when the carrying value of an investment exceeds its related market value. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. Factors we consider in determining whether an other-than-temporary decline in value has occurred include (i) the market value of the security in relation to its cost basis, (ii) the financial condition of the investee and (iii) our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

For investments accounted for using the cost or equity method of accounting, we evaluate information (e.g., budgets, business plans and financial statements) in addition to quoted market prices, if any, in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of our investment.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets, which consist of certain tradenames, are tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. Goodwill is tested for impairment at a level referred to as a reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires judgment as to whether the operations below the operating segment constitute a self-sustaining business. We have one operating segment. For purposes of the goodwill impairment test, management has concluded that we have one reporting unit.

In assessing Goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we determine that it is not more likely than not that the fair value of our reporting unit is less than its carrying amount, we are not required to perform any additional tests in assessing Goodwill for impairment. However, if we conclude otherwise or elect not to perform the qualitative assessment, then we are required to perform the first step of a two-step impairment review process. The first step of the two-step process involves a comparison of the estimated fair value of our reporting unit to its carrying amount. In performing the first step, we determine the fair value of our reporting unit using a discounted cash flow (“DCF”) analysis and, in certain cases, a combination of a DCF analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgments about appropriate discount rates and perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on our most recent budgets and business plans and, when applicable, various growth rates are assumed for years beyond the current business plan period. Discount rate assumptions are based on an assessment of market rates as well as the risk inherent in the future cash flows of our reporting unit.

In 2012, we elected not to perform a qualitative assessment of Goodwill and instead proceeded to perform a quantitative impairment test. The results of the quantitative test did not result in any impairment of Goodwill because the fair value of our reporting unit exceeded its carrying value by approximately 8%. Had the fair value of our reporting unit been hypothetically lower by 10% as of December 31, 2012, the carrying value would have exceeded its fair value by approximately $100 million. Had the fair value of our reporting unit been hypothetically lower by 20% as of December 31, 2012, our reporting unit’s carrying value would have exceeded its fair value by approximately $600 million. If this were to occur, the second step of the impairment review process would need to be performed to determine the ultimate amount of impairment loss to record. The significant assumptions utilized in the 2012 DCF analysis included a discount rate of 11.5% and a terminal growth rate of 2.5%.

In assessing other intangible assets not subject to amortization for impairment, we also have the option to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of such an intangible asset is less than its carrying amount. If we determine that it is not more likely than not that the fair value of such an intangible asset is less than its carrying amount, then we are not required to perform any additional tests for assessing intangible assets for impairment. However, if we conclude otherwise or elect not to perform the qualitative assessment, then we are required to perform a quantitative impairment test that involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

In 2012, we elected not to perform a qualitative assessment for intangible assets not subject to amortization. The estimates of fair value of intangible assets not subject to amortization are determined using a DCF valuation

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

analysis. Common among such approaches is the “relief from royalty” methodology, which is used in estimating the fair value of our tradenames. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the respective intangible assets. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar tradenames are being licensed in the marketplace.

The performance of our 2012 annual impairment test for other intangible assets not subject to amortization did not result in any impairments of such intangible assets. To illustrate the magnitude of potential impairment relative to future changes in estimated fair values, had the fair values of certain tradenames with an aggregate carrying value of $627 million been hypothetically lower by 10% as of December 31, 2012, the aggregate carrying values of certain of those tradenames would have exceeded fair values by $43 million. Had the fair values of those tradenames been hypothetically lower by 20% as of December 31, 2012, the aggregate carrying values of certain of those tradenames would have exceeded the fair values by $108 million. No other tradename’s fair value was within 20% of its carrying value. The significant assumptions utilized in the 2012 DCF analysis of other intangible assets included a discount rate of 12.0% and a terminal growth rate of 2.5%.

Long-Lived Assets

Long-lived assets, including finite-lived intangible assets (e.g., tradenames, customer lists, and property, plant and equipment), do not require that an annual impairment test be performed; instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. Triggering events include the more likely than not disposal of a portion of such assets or the occurrence of an adverse change in the market involving the business employing the related assets. Once a triggering event has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. The impairment test for assets held for continued use requires a comparison of cash flows expected to be generated over the useful life of an asset or group of assets (“asset group”) against the carrying value of the asset group. An asset group is established by identifying the lowest level of cash flows generated by the asset or group of assets that are largely independent of the cash flows of other assets. If the intent is to hold the asset group for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against its carrying value. If the carrying value exceeds the estimated undiscounted future cash flows, an impairment would be measured as the difference between the estimated fair value of the asset group and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset group. If the intent is to hold the asset group for sale and certain other criteria are met (e.g., the asset can be disposed of currently, appropriate levels of authority have approved the sale and there is an active program to locate a buyer), the impairment test involves comparing the asset group’s carrying value to its estimated fair value. To the extent the carrying value is greater than the estimated fair value, an impairment loss is recognized for the difference. Significant judgments in this area involve determining the appropriate asset group level at which to test, determining whether a triggering event has occurred, determining the future cash flows for the assets involved and selecting the appropriate discount rate to be applied in determining estimated fair value. For more information, see Note 2.

Accounting for Pension Plans

We participate in various funded and unfunded non-contributory defined benefit and defined contribution pension plans and other post-retirement benefit plans administered by Time Warner (the “Pension Plans”). In addition, we have our own defined benefit and defined contribution pension plans covering certain international employees. Pension benefits are based on formulas that reflect the participating employees’ years of service and compensation. We use a December 31 measurement date for our plans. For more information, see Note 10.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Equity-Based Compensation

Until consummation of the Spin-Off, our employees are eligible to participate in Time Warner’s stock-based compensation plan, and we will record compensation expense based on the equity awards granted to our employees. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in Costs of revenues or Selling, general and administrative expenses depending on the job function of the grantee on a straight-line basis (net of estimated forfeitures) over the period during which an employee is required to provide services in exchange for the award. Also, excess tax benefits realized are reported as a financing cash inflow.

The grant date fair value of a stock option is estimated using the Black-Scholes option-pricing model. Because the Black-Scholes option-pricing model requires the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. Time Warner determines the volatility assumption for these stock options using implied volatilities data from its traded options. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical exercise behavior of Time Warner’s employees. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. Time Warner determines the expected dividend yield percentage by dividing the expected annual dividend of Time Warner by the market price of Time Warner common stock at the date of grant. For more information, see Note 9.

Revenues

Advertising Revenues

Advertising revenues are recognized at the magazine cover date, net of agency commissions. Advertising revenues from websites are recognized as impressions are delivered or as the services are performed. Billings to clients and payments received in advance of the performance of advertising services are recorded as Deferred revenue in the Combined Balance Sheet.

Circulation Revenues

Circulation revenues include revenues from subscription sales and revenues generated from single-copy sales of magazines through retail outlets such as newsstands, supermarkets, convenience stores and drugstores and on certain digital devices and platforms, which may or may not result in future subscription sales. Circulation revenues are recognized at the magazine cover date, net of estimated returns. The unearned portion of magazine subscriptions is deferred until the later of the magazine cover date or when a trial subscription period ends, at which time a proportionate share of the gross subscription price is included in revenues, net of any commissions paid to subscription agents.

In addition, incentive payments are made to wholesalers and retailers primarily related to favorable placement of our magazines. Depending on the incentive program, these payments can vary based on the number of copies sold or be fixed, and are presented in the financial statements as a reduction of revenue.

Other Revenues

Other revenues principally include amounts related to marketing and support services provided to third-party magazine publishers as well as branded book and “bookazine” publishing. Other revenues are recognized as performance occurs.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Gross versus Net Revenue Recognition

In the normal course of business, we act as or use an intermediary or agent in executing transactions with third parties. In connection with these arrangements, we must determine whether to report revenue based on the gross amount billed to the ultimate customer or on the net amount received from the customer after commissions and other payments to third parties. To the extent revenues are recorded on a gross basis, any commissions or other payments to third parties are recorded as expense so that the net amount (gross revenues less expense) is reflected in Operating income. Accordingly, the impact on Operating income is the same whether we record revenue on a gross or net basis.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether we are acting as the principal or an agent in the transaction. If we are acting as a principal in a transaction, we report revenue on a gross basis. If we are acting as an agent in a transaction, we report revenue on a net basis. The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement. We serve as the principal in transactions in which we have substantial risks and rewards of ownership.

For example, as a way to generate magazine subscribers, we sometimes use third-party marketing partners to secure subscribers and, in exchange, the marketing partners receive a percentage of the Circulation revenues generated. We record revenues from subscriptions generated by the marketing partner, net of the fees paid to the marketing partner, primarily because the marketing partner (i) has the primary contact with the customer including ongoing customer service, (ii) performs all of the billing and collection activities, and (iii) passes the proceeds from the subscription to us after deducting its commission.

Inventories

Inventories mainly consist of paper, books and other merchandise and are stated at the lower of cost or estimated realizable value. Cost is determined using the first-in, first-out method for books and the average cost method for paper and other merchandise. Returned merchandise included in Inventory is valued at estimated realizable value, but not in excess of cost.

Costs of Revenues

Costs of revenues primarily relate to production (e.g., paper, printing and distribution) and editorial costs. Production costs directly related to publications are expensed in the period that revenue is recognized for a publication (e.g., on the cover date of a magazine). Staff costs recognized as Costs of revenues are expensed as incurred.

Accounting for Collaborative Arrangements

Our collaborative arrangements primarily relate to an arrangement entered into with Turner Broadcasting System, Inc. (“TBS”), a subsidiary of Time Warner Inc., to jointly operate CNNMoney.com, a financial news and information website. The primary source of revenue for this arrangement is advertising revenue earned by the website. In accounting for this arrangement, we record Advertising revenues for the advertisements sold on the website and record a charge in Selling, general and administrative expenses to reflect TBS’ share of the net profits. For the years ended December 31, 2012, 2011 and 2010, revenues recognized related to this arrangement were $46 million, $54 million and $53 million, respectively, and amounts recorded in Selling, general and administrative expenses related to TBS’ share of the net profits were $9 million, $12 million and $13 million, respectively. In connection with the Spin-Off, we are presently negotiating the termination of this arrangement.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Advertising Costs

Advertising costs principally relate to subscriber acquisition costs, including direct mail costs, and are expensed as incurred. Advertising expense to third parties was $159 million in 2012, $161 million in 2011 and $185 million in 2010.

Income Taxes

Time Warner and its domestic subsidiaries, including Time Inc. prior to the Spin-Off, file a consolidated U.S. federal income tax return. Income taxes as presented in the combined financial statements attribute current and deferred income taxes of Time Warner to us in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. Our income tax provision is prepared using the separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise.

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and tax credit carry-forwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required with respect to the determination of whether or not a valuation allowance is required for certain deferred tax assets. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carry-forwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the Combined Statement of Operations.

Our domestic operations are included in the Time Warner domestic consolidated tax returns and payments to all domestic tax authorities are made by Time Warner on our behalf. We generally file our own foreign tax returns and make our own foreign tax payments. Time Warner does not maintain a tax sharing agreement with us and generally does not charge us for any tax payments it makes, and it does not reimburse us for the utilization of our tax attributes. Because our tax liabilities computed under the separate return method are in most instances not settled with Time Warner, the difference between any settled amounts and the computed liability under the separate return method is treated as either a dividend or capital contribution.

From time to time, Time Warner and its subsidiaries, including Time Inc. prior to the Spin-Off, engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions and dispositions, including dispositions designed to be tax free, and certain financing transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. Time Warner prepares and files tax returns based on its interpretation of tax laws and regulations. In the normal course of business, these tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining the tax provision for financial reporting purposes, Time Warner establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination based on their technical merits. There is considerable judgment involved in determining whether positions taken on Time Warner’s tax returns are more likely than not of being sustained.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

The tax reserve estimates are adjusted periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. Our policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. For further information, see Note 7.

2.	GOODWILL AND INTANGIBLE ASSETS

We have a significant number of intangible assets, including copyrighted products and tradenames. Certain intangible assets are deemed to have finite lives and, accordingly, are amortized over their estimated useful lives, while others are deemed to be indefinite-lived and therefore are not amortized. Goodwill and indefinite-lived intangible assets, including certain tradenames, are tested annually for impairment during the fourth quarter, or earlier upon the occurrence of certain events or substantive changes in circumstances.

Goodwill

The performance of our annual impairment analysis did not result in any impairments of Goodwill in 2012, 2011 or 2010. Refer to Note 1 for a discussion of the 2012 annual impairment test. The following summary of changes in our Goodwill during the years ended December 31, 2012 and 2011 is as follows (millions):

	Gross Goodwill	Impairments	Net Goodwill
Balance at December 31, 2010	$18,432	$(15,288)	$3,144
Translation Adjustments	(11)	—	(11)

Balance at December 31, 2011	18,421	(15,288)	3,133
Acquisitions, Dispositions and Adjustments	(7)	—	(7)
Translation Adjustments	24	—	24

Balance at December 31, 2012	$18,438	$(15,288)	$3,150

Intangible Assets

We recorded noncash impairments of intangible assets of $13 million in 2011 and $11 million in 2010 (including approximately $5 million related to certain software). There were no impairments of intangible assets recorded in 2012.

Our intangible assets subject to amortization and related accumulated amortization consisted of the following (millions):

	December 31, 2012			December 31, 2011
	Gross	Accumulated Amortization(a)	Net	Gross	Accumulated Amortization(a)	Net
Intangible assets subject to amortization:
Tradenames(b)	$955	$(326)	$629	$784	$(292)	$492
Customer lists and other intangible assets	571	(562)	9	612	(574)	38

Total	$1,526	$(888)	$638	$1,396	$(866)	$530

(a)	Amortization of tradenames and other intangible assets subject to amortization is provided generally on a straight-line basis over their respective useful lives.
(b)	Effective December 31, 2012, certain tradenames totaling approximately $164 million that were previously assigned indefinite lives have been assigned remaining finite lives of 18 years and will begin to be amortized starting in January 2013.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

We recorded amortization expense of $36 million in 2012, $42 million in 2011 and $41 million in 2010. We estimate amortization expense for future years based on the amount of intangible assets subject to amortization at December 31, 2012. Our estimated amortization expense for the succeeding five years ended December 31 is as follows (millions):

	2013	2014	2015	2016	2017
Estimated amortization expense	$39	$39	$39	$37	$37

3.	QSP

In the first quarter of 2012, we sold, in exchange for contingent consideration, our school fundraising business, QSP, and recognized a $36 million pretax loss in connection with the sale. The contingent consideration arrangement provides for us to receive a royalty from the purchaser based on a percentage of net sales of certain products sold during the period subsequent to the sale through December 31, 2021.

4.	FAIR VALUE MEASUREMENTS

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy distinguishes between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require us to use present value and other valuation techniques in the determination of fair value (Level 3).

We primarily apply the market approach for recurring fair value measurements. As of December 31, 2012 and 2011, assets and liabilities required to be carried at fair value on a recurring basis were immaterial.

Other Financial Instruments

Our other financial instruments, including debt, are not required to be carried at fair value. The carrying value for the majority of our other financial instruments approximates fair value due to the short-term nature of the financial instruments or because the financial instruments are of a longer-term nature and are recorded on a discounted basis. For the remainder of our other financial instruments, differences between the carrying value and fair value were not significant at December 31, 2012. The fair value of financial instruments is generally determined by reference to the market value of the instrument as quoted on a national securities exchange or an over-the-counter market. In cases where a quoted market value is not available, fair value is based on an estimate using present value or other valuation techniques.

Non-Financial Instruments

The majority of our non-financial instruments, which include goodwill, intangible assets, inventories and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually for goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of cost or its fair value.

During the year ended December 31, 2012, certain capitalized software costs and fixed assets, which were recorded as Property, plant and equipment in the Combined Balance Sheet, were completely written off from their carrying value of $6 million. During the year ended December 31, 2011, certain capitalized software costs, fixed assets and trade names were written down to $88 million from their carrying value of $105 million. The capitalized software costs and fixed assets were recorded as Property, plant and equipment in the Combined Balance Sheet. The trade names were recorded as intangible assets in the Combined Balance Sheet. The resulting fair value measurements were considered to be Level 3 measurements and were determined primarily using a DCF methodology.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

5.	INVENTORIES

Inventories consist of (millions):

	December 31,
	2012	2011
Inventories:
Raw materials – paper	$42	$40
Work in process	4	7
Finished goods	37	36

Total inventories	$83	$83

Work in process primarily relates to books in production that have not yet been completed. Finished goods primarily relates to books and other merchandise.

6.	LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

At December 31, 2012 and 2011, Long-term debt was $36 million and $34 million, respectively. Our Long-term debt consists of a non-recourse promissory note issued in connection with the acquisition of certain brand assets in 2001. Of the original principal amount of approximately $120 million, $45 million of principal, representing the final installment payment, remained to be paid as of December 31, 2012. The final payment is due on December 31, 2017. While the note has a zero coupon stated interest rate, for accounting purposes we have accreted interest of approximately $2 million for each of the years ended December 31, 2012, 2011 and 2010. Our obligations under this promissory note are guaranteed by Time Warner.

7.	INCOME TAXES

We have historically been included in Time Warner’s consolidated income tax return filings. Our income taxes are computed and reported herein under the separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if we were a separate taxpayer and a standalone enterprise. Domestic and foreign income before income taxes, discontinued operations and cumulative effect of accounting changes are as follows (millions):

	Year Ended December 31,
	2012	2011	2010
Domestic	$347	$460	$398
Foreign	67	105	112

Total	$414	$565	$510

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Current and Deferred income taxes (tax benefits) provided on Income from continuing operations are as follows (millions):

	Year Ended December 31,
	2012	2011	2010
Federal:
Current	$86	$129	$130
Deferred	26	15	2
Foreign:
Current(a)	14	24	30
Deferred	2	1	3
State and Local:
Current	18	26	32
Deferred	5	2	1

Total	$151	$197	$198

(a)	Includes foreign withholding taxes of $1 million in 2012, $1 million in 2011 and $2 million in 2010.

The differences between income taxes (tax benefits) expected at the U.S. federal statutory income tax rate of 35% and income taxes (tax benefits) provided are as set forth below (millions):

	Year Ended December 31,
	2012	2011	2010
Taxes on income at U.S. federal statutory rate	$145	$198	$179
State and local taxes, net of federal tax effects	15	22	19
Domestic production activities deduction	(7)	(12)	(11)
Uncertain tax positions	(1)	—	13
Other	(1)	(11)	(2)

Total	$151	$197	$198

Significant components of our net deferred tax liabilities are as follows (millions):

	December 31,
	2012	2011
Deferred tax assets:
Tax attribute carryforwards(a)	$16	$18
Receivable allowances and return reserves	46	48
Equity-based compensation(b)	47	83
Amortization and depreciation	16	37
Other	118	119
Valuation allowances(a)	(16)	(13)

Total deferred tax assets	$227	$292

Deferred tax liabilities:
Assets acquired in business combinations	$458	$469

Total deferred tax liabilities	458	469

Net deferred tax liability	$231	$177

(a)	We have recorded valuation allowances for certain tax attribute carryforwards and other deferred tax assets due to uncertainty that exists regarding future realizability. The tax attribute carryforwards at December 31, 2012 consist of $3 million of tax credits, $1 million of capital losses and $12 million of net operating losses that expire in varying amounts from 2013 through 2032. If, in the future, we believe that it is more likely than not that these deferred tax benefits will be realized, all of the valuation allowances will be recognized in the Combined Statement of Operations.
(b)	Following the Spin-Off, the majority of the deferred tax assets associated with equity-based compensation will be transferred to Time Warner.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

U.S. income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $137 million at December 31, 2012. Determination of the amount of unrecognized deferred U.S. federal income tax liability with respect to such earnings is not practicable.

Our domestic operations are included in the Time Warner domestic consolidated tax returns, and payments to all domestic tax authorities are made by Time Warner on our behalf. We generally file our own foreign tax returns and make our own foreign tax payments. Time Warner does not maintain a tax sharing agreement with us and generally does not charge us for any tax payments it makes. In addition, it does not reimburse us for the utilization of our tax attributes. Because our tax liabilities computed under the separate return method are in most instances not settled with Time Warner, the difference between any settled amounts and the computed liability under the separate return method is treated as either a dividend or capital contribution.

Accounting for Uncertainty in Income Taxes

We recognize income tax benefits for tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the positions.

Changes in our uncertain income tax positions, excluding the related accrual for interest and penalties, from January 1 through December 31 are set forth below (millions):

	Year Ended December 31,
	2012	2011	2010
Beginning balance	$41	$39	$25
Additions for prior year tax positions	—	—	9
Additions for current year tax positions	5	9	9
Reductions for prior year tax positions	(7)	(3)	(4)
Settlements	—	—	—
Lapses in statute of limitations	—	(4)	—

Ending balance	$39	$41	$39

Should our position with respect to these uncertain tax positions be upheld, the significant majority of the effect would be recorded in the Combined Statement of Operations as part of the Income tax provision.

During the years ended December 31, 2012 and 2011, we recorded a decrease to interest reserves through the Combined Statement of Operations of approximately $1 million and $4 million, respectively. The amount accrued for interest and penalties as of December 31, 2012 and 2011 was $6 million and $7 million, respectively. Our policy is to recognize interest and penalties accrued on uncertain tax positions as part of income tax expense.

We do not currently anticipate that our reserves related to uncertain income tax positions as of December 31, 2012 will significantly increase or decrease during the next twelve-month period; however, various events could cause our current expectations to change in the future.

Time Warner files income tax returns in the United States and various state and local and foreign jurisdictions. The Internal Revenue Service (“IRS”) is currently conducting an examination of Time Warner’s U.S. income tax returns for the 2005 through 2007 period.

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NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2012, our tax years that remain subject to examination by significant jurisdiction are as follows:

U.S. Federal	2002 through the current period
United Kingdom	2011 through the current period
New York State	2003 through the current period
New York City	2003 through the current period

8.	EQUITY

Comprehensive Income

Comprehensive income is reported in the Combined Statement of Comprehensive Income and consists of Net income and other gains and losses affecting equity that, under GAAP, are excluded from Net income. For us, such items consist primarily of foreign currency translation gains (losses) and changes in certain benefit plan obligations.

The following summary sets forth the activity within Other comprehensive income (loss) (millions):

	Pretax	Tax (provision) benefit	Net of tax
Year Ended December 31, 2010
Unrealized losses on foreign currency translation	$(65)	$—	$(65)
Unrealized gains on benefit obligation	2	—	2
Reclassification adjustment for losses on benefit obligation realized in net income	7	(3)	4

Other comprehensive loss	$(56)	$(3)	$(59)

Year Ended December 31, 2011
Unrealized losses on foreign currency translation	$(21)	$—	$(21)
Unrealized losses on benefit obligation	(38)	9	(29)
Reclassification adjustment for losses on benefit obligation realized in net income	1	—	1

Other comprehensive loss	$(58)	$9	$(49)

Year Ended December 31, 2012
Unrealized gains on foreign currency translation	$43	$—	$43
Unrealized losses on benefit obligation	(34)	8	(26)
Reclassification adjustment for losses on benefit obligation realized in net income	2	(1)	1

Other comprehensive income	$11	$7	$18

The following summary sets forth the components of Accumulated other comprehensive loss, net of tax (millions):

	December 31, 2012	December 31, 2011
Foreign currency translation losses	$(14)	$(57)
Net unfunded/underfunded benefit obligation	(131)	(106)

Accumulated other comprehensive loss, net	$(145)	$(163)

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

9.	EQUITY-BASED COMPENSATION

Equity Plans

Until the consummation of the Spin-Off, our employees are eligible to participate in Time Warner’s equity plans. As of December 31, 2012, Time Warner had one active equity plan under which it was authorized to grant Time Warner equity awards to employees and non-employee directors of Time Warner and its subsidiaries, covering an aggregate of 70 million shares of common stock of Time Warner. Time Warner stock options and restricted stock units (“RSUs”) have been granted to our employees by Time Warner. Generally, stock options are granted with exercise prices equal to the fair market value on the date of grant, vest ratably in annual installments over a four-year period and expire ten years from the date of grant. Generally, RSUs vest in equal installments on the third and fourth anniversaries of the date of grant. Time Warner also has a performance stock unit (“PSU”) program for certain senior level executives, in which our executives last received grants in 2008. For the year ended December 31, 2012, no amounts related to PSUs were recognized, and, for the years ended December 31, 2011 and 2010, amounts recognized related to PSUs were not material.

Holders of RSUs are generally entitled to receive cash dividend equivalents based on the regular quarterly cash dividends declared and paid by Time Warner during the period that the RSUs are outstanding. Holders of stock options do not, and the holders of PSUs that were granted to our executives did not, receive dividends or dividend equivalents.

Other information pertaining to each category of equity-based compensation appears below.

Stock Options

The table below summarizes the weighted-average assumptions used to value Time Warner stock options at their grant date and the weighted-average grant date fair value per share:

	Year Ended December 31,
	2012	2011	2010
Expected volatility	31.2%	29.5%	29.6%
Expected term to exercise from grant date	6.43 years	6.18 years	6.38 years
Risk-free rate	1.3%	2.8%	2.8%
Expected dividend yield	2.8%	2.6%	3.1%
Weighted average grant date fair value per share	8.64	8.92	6.42

The following table summarizes information about Time Warner stock options awarded to our employees that were outstanding as of December 31, 2012:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
	(thousands)		(in years)	(thousands)
Outstanding as of December 31, 2011	17,864	$35.49
Granted	407	37.43
Exercised	(6,901)	32.13
Forfeited or expired	(3,001)	50.07

Outstanding as of December 31, 2012	8,369	33.12	4.43	$123,081

Exercisable as of December 31, 2012	5,955	34.04	3.10	$82,121

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

As of December 31, 2012, the number, weighted-average exercise price, aggregate intrinsic value and weighted-average remaining contractual term of stock options granted to our employees that have vested and are expected to vest approximate amounts for stock options outstanding.

The following table summarizes information about Time Warner stock options exercised by our employees (millions):

	Year Ended December 31,
	2012	2011	2010
Total intrinsic value	$68	$18	$10
Cash received	222	51	20
Tax benefits realized	25	7	4

Restricted Stock Units and Target Performance Stock Units

The following table sets forth the weighted-average grant date fair value of RSUs awarded to our employees:

	Year Ended December 31,
	2012	2011	2010
RSUs	$37.49	$36.05	$27.44

The following table summarizes information about unvested Time Warner RSUs awarded to our employees as of December 31, 2012:

	Number of Shares/Units	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value
	(thousands)		(thousands)
Unvested as of December 31, 2011	3,699	$26.06
Granted	1,318	37.49
Vested	(1,010)	20.90
Forfeited	(306)	30.03

Unvested as of December 31, 2012	3,701	31.21	$177,019

The following table sets forth the total fair value of RSUs and target PSUs awarded our employees that vested during the following years (millions):

	Year Ended December 31,
	2012	2011	2010
RSUs	$38	$40	$16
PSUs	—	3	2

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Equity-Based Compensation Expense

Compensation expense that we recognized for our participation in Time Warner’s equity-based compensation plans is as follows (millions):

	Year Ended December 31,
	2012	2011	2010
Stock options	$7	$12	$12
RSUs and PSUs	32	29	28

Total impact on Operating income	$39	$41	$40

Tax benefit recognized	$14	$17	$15

Treatment Following Spin-Off

Total unrecognized compensation cost related to unvested RSUs and stock option awards as of December 31, 2012, without taking into account expected forfeitures, is $59 million. As of December 31, 2012, there were no outstanding PSUs. Upon the completion of the Spin-Off, our employees will no longer participate in the Time Warner equity plans. Employees who hold Time Warner equity awards at the time of the Spin-Off will be treated as if their employment with Time Warner was terminated without cause. For most of our employees, this treatment will result in the forfeiture of unvested stock options and shortened exercise periods for vested stock options and pro rata vesting of the next installment of (and forfeiture of the remainder of) the RSUs. As a result, the majority of the unrecognized compensation cost will not be recognized, because stock options that were originally expected to vest subsequent to the Spin-Off are no longer expected to vest under the terms of Time Warner’s equity plans.

10.	BENEFIT PLANS

Our employees participate in funded and unfunded defined benefit pension and other domestic postretirement plans sponsored by Time Warner, which include participants from Time Warner’s other businesses. In connection with the Spin-Off, such plans are accounted for as though they are multiemployer benefit plans. As a result, we did not record an asset or liability to recognize the funded status of these plans. We recorded net expense of $16 million, $16 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively, for Time Warner’s allocation of pension and other postretirement benefit costs related to our employees.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Our employees also participate in international defined benefit pension plans, primarily in the U.K., that are sponsored by entities that are part of the Publishing Business. The financial impact of these plans has been reflected in the combined financial statements. Information for our major defined benefit pension plans for the years ended December 31, 2012 and 2011 are as follows:

Benefit Obligation (millions)

	December 31,
	2012	2011
Change in benefit obligation:
Projected benefit obligation, beginning of year	$517	$505
Service cost	—	2
Interest cost	26	29
Plan participant contributions	—	1
Actuarial loss	47	1
Benefits paid	(15)	(16)
Foreign currency exchange rates	19	(5)

Projected benefit obligation, end of year	$594	$517

Accumulated benefit obligation, end of year	$589	$508

Plan Assets (millions)

	December 31,
	2012	2011
Change in plan assets:
Fair value of plan assets, beginning of year	$507	$525
Actual return on plan assets	60	—
Employer contributions	—	2
Benefits paid	(15)	(16)
Plan participant contributions	—	1
Foreign currency exchange rates	19	(5)

Fair value of plan assets, end of year	$571	$507

As of December 31, 2012 and December 31, 2011, the funded status of our defined benefit pension plans recognized in the Combined Balance Sheet reflected a net noncurrent liability position of $23 million and $10 million, respectively. As of December 31, 2012 and December 31, 2011, amounts included in Accumulated other comprehensive loss, net were $171 million and $145 million, respectively, primarily consisting of net actuarial losses.

As of each of December 31, 2012 and December 31, 2011, the projected benefit obligation in excess of plan assets for an unfunded defined benefit pension plan was $5 million and the accumulated benefit obligation in excess of plan assets for that plan was $5 million. In addition, as of December 31, 2012, the projected benefit obligation and accumulated benefit obligation for a funded defined benefit pension plan exceeded the fair value of its assets by $18 million and $12 million, respectively.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Components of Net Periodic Benefit (Income) Costs (millions)

	December 31,
	2012	2011	2010
Service cost	$—	$2	$7
Interest cost	26	29	26
Expected return on plan assets	(37)	(40)	(34)
Amortization of net loss	2	1	7

Net periodic benefit (income) costs	$(9)	$(8)	$6

Assumptions

Weighted-average assumptions used to determine benefit obligations and net periodic benefit costs for the years ended December 31:

	Benefit Obligations			Net Periodic Benefit Costs
	2012	2011	2010	2012	2011	2010
Discount rate	4.52%	4.98%	5.57%	4.98%	5.57%	5.88%
Rate of compensation increase	3.35%	3.50%	4.50%	3.50%	4.50%	4.50%
Expected long-term rate of return on plan assets	n/a	n/a	n/a	7.33%	7.58%	7.66%

The discount rates were determined by matching the plans’ liability cash flows to rates derived from high-quality corporate bonds available at the measurement date.

In developing the expected long-term rate of return on plan assets, we considered long-term historical rates of return, our plan asset allocations as well as the opinions and outlooks of investment professionals and consulting firms.

Fair Value of Plan Assets

The following table sets forth by Level, within the fair value hierarchy described in Note 4, the assets held by our defined benefit pension plan, as of December 31, 2012 and December 31, 2011 (millions). None of the assets held by this plan were classified as Level 3.

	December 31, 2012			December 31, 2011
Asset Category	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash and cash equivalents	$—	$—	$—	$1	$—	$1
Pooled investments:
Equity	—	393	393	—	372	372
Fixed Income	—	153	153	—	132	132
Other	—	25	25	—	2	2

Total	$—	$571	$571	$1	$506	$507

We primarily utilize the market approach for determining recurring fair value measurements.

The investment policy for our defined benefit pension plans is to minimize the volatility of the plans’ funded status and to achieve and maintain fully funded status in order to pay current and future participant benefits from plan assets. We determine and periodically review asset allocation policies consistent with our investment policy.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

In addition, we continuously monitor the performance of the pension investment portfolios, and the performance of the investment advisers, sub-advisers and asset managers thereof, and make adjustments and changes as required. We do not manage any pension assets internally.

Under our investment policy, the target asset allocations for the international defined benefit pension plans in the U.K. as of December 31, 2012 were approximately 70% equity investments and 30% fixed income investments.

At both December 31, 2012 and December 31, 2011, our defined benefit pension plan’s assets did not include any securities issued by Time Warner.

Expected Cash Flows

After considering the funded status of our defined benefit pension plans, movements in the discount rate, investment performance and related tax consequences, we may choose to make contributions to our pension plans in any given year. We did not make any discretionary cash contributions to our funded defined benefit pension plans during the year ended December 31, 2012. For our unfunded plans, contributions will continue to be made to the extent benefits are paid. In addition, we currently anticipate that we will make contributions to certain international defined benefit pension plans of $10 million in 2013, pursuant to U.K. regulatory funding requirements.

Information about the expected benefit payments for our defined benefit pension plans is as follows (millions):

	2013	2014	2015	2016	2017	2018-2022
Expected benefit payments	$14	$14	$16	$17	$18	$116

Defined Contribution Plans

Many of our employees participate in defined contribution plans, including savings and profit sharing plans sponsored by Time Warner. The contributions to these plans are primarily based on a percentage of the employees’ elected contributions and are subject to plan provisions. The costs related to our employees’ participation, including amounts allocated to us related to our employees’ participation in plans sponsored by Time Warner, are recognized in the Combined Statement of Operations and amounted to $44 million in 2012, $44 million in 2011 and $27 million in 2010.

11.	RESTRUCTURING AND SEVERANCE COSTS

Restructuring and severance costs primarily related to employee termination costs, ranging from senior executives to line personnel, and other exit costs, including lease terminations. Restructuring and severance costs expensed as incurred for the years ended December 31, 2012, 2011 and 2010 are as follows (millions):

	Year Ended December 31,
	2012	2011	2010
2012 activity	$22	$—	$—
2011 activity	—	20	—
2010 and prior activity	5	(2)	61

Total restructuring and severance costs	$27	$18	$61

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Selected information relating to accrued restructuring and severance costs is as follows (millions):

	Employee Terminations	Other Exit Costs	Total
Remaining liability as of December 31, 2009	$89	$81	$170
Net accruals	38	23	61
Cash paid	(73)	(30)	(103)

Remaining liability as of December 31, 2010	54	74	128
Net accruals	16	2	18
Noncash reductions(a)	(4)	—	(4)
Cash paid	(34)	(24)	(58)

Remaining liability as of December 31, 2011	32	52	84
Net accruals	20	7	27
Cash paid	(27)	(17)	(44)

Remaining liability as of December 31, 2012	$25	$42	$67

(a)	Noncash reductions relate to the settlement of certain employee-related liabilities with equity instruments.

As of December 31, 2012, of the remaining liability of $67 million, $34 million was classified as a current liability in the Combined Balance Sheet, with the remaining $33 million classified as a long-term liability. Amounts classified as long-term liabilities are expected to be paid through 2017.

12.	SEGMENT INFORMATION

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and that has discrete financial information that is regularly reviewed by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker for the periods presented was the Chairman and Chief Executive Officer of Time Warner. The chief operating decision maker evaluates performance and makes operating decisions about allocating resources based on financial data presented for us on a combined basis. Accordingly, our management has determined that we have one segment.

13.	COMMITMENTS AND CONTINGENCIES

Commitments

We have commitments for office space and operating equipment. Net rent expense was $79 million in each of 2012, 2011 and 2010. Included in such amounts was sublease income of $22 million for 2012, $23 million for 2011 and $14 million for 2010.

The minimum rental commitments under noncancelable long-term operating leases (“Operating Leases”) payable during the next five years and thereafter are as follows (millions):

	2013	2014	2015	2016	2017	Thereafter
Operating Leases	$110	$107	$106	$102	$101	$26

Additionally, as of December 31, 2012, we have future sublease income arrangements of $106 million, which are not included in Operating Leases in the table above.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Contingencies

In the ordinary course of business, we are defendants in or parties to various legal claims, actions and proceedings. These claims, actions and proceedings are at varying stages of investigation, arbitration or adjudication, and involve a variety of areas of law.

On March 10, 2009, Anderson News L.L.C. and Anderson Services L.L.C. (collectively, “Anderson News”) filed an antitrust lawsuit in the U.S. District Court for the Southern District of New York against several magazine publishers, distributors and wholesalers, including Time Inc. and one of its subsidiaries, Time/Warner Retail Sales & Marketing Inc. (“TWR”). Plaintiffs allege that defendants violated Section 1 of the Sherman Antitrust Act by engaging in an antitrust conspiracy against Anderson News, as well as other related state law claims. Plaintiffs are seeking (among other things) an unspecified award of treble monetary damages against defendants, jointly and severally. On August 2, 2010, the court granted defendants’ motions to dismiss the complaint with prejudice and, on October 25, 2010, the court denied Anderson News’ motion for reconsideration of that dismissal. On November 8, 2010, Anderson News appealed and, on April 3, 2012, the U.S. Court of Appeals for the Second Circuit vacated the district court’s dismissal of the complaint and remanded the case to the district court. On January 7, 2013, the U.S. Supreme Court denied defendants’ petition for writ of certiorari to review the judgment of the U.S. Court of Appeals for the Second Circuit vacating the district court’s dismissal of the complaint. On November 8, 2013, the court granted defendants’ request to file a motion for leave to amend their answers to assert an antitrust counterclaim against plaintiffs.

On November 14, 2011, TWR and several other magazine publishers and distributors, filed an adversary proceeding in the U.S. Bankruptcy Court for the District of Delaware against Anderson Media Corporation, the parent company of Anderson News, and several Anderson News affiliates. Plaintiffs, acting on behalf of the Anderson News bankruptcy estate with derivative standing granted by the Bankruptcy Court, seek to avoid and recover, as preferences and fraudulent transfers under sections 547 or 548 of the United States Bankruptcy Code and Delaware state law, in excess of $70 million that Anderson News, the debtor in possession, transferred to the Anderson News-affiliated insider defendants prior to the involuntary bankruptcy petition filed against Anderson News by certain of its creditors. On December 28, 2011, the defendants moved to dismiss the adversary proceeding. On June 5, 2012, the court denied defendants’ motion. On November 6, 2013, the bankruptcy court lifted the automatic stay barring claims against the debtor, allowing Time Inc. and others to pursue an antitrust counterclaim against Anderson News in the antitrust action brought by Anderson News in the U.S. District Court for the Southern District of New York (described above).

We intend to vigorously defend against or prosecute the matters described above.

We establish an accrued liability for legal claims when we determine that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters.

For the first matter disclosed above, we do not believe that any reasonably possible losses in excess of accrued liabilities would be material to the combined financial statements as a whole. In view of the inherent difficulty of predicting the outcome of litigation and claims, we often cannot predict what the eventual outcome of a pending matter will be or what the timing or results of the ultimate resolution of a matter will be.

On October 26, 2010, the Canadian Minister of National Revenue denied the claims by TWR for input tax credits in respect of goods and services tax that TWR had paid on magazines it imported into, and had displayed at retail locations in, Canada during the years 2006 to 2008, on the basis that TWR did not own those magazines, and issued Notices of Reassessment in the amount of approximately C$52 million. On January 21, 2011, TWR filed an objection to the Notices of Reassessment with the Chief of Appeals of the Canada Revenue Agency,

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

arguing that TWR claimed input tax credits only in respect of goods and services tax it actually paid and, regardless of whether its payment of the goods and services tax was appropriate or in error, it is entitled to a rebate for such payments. On September 13, 2013, TWR received Notices of Reassessment in the amount of C$26.9 million relating to the disallowance of input tax credits claimed by TWR for goods and services tax that TWR had paid on magazines it imported into, and had displayed at retail locations in, Canada during the years 2009 to 2010. On October 22, 2013, TWR filed an objection to the Notices of Reassessment received on September 13, 2013 with the Chief of Appeals of the Canada Revenue Agency, asserting the same arguments made in the objection TWR filed on January 21, 2011. Including interest accrued on both reassessments, the total reassessment by the Canada Revenue Agency for the years 2006 to 2010 was C$81.3 million as of September 13, 2013.

14.	RELATED PARTY TRANSACTIONS

Related Party Transactions with Time Warner

Until the consummation of the Spin-Off, we will continue to have certain related party relationships with Time Warner and its subsidiaries, as discussed further below.

(a) Administrative Services

Until the consummation of the Spin-Off, Time Warner will continue to perform certain administrative functions on our behalf. Costs of these services that are allocated or charged to us are based on either the actual costs incurred or Time Warner’s estimate of expenses relative to the services provided to other subsidiaries of Time Warner. We believe that receiving these services from Time Warner creates cost efficiencies. These services and transactions include the following:

•	cash management and other treasury services;
•	administrative services such as tax, human resources and employee benefit administration services;
•	certain global marketing services; and
•	certain IT services.

During the years ended December 31, 2012, 2011 and 2010, we incurred $17 million, $17 million and $18 million, respectively, of expenses related to charges for services performed by Time Warner. We recorded these expenses as operating expenses as incurred.

(b) Banking and Treasury Functions

Until the consummation of the Spin-Off, Time Warner will continue to provide cash management and treasury services to us. As part of these services, we transfer the majority of our cash balances to Time Warner on a daily basis and receive funding from Time Warner for our operating and investing cash needs.

(c) Other

Transactions with Time Warner’s Affiliates and Subsidiaries

In the normal course of conducting our business, we have entered into various transactions with Time Warner’s affiliates and subsidiaries. A summary of the revenues and expenses related to these transactions is as follows (millions):

	Year Ended December 31,
	2012	2011	2010

Revenues	$21	$49	$22
Expenses	(11)	(18)	(15)

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

Net Transactions with Time Warner Parent

The components of Net transactions with Time Warner parent are as follows (millions):

	Year Ended December 31,
	2012	2011	2010

Cash pooling and other financing activities	$(497)	$(591)	$(635)
Other(a)	52	127	127

Net transactions with Time Warner parent	$(445)	$(464)	$(508)

(a)	Other primarily includes rebills for services performed by, or on behalf of, Time Warner such as payroll processing, travel and expense reimbursement and expense allocations for certain benefit plans sponsored by Time Warner.

Other Related Party Transactions

We have entered into certain transactions in the ordinary course of business with unconsolidated investees accounted for under the equity method of accounting. These transactions have been executed on terms comparable to the terms of transactions with unrelated third parties. Revenues resulting from transactions with related parties were $5 million for the year ended December 31, 2012, $6 million for the year ended December 31, 2011 and $5 million for the year ended December 31, 2010.

15.	ADDITIONAL FINANCIAL INFORMATION

Additional financial information with respect to Other income (loss), net, Accounts payable and accrued liabilities and Other noncurrent liabilities is as follows (millions):

	Year Ended December 31,
	2012	2011	2010
Other Income (Loss), Net
Investment losses, net	$—	$(1)	$(1)
Income (loss) on equity method investees	(3)	6	2
Other	—	1	(1)

Total other income (loss), net	$(3)	$6	$—

	December 31, 2012	December 31, 2011
Accounts Payable and Accrued Liabilities
Accounts payable	$212	$204
Accrued compensation	120	147
Distribution expenses	47	53
Rebates and allowances	62	75
Restructuring and severance	34	35
Accrued income and other taxes	20	26
Other expenses	36	47

Total accounts payable and accrued liabilities	$531	$587

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO COMBINED FINANCIAL STATEMENTS – (Continued)

	December 31, 2012	December 31, 2011
Other Noncurrent Liabilities
Noncurrent pension and post retirement liabilities	$29	$13
Restructuring and severance	33	49
Noncurrent income tax and interest reserves	45	48
Other noncurrent liabilities	42	48

Total other noncurrent liabilities	$149	$158

Foreign Operations

Long-lived hard assets located outside the United States, which represent approximately 6% of total assets at December 31, 2012, are primarily located in the U.K. Revenues in different geographical areas are as follows (millions):

	Year Ended December 31,
	2012	2011	2010
Revenues(a)
United States	$2,822	$3,007	$2,984
United Kingdom	444	471	496
Other international	170	199	195

Total revenues	$3,436	$3,677	$3,675

(a)	Revenues are attributed to countries based on location of customer.

PUBLISHING BUSINESS OF TIME WARNER INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2012, 2011 and 2010

(millions)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
2012
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$74	$19	$(18)	$75
Reserves for sales returns and allowances	296	628	(649)	275

Total	$370	$647	$(667)	$350

2011
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$88	$19	$(33)	$74
Reserves for sales returns and allowances	405	721	(830)	296

Total	$493	$740	$(863)	$370

2010
Reserves deducted from accounts receivable:
Allowance for doubtful accounts	$98	$26	$(36)	$88
Reserves for sales returns and allowances	387	717	(699)	405

Total	$485	$743	$(735)	$493

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED BALANCE SHEET

(millions)

	September 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets
Cash and equivalents	$63	$81
Receivables, less allowances of $274 and $350	502	588
Inventories, net of reserves	71	83
Deferred income taxes	82	82
Prepaid expenses and other current assets	96	52

Total current assets	814	886

Property, plant and equipment, net	521	576
Intangible assets subject to amortization, net	608	638
Intangible assets not subject to amortization	637	637
Goodwill	3,132	3,150
Other assets	44	48

Total assets	$5,756	$5,935

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$514	$531
Deferred revenue	463	485

Total current liabilities	977	1,016

Long-term debt	37	36
Deferred income taxes	326	313
Deferred revenue	128	137
Other noncurrent liabilities	130	149
Commitments and Contingencies (Note 7)

Equity
Divisional equity	4,332	4,429
Accumulated other comprehensive loss, net	(174)	(145)

Total equity	4,158	4,284

Total liabilities and equity	$5,756	$5,935

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF OPERATIONS

(Unaudited; millions)

	Three Months Ended		Nine Months Ended
	9/30/13	9/30/12	9/30/13	9/30/12

Revenues	$818	$838	$2,388	$2,469
Costs of revenues	(326)	(338)	(952)	(1,000)
Selling, general and administrative	(363)	(359)	(1,118)	(1,157)
Amortization of intangible assets	(10)	(9)	(30)	(27)
Restructuring and severance costs	(4)	(6)	(58)	(24)
Gain (loss) on operating assets, net	—	1	—	(41)

Operating income	115	127	230	220
Interest expense, net	(1)	(1)	(2)	(2)
Other loss, net	—	—	(3)	(3)

Income before income taxes	114	126	225	215
Income tax provision	(46)	(42)	(90)	(80)

Net income	$68	$84	$135	$135

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited; millions)

	Three Months Ended		Nine Months Ended
	9/30/13	9/30/12	9/30/13	9/30/12

Net income	$68	$84	$135	$135

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	22	19	(36)	28

Benefit obligations:
Unrealized gains (losses) occurring during the period	(3)	(1)	5	(4)
Less: Reclassification adjustment for losses realized in net income	1	—	2	1

Net benefit obligations	(2)	(1)	7	(3)

Other comprehensive income (loss)	20	18	(29)	25

Comprehensive income	$88	$102	$106	$160

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF CASH FLOWS

Nine Months Ended September 30,

(Unaudited; millions)

	2013	2012
OPERATING ACTIVITIES
Net income	$135	$135
Adjustments for noncash and nonoperating items:
Depreciation and amortization	94	96
Loss on investments and other assets, net	—	41
Equity in losses of investee companies, net of cash distributions	3	2
Equity-based compensation	13	32
Deferred income taxes	13	17
Changes in operating assets and liabilities, net of acquisitions	(11)	9

Cash provided by operations	247	332

INVESTING ACTIVITIES
Investments and acquisitions, net of cash acquired	(3)	(8)
Capital expenditures	(19)	(20)
Other investment proceeds	—	16

Cash used by investing activities	(22)	(12)

FINANCING ACTIVITIES
Excess tax benefit from equity instruments	30	11
Net transfers to Time Warner	(273)	(338)

Cash used by financing activities	(243)	(327)

DECREASE IN CASH AND EQUIVALENTS	(18)	(7)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	81	95

CASH AND EQUIVALENTS AT END OF PERIOD	$63	$88

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

COMBINED STATEMENT OF EQUITY

Nine Months Ended September 30,

(Unaudited; millions)

	2013	2012

BALANCE AT BEGINNING OF PERIOD	$4,284	$4,448
Net income	135	135
Other comprehensive income (loss)	(29)	25
Net transactions with Time Warner parent	(232)	(320)

BALANCE AT END OF PERIOD	$4,158	$4,288

See accompanying notes.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

See Note 1 to our combined financial statements.

Basis of Presentation

The unaudited interim combined financial statements have been prepared on a stand-alone basis and were derived from Time Warner’s consolidated financial statements and accounting records. The unaudited interim combined financial statements include our assets, liabilities, revenues, expenses and cash flows. Intercompany accounts and transactions between the combined businesses have been eliminated. For each of the periods presented, the entities that are part of the Publishing Business were each separate indirect wholly owned subsidiaries of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent publicly-traded company during the periods presented.

In connection with the Spin-Off, we will enter into agreements with Time Warner that either have not existed historically or are on different terms than the terms of arrangements or agreements that existed prior to the Spin-Off. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of the separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to us by Time Warner, including cash management and other treasury services, administrative services (such as tax, human resources and employee benefit administration) and certain global marketing and IT services. During the three and nine months ended September 30, 2013, we incurred $3 million and $13 million, respectively, of expenses related to charges for services performed by Time Warner. During the three and nine months ended September 30, 2012, we incurred $4 million and $13 million, respectively, of expenses related to charges for services performed by Time Warner.

In addition, the unaudited interim combined financial statements include amounts related to international defined benefit pension plans, primarily in the U.K., that are sponsored by entities that are part of the Publishing Business. Following the Spin-Off, we may be responsible for certain pension and deferred compensation liabilities associated with certain of our employees related to benefit plans sponsored or managed by Time Warner. The amount of such liabilities has not yet been determined and, accordingly, the unaudited interim combined financial statements do not reflect such liabilities.

The financial position and operating results of most of our foreign operations are combined or consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Translation gains or losses on assets and liabilities are included as a component of Accumulated other comprehensive loss, net.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported in the unaudited interim combined financial statements and footnotes thereto. Actual results could differ from those estimates.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

Significant estimates and judgments inherent in the preparation of the unaudited interim combined financial statements include accounting for asset impairments, allowances for doubtful accounts, depreciation and amortization, magazine and product returns, pension and other postretirement benefits, equity-based compensation, income taxes, contingencies, litigation matters, and reporting revenue for certain transactions on a gross versus net basis.

Unaudited Interim Financial Statements

The interim combined financial statements are unaudited; however, in the opinion of management, they contain all of the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented in conformity with GAAP applicable to interim periods. The unaudited interim combined financial statements should be read in conjunction with our combined financial statements.

Accounting Guidance Adopted in 2013

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

On January 1, 2013, we adopted guidance on a retrospective basis requiring disclosure of the line item in the Combined Statement of Operations affected by reclassification adjustments out of Accumulated other comprehensive loss, net. The adoption of this guidance did not have a material impact on our unaudited interim combined financial statements.

Accounting for Cumulative Translation Adjustments

On January 1, 2013, we early adopted guidance on a prospective basis that requires the cumulative translation adjustment (“CTA”) related to a subsidiary or group of assets within a consolidated foreign entity to be released into earnings when an entity ceases to have a controlling financial interest in that subsidiary or group of assets and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment will be recognized in earnings upon the sale of the investment. CTA will also be recognized in earnings in a step acquisition transaction. The adoption of this guidance did not have a material impact on our unaudited interim combined financial statements.

Recent Accounting Guidance Not Yet Adopted

Presentation of Unrecognized Tax Benefits

In July 2013, guidance was issued that requires a liability related to an unrecognized tax benefit to be offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations in which a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of a jurisdiction or the tax law of a jurisdiction does not require it, and we do not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This guidance, which will become effective for us on January 1, 2014 and will be applied on a prospective basis, is not expected to have a material impact on our unaudited interim combined financial statements.

Interim Impairment Testing of Goodwill, Indefinite-Lived Intangible Assets and Long-Lived Assets

As discussed in more detail in Note 1 to our combined financial statements, Goodwill and indefinite-lived intangible assets are tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. Long-lived assets, including finite-lived intangible assets,

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

do not require that an annual impairment test be performed. Instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. As a result of Time Warner’s decision to spin off Time Inc., we assessed our Goodwill, indefinite-lived intangible assets and long-lived assets for impairment as of September 30, 2013.

The September 30, 2013 impairment test did not result in an impairment of Goodwill because the fair value of our reporting unit exceeded its carrying value by approximately 10%. Had the fair value of our reporting unit been less than its carrying value, we would have been required to perform the second step of the impairment review process to determine the ultimate amount of the impairment loss to record. The significant assumptions utilized in the impairment test included projected future cash flows from our 2013 budget and long-range plan, a discount rate of 11.5%, and a terminal growth rate of 2%. In addition, in conducting the impairment test, we considered trading multiples of comparable publicly-traded companies.

Additionally, the impairment test did not result in the impairment of any indefinite-lived intangible assets because the estimated fair value of such assets exceeded their respective carrying values. To illustrate the magnitude of the potential impairment relative to future changes in estimated fair value, had the fair value of a certain tradename with an aggregate carrying value of $539 million been hypothetically 10% lower as of September 30, 2013, the aggregate carrying value of that tradename would have exceeded its fair value by $47 million. The significant assumptions utilized in the impairment tests of indefinite-lived intangible assets included a discount rate of 12.0% and a terminal growth rate of 2%.

The impairment test for long-lived assets, including finite-lived intangible assets, utilized estimates of undiscounted future cash flows based on the use of the assets for their remaining useful life assuming the disposition transaction (i.e., the Spin-Off) will not occur. The impairment test did not result in the impairment of any long-lived assets.

Although the September 30, 2013 impairment test did not result in an impairment of Goodwill or intangible assets, market conditions in the publishing industry, including declines in print advertising revenues and newsstand sales, remain challenging. In addition, to date, certain of the strategies and initiatives encompassed in our current long-range plan have not met management’s original expectations. During the third quarter of 2013, we appointed a new Chief Executive Officer and Chief Financial Officer, who are in the process of reviewing our current strategies and initiatives as well as developing new strategies and initiatives as part of preparing a new long-range plan. As a result, some of our current strategies and initiatives could be modified, abandoned or replaced with new strategies and initiatives, which could change our expectations of future cash flows. If market conditions or our expectations of future cash flows are worse than our current expectations, it is possible that the carrying values of our reporting unit and certain of our tradenames will exceed their respective fair values, which could result in us recognizing a noncash impairment of Goodwill or indefinite-lived intangible assets that could be material.

2.	FAIR VALUE MEASUREMENTS

A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy distinguishes between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require us to use present value and other valuation techniques in the determination of fair value (Level 3).

We primarily apply the market approach for recurring fair value measurements. As of September 30, 2013 and December 31, 2012, assets and liabilities required to be carried at fair value on a recurring basis were not material.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

Other Financial Instruments

Our other financial instruments, including debt, are not required to be carried at fair value. The carrying value for the majority of our other financial instruments approximates fair value due to the short-term nature of the financial instruments or because the financial instruments are of a longer-term nature and are recorded on a discounted basis. For the remainder of our other financial instruments, differences between the carrying value and fair value were not significant at September 30, 2013. The fair value of financial instruments is generally determined by reference to the market value of the instrument as quoted on a national securities exchange or an over-the-counter market. In cases where a quoted market value is not available, fair value is based on an estimate using present value or other valuation techniques.

Non-Financial Instruments

The majority of our non-financial instruments, which include Goodwill, intangible assets, inventories and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually for Goodwill and indefinite-lived intangible assets) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of cost or its fair value.

3.	INVENTORIES

Inventories consist of (millions):

	September 30, 2013	December 31, 2012
Inventories:
Raw materials – paper	$41	$42
Work in process	6	4
Finished goods	24	37

Total inventories	$71	$83

4.	EQUITY

Comprehensive Income

Comprehensive income is reported in the Combined Statement of Comprehensive Income and consists of Net income and other gains and losses affecting equity that, under GAAP, are excluded from Net income. Such items consist primarily of foreign currency translation gains (losses) and changes in certain benefit plan obligations.

The following summary sets forth the activity within Other comprehensive income (loss) (millions):

	Three Months Ended September 30, 2013			Nine Months Ended September 30, 2013
	Pretax	Tax (provision) benefit	Net of tax	Pretax	Tax (provision) benefit	Net of tax

Foreign currency translation adjustments	$22	$—	$22	$(36)	$—	$(36)
Unrealized gains (losses) on benefit obligation	(4)	1	(3)	6	(1)	5
Reclassification adjustment for losses on benefit obligation realized in net income(a)	1	—	1	2	—	2

Other comprehensive income (loss)	$19	$1	$20	$(28)	$(1)	$(29)

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

	Three Months Ended September 30, 2012			Nine Months Ended September 30, 2012
	Pretax	Tax (provision) benefit	Net of tax	Pretax	Tax (provision) benefit	Net of tax

Foreign currency translation adjustments	$19	$—	$19	$28	$—	$28
Unrealized losses on benefit obligation	(1)	—	(1)	(5)	1	(4)
Reclassification adjustment for losses on benefit obligation realized in net income(a)	1	(1)	—	2	(1)	1

Other comprehensive income (loss)	$19	$(1)	$18	$25	$—	$25

(a)	Included in Selling, general and administrative expenses.

5.	EQUITY-BASED COMPENSATION

Until the consummation of the Spin-Off, our employees are eligible to participate in Time Warner’s equity plans. The compensation expense that we recognized for our employees’ participation in the Time Warner equity-based compensation plan is as follows (millions):

	Three Months Ended		Nine Months Ended
	9/30/13	9/30/12	9/30/13	9/30/12

Restricted stock units (“RSUs”)	$2	$6	$10	$27
Stock options	2	1	3	5

Total impact on Operating income	$4	$7	$13	$32

Tax benefit recognized	$2	$3	$5	$12

For the nine months ended September 30, 2012, Time Warner granted approximately 1.3 million RSUs to our employees at a weighted-average grant date fair value per RSU of $37.46. Time Warner did not grant any RSUs to our employees during the nine months ended September 30, 2013.

For the nine months ended September 30, 2012, Time Warner granted approximately 0.4 million stock options to our employees at a weighted-average grant date fair value per option of $8.64. Time Warner did not grant any stock options to our employees during the nine months ended September 30, 2013. The weighted-average values of assumptions used to value the stock options granted during the nine months ended September 30, 2012 include expected volatility of 31.2%, expected term to exercise from grant date of 6.43 years, risk-free rate of 1.3%, and expected dividend yield of 2.8%.

6.	RESTRUCTURING AND SEVERANCE COSTS

Restructuring and severance costs primarily related to employee termination costs, ranging from senior executives to line personnel, and other exit costs, including lease terminations. Restructuring and severance costs expensed as incurred for the three and nine months ended September 30, 2013 and 2012 are as follows (millions):

	Three Months Ended		Nine Months Ended
	9/30/13	9/30/12	9/30/13	9/30/12

2013 activity	$4	$—	$64	$—
2012 and prior activity	—	6	(6)	24

Total restructuring and severance costs	$4	$6	$58	$24

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

Selected information relating to accrued restructuring and severance costs is as follows (millions):

	Employee Terminations	Other Exit Costs	Total

Remaining liability as of December 31, 2012	$25	$42	$67
Net accruals	61	(3)	58
Noncash reductions(a)	(2)	—	(2)
Cash paid	(52)	(5)	(57)

Remaining liability as of September 30, 2013	$32	$34	$66

(a)	Noncash reductions relate to the settlement of certain employee-related liabilities with equity instruments.

As of September 30, 2013, of the remaining liability of $66 million, $36 million was classified as a current liability in the Combined Balance Sheet, with the remaining $30 million classified as a long-term liability. Amounts classified as long-term liabilities are expected to be paid through 2020.

7.	COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, we are defendants in or parties to various legal claims, actions and proceedings. These claims, actions and proceedings are at varying stages of investigation, arbitration or adjudication, and involve a variety of areas of law.

On March 10, 2009, Anderson News L.L.C. and Anderson Services L.L.C. (collectively, “Anderson News”) filed an antitrust lawsuit in the U.S. District Court for the Southern District of New York against several magazine publishers, distributors and wholesalers, including Time Inc. and one of its subsidiaries, Time/Warner Retail Sales & Marketing Inc. (“TWR”). Plaintiffs allege that defendants violated Section 1 of the Sherman Antitrust Act by engaging in an antitrust conspiracy against Anderson News, as well as other related state law claims. Plaintiffs are seeking (among other things) an unspecified award of treble monetary damages against defendants, jointly and severally. On August 2, 2010, the court granted defendants’ motions to dismiss the complaint with prejudice and, on October 25, 2010, the court denied Anderson News’ motion for reconsideration of that dismissal. On November 8, 2010, Anderson News appealed and, on April 3, 2012, the U.S. Court of Appeals for the Second Circuit vacated the district court’s dismissal of the complaint and remanded the case to the district court. On January 7, 2013, the U.S. Supreme Court denied defendants’ petition for writ of certiorari to review the judgment of the U.S. Court of Appeals for the Second Circuit vacating the district court’s dismissal of the complaint. On November 8, 2013, the court granted defendants’ request to file a motion for leave to amend their answers to assert an antitrust counterclaim against plaintiffs.

On November 14, 2011, TWR and several other magazine publishers and distributors, filed an adversary proceeding in the U.S. Bankruptcy Court for the District of Delaware against Anderson Media Corporation, the parent company of Anderson News, and several Anderson News affiliates. Plaintiffs, acting on behalf of the Anderson News bankruptcy estate with derivative standing granted by the Bankruptcy Court, seek to avoid and recover, as preferences and fraudulent transfers under sections 547 or 548 of the United States Bankruptcy Code and Delaware state law, in excess of $70 million that Anderson News, the debtor in possession, transferred to the Anderson News-affiliated insider defendants prior to the involuntary bankruptcy petition filed against Anderson News by certain of its creditors. On December 28, 2011, the defendants moved to dismiss the adversary proceeding. On June 5, 2012, the court denied defendants’ motion. On November 6, 2013, the bankruptcy court lifted the automatic stay barring claims against the debtor, allowing Time Inc. and others to pursue an antitrust counterclaim against Anderson News in the antitrust action brought by Anderson News in the U.S. District Court for the Southern District of New York (described above).

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

We intend to vigorously defend against or prosecute the matters described above.

We establish an accrued liability for legal claims when we determine that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters.

For the first matter disclosed above, we do not believe that any reasonably possible losses in excess of accrued liabilities would be material to the unaudited interim combined financial statements as a whole. In view of the inherent difficulty of predicting the outcome of litigation and claims, we often cannot predict what the eventual outcome of a pending matter will be or what the timing or results of the ultimate resolution of a matter will be.

On October 26, 2010, the Canadian Minister of National Revenue denied the claims by TWR for input tax credits in respect of goods and services tax that TWR had paid on magazines it imported into, and had displayed at retail locations in, Canada during the years 2006 to 2008, on the basis that TWR did not own those magazines, and issued Notices of Reassessment in the amount of approximately C$52 million. On January 21, 2011, TWR filed an objection to the Notices of Reassessment with the Chief of Appeals of the Canada Revenue Agency, arguing that TWR claimed input tax credits only in respect of goods and services tax it actually paid and, regardless of whether its payment of the goods and services tax was appropriate or in error, it is entitled to a rebate for such payments. On September 13, 2013, TWR received Notices of Reassessment in the amount of C$26.9 million relating to the disallowance of input tax credits claimed by TWR for goods and services tax that TWR had paid on magazines it imported into, and had displayed at retail locations in, Canada during the years 2009 to 2010. On October 22, 2013, TWR filed an objection to the Notices of Reassessment received on September 13, 2013 with the Chief of Appeals of the Canada Revenue Agency, asserting the same arguments made in the objection TWR filed on January 21, 2011. Including interest accrued on both reassessments, the total reassessment by the Canada Revenue Agency for the years 2006 to 2010 was C$81.3 million as of September 13, 2013.

Income Tax Uncertainties

During the nine months ended September 30, 2013, we recorded net increases to income tax reserves of approximately $6 million. Of the $6 million net increase to income tax reserves, approximately $5 million impacted our effective tax rate. During the nine months ended September 30, 2013, we recorded interest reserves related to the income tax reserves of approximately $1 million.

8.	RELATED PARTY TRANSACTIONS

Related Party Transactions with Time Warner

See Note 14 to our combined financial statements for a description of certain related party relationships that we will continue to have with Time Warner and its subsidiaries until the consummation of the Spin-Off.

Administrative Services

During the three and nine months ended September 30, 2013, we incurred $3 million and $13 million, respectively, of expenses related to charges for services performed by Time Warner. Similarly, during the three and nine months ended September 30, 2012, we incurred $4 million and $13 million, respectively, of expenses related to charges for services performed by Time Warner. We recorded these expenses as operating expenses as incurred.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

Transactions with Time Warner’s Affiliates and Subsidiaries

During the three and nine months ended September 30, 2013 and 2012, we generated revenues and incurred expenses related to various transactions with Time Warner’s affiliates and subsidiaries as follows (millions):

	Three Months Ended		Nine Months Ended
	9/30/13	9/30/12	9/30/13	9/30/12

Revenues	$2	$3	$9	$20
Expenses	(1)	(2)	(6)	(7)

Net Transactions with Time Warner Parent

During the three and nine months ended September 30, 2013 and 2012, the components of Net transactions with Time Warner parent are as follows (millions):

	Three Months Ended		Nine Months Ended
	9/30/13	9/30/12	9/30/13	9/30/12

Cash pooling and other financing activities	$(210)	$(182)	$(247)	$(301)
Other(a)	75	20	15	(19)

Net transactions with Time Warner parent	$(135)	$(162)	$(232)	$(320)

(a)	Other primarily includes rebills for services performed by, or on behalf of, Time Warner such as payroll processing, travel and expense reimbursement and expense allocations for certain benefit plans sponsored by Time Warner.

Other Related Party Transactions

During the three and nine months ended September 30, 2013, revenues from transactions with unconsolidated investees accounted for under the equity method of accounting were $1 million and $4 million, respectively. During the three and nine months ended September 30, 2012, revenues from transactions with unconsolidated investees accounted for under the equity method of accounting were $2 million and $4 million, respectively.

9.	SUBSEQUENT EVENT

On October 1, 2013, we acquired American Express Publishing Corporation, including Travel + Leisure and Food & Wine magazines and their related websites. We also entered into a multi-year agreement to publish Departures magazine on behalf of American Express Company. In connection with the purchase, we will recognize a pretax gain of approximately $20 million in the fourth quarter of 2013 resulting from the settlement of the pre-existing contractual arrangement with American Express Publishing Corporation pursuant to which we previously provided management services to its publishing business. The purchase price was not material to our financial condition or results of operations, and we do not expect the acquisition to have a material impact on our financial results.

PUBLISHING BUSINESS OF TIME WARNER INC.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS – (Continued)

10.	ADDITIONAL FINANCIAL INFORMATION

Additional financial information with respect to Accounts payable and accrued liabilities and Other noncurrent liabilities is as follows (millions):

	September 30, 2013	December 31, 2012
Accounts Payable and Accrued Liabilities
Accounts payable	$177	$212
Accrued compensation	118	120
Distribution expenses	51	47
Rebates and allowances	71	62
Restructuring and severance	36	34
Accrued income and other taxes	20	20
Other current liabilities	41	36

Total accounts payable and accrued liabilities	$514	$531

	September 30, 2013	December 31, 2012
Other Noncurrent Liabilities
Noncurrent pension and post retirement liabilities	$11	$29
Restructuring and severance	30	33
Noncurrent tax and interest reserves	52	45
Other noncurrent liabilities	37	42

Total other noncurrent liabilities	$130	$149

ANNEX A

NON-GAAP FINANCIAL MEASURES

“Adjusted Divisional Pre-Tax Income” or “ADPTI” is calculated as Operating Income (Loss), adjusted to exclude (a) the impact of noncash impairments of goodwill, intangible and fixed assets; (b) gains and losses on operating assets; (c) gains and losses recognized in connection with pension plan curtailments, settlements or termination benefits; (d) external costs related to mergers, acquisitions or dispositions, as well as contingent consideration related to such transactions, to the extent such costs are expensed; and (e) amounts related to securities litigation and government investigations plus income (loss) from investments in unconsolidated joint ventures.

“Free Cash Flow” or “FCF” is calculated for periods ending on or after July 1, 2012 as Cash Provided by Operations from Continuing Operations plus (a) payments related to securities litigation and government investigations (net of any insurance recoveries), (b) external costs related to mergers, acquisitions, investments or dispositions, to the extent such costs are expensed, (c) contingent consideration payments made in connection with acquisitions, and (d) excess tax benefits from equity instruments, less capital expenditures, principal payments on capital leases and partnership distributions, if any. For periods ending prior to that date, FCF is calculated in the same manner as provided above, except that it does not include contingent consideration payments made in connection with acquisitions. A change to the definition of FCF for periods prior to July 1, 2012 to adjust for contingent consideration payments made in connection with acquisitions would have had no impact on the reported FCF for such periods.